082-34687 (31)

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ARIS
12-31-08

09046555



2008 Annual Report

CONTENTS

FINANCIAL HIGHLIGHTS

Profit Attributable to
Equity Holders of the Company
RMB'000


449,181
529,647
515,587
630,989
560,109
04
05
06
07
08

Earnings Per Share,
Basic and Diluted
RMB


0.25
0.30
0.29
0.36
0.32
04
05
06
07
08

Total Assets
RMB'000


3,750,889
4,107,601
4,426,018
4,951,253
5,241,207
04
05
06
07
08

CORPORATE PROFILE

TravelSky Technology Limited (the "Company", or including its subsidiaries, the "Group") is the dominant provider of information technology solutions for China's aviation and travel industry. The Group has been devoted to developing leading products and services that satisfy the needs of all the industry participants - ranging from commercial airlines, airports and air travel products and services suppliers to travel agencies, corporate clients, travelers and cargo shippers - to conduct electronic transactions and manage the demand for travel-related information. The core businesses of the Company include aviation information technology service, distribution of information technology service, etc..

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on October 18, 2000. As of the date of this report, it has a controlling equity interest in each of the following subsidiaries: TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited, TravelSky Technology (Japan) Limited, Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司), Guangzhou TravelSky Information Technology Limited (廣州民航信息技術有限公司), Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares Technology of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd. and InfoSky Technology Co., Ltd.. The Company also holds an equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd., Aviation Cares of Southwest Chengdu, Ltd., Heilongjiang TravelSky Airport Technology Limited, Yunnan TravelSky Airport Technology Limited, Shanghai Dongmei Aviation Tourism Online Co., Ltd , Dalian TravelSky Airport Technology Limited , Hebei TravelSky Airport Technology Limited and Guangzhou Airport AirSpan Information Technology Co. Ltd.

The Group had 2,940 employees as of December 31, 2008.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. As of the date of this report, the largest shareholder of the Company is China TravelSky Holding Company ("CTHC"), which holds an equity interest of approximately 29.29% in the Company. A total of approximately 38.84% of the equity interest in the Company is held by 14 Chinese commercial airlines, including the holding companies of the three largest Chinese commercial airlines, namely, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company. The remaining 31.87% of the equity interest in the Company is held by holders of its H shares.

The Company established a Sponsored Level I American Depositary Receipt Programme. American depositary shares under the programme commenced trading on the U.S. over-the-counter market on December 27, 2002.

Data Network and Others

Aviation Information Technology Service

Total Revenues
RMB'000


1,282,850
1,496,784
1,711,705
2,001,903
2,005,168
04
05
06
07
08

Profit Before Taxation
RMB'000


499,598
594,757
627,942
718,591
618,045
04
05
06
07
08

Earnings before interests and tax, depreciation and amortization
RMB'000


628,800
723,800
789,500
892,200
848,400
04
05
06
07
08

CHAIRMAN'S STATEMENT

Dear Shareholders,

The year 2008 had passed in the most extraordinary way. The aviation industry, a field where the Group claims a presence, was hampered by various factors such as the snow storm, earthquake, specific security requirements for the Beijing Olympic Games and the pervading impact of the international financial crisis to entities' economy as a result of the US subprime mortgage crisis. However, the Group vigorously adjusted its strategy and business layout in adherence to its strategies and made the best of such opportunities as safeguarding information system security of aviation passenger service during the Olympic Games and optimizing opportunities of the acquisition of clearing and accounting settlement business, which resulted in sound production safety and operating performance.

Our development goal is to become a leading information technology and business service provider with core competitiveness. Besides reinforcing our prominent position in the PRC market, we spare no effort to rise as a top-tier enterprise with international competitiveness. However, looking forward to 2009, it is predicted that the global economic recession induced by the financial crisis is not coming to a close. The PRC economy, and hence the development of the aviation and transportation market, will be inevitably affected. Under such circumstances, how to optimize the Group's positioning and strategies, tap sustainable growth in our traditional business portfolios and expand new businesses along the service value chain of commercial information and cash flow of civil aviation passengers and freights for achieving established goals will depend on the Group's endeavoring spirit and efficiency-driven initiatives.



Mr. Xu Qiang
Chairman

Therefore, the Group will further reinforce the safety fundamentals in 2009 in accordance with its concepts of continual safety and innovative development to embed safety fundamentals so as to achieve the unification of science development with the values of continual safety. On top of the construction of the new generation aviation passenger service information system and the new operating centre in Beijing, the Group will further increase its self-innovation capability to provide a solid technical basis and security for sustainable development. Capitalizing on the edges of traditional business whilst attending to the development trend of the industry, market and customers, the Group will strengthen its support to airline information technology and direct sales, enhance the technical assistance capability for aiding overseas markets, develop e-commerce business as well as build up technical platforms with core competitiveness, and put efforts on boosting the total solutions of information technology in respect of the promotion of "simplifying the business" in airports, so as to maintain and proliferate market share and scale of the traditional business.

Meanwhile, leveraging on its advantage over nationwide coverage in the information service market accumulated over years and ceaseless efforts in reinforcing its capacity of low cost network operation, the Group intends to break a new ground through the e-commerce services of online/offline travel products distribution including hotels and air-tickets targeting at terminal passengers, aviation cargo logistics information technology service as well as public information service, the Company aims to expand a trading platform for its hotel business and logistics information exchange platform .In an effort to expand market scale, gradually elevate its competitive edges and achieve a quantum leap across industries, the Company will also innovate new business modes and increase its business expertise.

The Group will press ahead to introduce innovative management and business process reengineering, bring customer services to the fore and improve technical service level for customers. Meanwhile, greater emphasis will be articulated on operation efficiency by enforcing corporate governance and creating a performance management system for all staffs. Furthermore, the Group will stage more aggressive reforms in personnel management, labor and income allocation systems, set up a market-oriented employment mechanism, as well as explore equity incentive plan and other incentive and restraint schemes, so as to expand the talent pool, kick start the operational mechanism and open up new vistas for its business.

Finally, I would like to take this opportunity to extend my gratitude to all shareholders, investors, customers, directors and supervisors for the trust and support they have bestowed on us. With concerted and painstaking effort of our staffs, the Company is set to weather the storm, jump at opportunities, meet laid down targets and deliver more lucrative results to shareholders moving forward.

Xu Qiang
Chairman

March 27, 2009

BUSINESS REVIEW

As the leading provider of information technology solutions for China's aviation and transportation industry, the Company stands at a core tache along the value chain of China's aviation and travel service distribution. While the Company provides advanced aviation information technology and its extended services to the Chinese commercial airlines, it also takes a leading role in the distribution of commercial airline products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers, as well as in the provision of information technology solutions. With more than two decades of tenacious development, the Company has preliminarily built up relatively comprehensive, overarching and highly functional product lines of information technology services to satisfy the needs of all the industry participants ranging from commercial airlines, airports, travel products and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers. The Company strived to help these industry participants to expand business, improve their service quality and enhance their operational efficiency.

AVIATION INFORMATION TECHNOLOGY SERVICE

The Company's aviation information technology ("AIT") services, which consist of a series of products and solutions, are provided to Chinese commercial airlines and more than 300 foreign and regional commercial airlines. The AIT services comprise electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service and Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology solutions related to the above businesses, including but not limited to, product service for supporting aviation alliance, solutions for developing commercial airlines' e-ticket and ecommerce, data service for supporting decisions of commercial airlines as well as information management system for improvement of ground operational efficiency.

The rapid momentum of China's aviation market over the past few years significantly saw a slowdown when it was inevitably struck by various adversities. These adversities in 2008 include natural disasters such as the snowstorm in the south, as well as unexpected incidents such as "3.14 Lhasa Riots" and "5.12 Wenchuan Earthquake", specific security requirements for the Beijing Olympic Games and the pervading impact of the international financial crisis to entities' economy as a result of the US subprime mortgage crisis. Under such circumstances, the Company, as the leading provider of information technology solutions for China's aviation and transportation industry, had its ETD system processed approximately 211.2 million bookings on domestic and overseas commercial airlines in 2008, representing an increase of approximately 3.3% over that in 2007, among which, bookings on Chinese commercial airlines increased by approximately 3.5%, while that on foreign and regional commercial airlines decreased by approximately 0.1%.

In 2008, being focused on product lines like seat management, distribution business solutions and fare solutions for commercial airlines, the Group kept improving its AIT and extended services to meet commercial airlines' needs for information technology solutions to strengthen hub and network operation, consolidate alliances and co-operation, simplify businesses, build up the entire workflow of its product and service portfolio, enhance marginal revenue and optimize cost management.



Mr. Xiao Yinhong
CEO

Leveraged on the Company's effort in improving and promoting its systems of Billing and Settlement Plan (BSP) electronic ticketing, Airline Direct-sale electronic ticketing and Airline Online electronic ticketing for recent years, the Company achieved the goal of paperless BSP tickets in China in 2008. The Company brought the Interline Electronic Ticketing (IET) into full play and realized the joint operation of IET among all Chinese commercial airlines, between over 380 pairs of Chinese commercial airlines and foreign and regional commercial airlines, and among more than 60 foreign and regional commercial airlines. The Company assisted in aligning information technology standards upon alliance between Chinese commercial airlines and aviation alliance, endeavoring for sustainable and improved services to establish long-term cooperation. Moreover, through upgrades to the new generation APP front system and technological renovations on such aspects as boarding passes and luggage tags, the Company ensured the ground service provided by allied Chinese commercial airlines in over 20 major airports nationwide (including that of Urumqi and Nanning) have met the requirements of the aviation alliance. The Company provided fully-fledged fare solutions to all Chinese commercial airlines and some foreign and regional commercial airlines in China with an auto computation ratio of domestic private fare up to 92%.

The Company had successfully implemented projects such as security information management systems (SIMS), airline ground operation management system (FGOS) and individual departure control interface (CAPSS) for Air China Limited in Terminal 3 of Beijing Capital Airport. It was an unprecedented move for domestic commercial airlines to implement automatic operation of operational safety, resource allocation and passenger services in an airport of such large scale. As at the end of 2008, the APP front systems of China Eastern Airlines Corporation Limited have been connected to the Company's APP back office system in certain airports, implicating that the Company's APP services are fully employed by major Chinese commercial airlines, a strategic goal to be reached by the Company for years. Along with the construction and operation of the Company's APP front systems in foreign airports such as Tokyo, Paris and Los Angeles, Chinese commercial airlines had applied the Company's APP front systems to initiate check-in, transfer and through check-in services in 80 foreign or regional airports. The number of passenger departures processed amounted to approximately 10.0 million, representing over 78% of inbound passengers of Chinese commercial airlines. The Company also helped Chinese commercial airlines to launch online self-help check-in services in 14 domestic, foreign and regional airports such as Lanzhou, Hong Kong and Kuala Lumpur. The number of passenger departures processed amounted to approximately 698 thousands. These measures served to ease the pressure in providing ground service, resulting in better service quality from commercial airlines. In turn, the Company's market presence has been further reinforced.

As at the end of 2008, the number of foreign and regional commercial airlines having direct connection with the Company's CRS system amounted to 75 with the percentage of sale by direct links accounting for over 97%, considerably empowering the Company to withstand market risks.

BUSINESS REVIEW

AIRPORT INFORMATION TECHNOLOGY SERVICE

Subsequent to the commissioning and upgrade of the new generation APP front system ("NewAPP") in top 50 airports in terms of throughput in China in 2007, the Company pressed ahead to promote the application of the NewAPP in renovation and expansion projects of airports such as Shanghai Hongqiao, Shenzhen and Wuhan in 2008. The widespread usage of the NewAPP was essential for the ongoing operation of domestic airports. In 2008, the Company's self-developed Common Use Self Service (CUSS) system which meets the IATA standard had already been installed in 10 major domestic airports such as Beijing Capital and Guangzhou. The number of foreign and regional commercial airlines that applied the Company's APP system service, multi-host connecting program service and the self-developed ANGEL CUTE platform connecting service also increased to 33. The number of passenger departures processed in 38 airports amounted to approximately 2.7 million. In 2008, while the Company developed and upgraded the aviation passenger security information system (APSIS) for terminal 3 of the Beijing Capital Airport, it also assisted the Beijing Organizing Committee for the Games of the XXIX Olympiad, Civil Aviation Administration of China and governmental security departments in completion of numerous information technology integration projects, including the construction of Arrival and Departure information pretreatment and backup system (PBS) of the Olympic Games and the Paralympics Games as well as the comprehensive information enquiry system for aviation passengers of the Olympic Games. Not only had the Company guaranteed the safety of the Olympic Games but also facilitated the Company's business growth in the field of China's aviation information safety. The data service system to aid airports' decision-making was further promoted in domestic airports.

DISTRIBUTION INFORMATION TECHNOLOGY SERVICE

The Group's travel distribution network comprises approximately 63,800 sales terminals owned by more than 6,600 travel agencies and travel service distributors, with high-level networking and direct links to all Global Distribution System around the world and 75 foreign and regional commercial airlines through SITA networks, covering over 400 domestic and overseas cities. The Group rendered technology support and localized services to travel agencies and travel service distributors through more than 30 local distribution centers across China and overseas distribution centers in Hong Kong and other locations, the network processed over 154.3 million transactions during Year 2008 with transaction amounting to over RMB178.5 billion.

The Group embarked in 2008 on further strengthening the product line of distribution information technology, aiming to delivering more diversified and up-to-date content to travel agencies and travel service distributors, so as to support their flexible distribution modes and convenient operation flows. Meanwhile, the Company stepped further to improve travel agencies' front-end products, perfect the TravelWeb front-end business system and developed the new generation common use front-end platform and travel agency mobile distribution platform, which fostered the Group's competitiveness in the market of distribution information technology service products. In 2008, the Company designed and developed a comprehensive business platform product BLUESKY which helped middle and large scale travel service distributor facilitate business operation and management such as management of customer data, issue of sales policies and enhancement of reservation efficiency, thereby bringing the operational efficiency of travel agencies to a higher level. Attributed to the Group's active corporations with local commercial airlines, airports, travel agents and travel service distributors, the CRS service of the Group was more extensively applied in neighbouring markets like the southeast Asia in 2008.

TRAVEL PRODUCT DISTRIBUTION SERVICE

During 2008, the Group continued to expand its travel product distribution services including hotel reservation, "hotel + air ticket" packages, car rental and business trip insurance products. The Group kept enhancing the hotel distribution system to actively cooperate with the travel product providers and travel service distributors. The Group successfully distributed 459,000 hotels' room-nights, which increased by 7.0% as compared with that in 2007. Besides, the Group also continued to cooperate with a number of domestic insurance brokerage institutions to develop information technology solutions for distribution of insurance products like air-travel personal accident injury insurance ("AAI"). The operations of AIG Insurance System (美亞保險系統) and Itinerary/ Receipt E-Ticket for AAI system (行程單電子航意險系統) had also commenced.

AVIATION CARGO LOGISTICS INFORMATION TECHNOLOGY SERVICES

The development in aviation cargo logistics information technology products of the Group followed two directions, i.e. popularization and product specifications. On one hand, the cargo business system, CFPS LITE, which supports the cargo terminals of medium and small size airports has comprehensive functions, simple disposition and easy operation, has been developed. On the other hand, a neutral cargo business management system supporting international neutral cargo terminals has also been developed which meets the needs of international and domestic imports and exports of the neutral cargo terminals at the airport and provides professional extended services such as the queuing system for parking lot at the airport. Along with the global promotion of paperless airway bills and e-freight, the Group and IATA have implemented a partnership in the field of e-freight, jointly promoting the new technology, so as to reduce industry cost. In 2008, the Group processed approximately 4.2 million airway bills.

CONSTRUCTION OF THE NEW GENERATION AVIATION PASSENGER SERVICE SYSTEM

The designing theme of the Group's new generation aviation passenger service system is passenger-orientation, it adopts service-orientation architedium ("SOA") technical structure, which not only has advantages such as powerful mainframe handling capacity, flexible research and development on open platforms and technologies, and quicker response, but also achieves smooth transition of system functions and maintains low operation cost, so as to support the sustainable development of commercial airlines' businesses and match the development trend of aviation and travel industry. In 2008, the Group continued to study the development trend of aviation and travel information technology. At the same time, it also intensified the analysis of demand of commercial airlines, identified the principles of "self-development, gradual improvement and openness" for new generation aviation passenger service system and proposed the standard of "advanced technology, flexible usage, well-equipped facilities, high cost performance and value-added data" for new generation aviation passenger service system, and also devoted to resources allocation, fundamental platform construction and technical development of the new generation aviation passenger service system.

INFRASTRUCTURE

The Group's infrastructure serves its business continuity for development. Its objectives are to ensure safety, satisfy the needs of business development, adjust system structure and optimize resource allocation by making full use of technologies, business and management instruments, so as to improve operation reliability and interference resisting ability and implementation of operation at low operating costs.

On the premise of production safety, the Group provided backup for, and expanded the resources capacity of the mainframe and open platform by adopting the advanced Loose Coupling technology, enhanced New generation APP backup system, built up emergency mechanism, enhanced emergency procedures and reinforced emergency drills in 2008. As a result, it assured air travel security for passengers and the undertaking of providing a perfectly safe aviation passenger information security service was fulfilled. In 2008, the utilization ratios of the Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9%, respectively.

FINANCIAL REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards. The following discussions on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

OVERVIEW

For Year 2008, profit before taxation of the Group was approximately RMB618.0 million, representing a decrease of approximately 14.0% over that in the year ended December 31, 2007 ("Year 2007"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB848.4 million, representing a decrease of approximately 4.9% over that in Year 2007. Profit attributable to equity holders of the Company was approximately RMB560.1 million, a decrease of approximately 11.2% over that in Year 2007 which was mainly due to the increase of a portion of expenses and fees arising for ensuring a holistic information system security of aviation passenger service during the Beijing Olympic Games.

The basic and diluted earnings per share of the Group in Year 2008 was RMB0.32.

TOTAL REVENUE

The total revenue of the Group in Year 2008 amounted to approximately RMB2,005.2 million, representing an increase of approximately RMB3.3 million, or 0.2% from approximately RMB2,001.9 million in Year 2007. The increase in total revenue is reflected as follows:

- Aviation information technology service revenue represented 80.2% of the total revenue of the Group in Year 2008 as compared to 80.0% in Year 2007. Aviation information technology service revenue increased by approximately 0.5% to approximately RMB1,609.1 million in Year 2008 from approximately RMB1,601.2 million in Year 2007.

- Data network and other revenue represented 19.8% of the total revenue of the Group in Year 2008 as compared to 20.0% in Year 2007. Data network and other revenue decreased by approximately 1.2% to approximately RMB396.1 million in Year 2008 from approximately RMB400.7 million in Year 2007, mainly due to the decrease in revenue from the aviation cargo logistics information services of InfoSky Technology Co., Ltd., a subsidiary of the Company.

OPERATING EXPENSES

Operating expenses for Year 2008 amounted to RMB1,482.8 million, representing an increase of RMB137.8 million, or 10.2%, from RMB1,345.0 million in Year 2007. The increase in operating expenses is reflected as follows:

- Depreciation and amortization expenses increased from RMB243.1 million in Year 2007 by 28.7% to RMB312.9 million in Year 2008, mainly due to the fact that the large-scale mainframe system and facilities acquired for safeguarding the information system security of aviation passenger service during the Olympic Games in the second half of Year 2007 led to increase of depreciation in Year 2008;

- Staff costs increased by 16.6%, mainly due to the increase in the number of staffs in support of the Groups' business development and the set up of a corporate annuity;

- Technical support and maintenance fees increased by 15.5%, mainly due to the increase in external expert support and improvement in equipment maintenance for safeguarding the information system security of aviation passenger service during the Olympic Games in 2008;

- Network usage increased by 13.0% mainly due to the one-off increase in network overheads for safeguarding the information system security of aviation passenger service during the Olympic Games in 2008.

As a result of the above changes in revenue and operating expenses, the operating profit of the Group decreased by RMB134.5 million, or 20.5%, to RMB522.4 million in Year 2008, from RMB656.9 million in Year 2007.

ENTERPRISE INCOME TAX

The Corporate Income Tax Law of the People's Republic of China ("new CIT Law") was implemented since January 1, 2008 as approved by the National People's Congress on March 16, 2007. The new CIT Law unified the income tax rate of enterprises in China to 25%, starting from January 1, 2008.

Enterprises recognized as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

FINANCIAL REVIEW

In addition to being approved as a "High and New Technology Enterprise", the Company was also approved and certified by relevant authorities as an "Important Software Enterprise" for the year 2006, 2007 and 2008 which allows the Company to enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid by the Company at the rate of 15% over this preferential income tax rate of 10% should be recognised in the year which the Company obtained its "Important Software Enterprise" certification.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2006 and 2007 in 2007 and 2008 respectively and hence had recognised the corresponding tax refund of approximately RMB 30,180,000 and RMB 30,114,000 in 2007 and 2008 respectively.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2008 in December 2008. Accordingly, the Company had accrued its income tax expenses for 2008 based on this preferential income tax rate of 10% in the current year's financial statements.

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

As a result of the above factors, the profit attributable to equity holders of the Company decreased by approximately 11.2% to approximately RMB560.1 million in Year 2008 from approximately RMB631.0 million in Year 2007.

RESERVES AVAILABLE FOR DISTRIBUTION

After the appropriation of the statutory surplus reserve fund and the discretionary surplus reserve fund from the profit attributable to shareholders of the Company, the reserves available for dividend distribution as at December 31, 2008, as stated in Note 33 to the financial statements, amounted to RMB1,108.3 million (2007: RMB959.6 millon).

FINAL DIVIDEND AND SPECIAL DIVIDEND

On March 27, 2009, the Board recommended the distribution of a final dividend of RMB206.85 million and a special dividend of RMB156.0 million in cash, aggregating to RMB0.186 per share for Year 2008. The total number of shares in issue which entitle the receipt of those dividends are 1,950,806,393 shares. Upon distribution of the above final dividend and special dividend, the distributable profit as at December 31, 2008 is approximately RMB745.4 million (2007: RMB728.6 million).

Pursuant to the new CIT Law and the Implementation Rules of the Corporate Income Tax Law of the People's Republic of China (《中華人民共和國企業所得税法實施條例》), non-resident enterprise shareholders (including enterprises holding H shares of the Company as defined by the new CIT Law) are subjected to an enterprise income tax for its income arising within the PRC territory (including dividends they were entitled to as defined by the new CIT Law). The applicable tax rate of 10% is withheld by the Company.

As provided by the Preferential Policies on Profit Distribution to Foreign Investors of Foreign-invested Enterprises under "Several Preferential Tax Policies on Enterprise Income Tax" jointly issued by the Ministry of Finance and the State Administration of Taxation of the PRC in February 2008, "Accumulated retained earnings of foreign-invested enterprises generated before January 1, 2008 and distributed to foreign investors after 2008 are exempt from enterprise income tax; earnings of foreign-invested enterprises generated in or after 2008 and distributed to foreign investors are subject to enterprise income tax." Accordingly, the Board of Directors recommends the payment of the aforesaid final dividend and special dividend out of the Company's accumulated retained earnings generated before January 1, 2008 subject to the approval from the related local authorities.

The annual general meeting of the Company ("AGM") will be held on May 29, 2009 at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the PRC. The register of members of the Company will be closed from April 30, 2009 to May 29, 2009 (both days inclusive). Holders of the H shares and domestic shares whose names appear on the register of members of the Company at the close of business on April 29, 2009 are entitled to attend the AGM and the proposed final dividend and special dividend for Year 2008 as approved at the AGM.

The Company will make further announcement(s) on the specific arrangements in relation with dividend payment after the AGM, including the date of payment of dividends and mechanism of withholding the income tax payable by non-resident enterprise shareholders.

LIQUIDITY AND CAPITAL STRUCTURE

The following table summarizes the cash flows of the Group for the following years:

	For the year ended December 31	
	2008	2007
	(RMB in million)	*(RMB in million)*
Net cash generated from operating activities	**429.1**	720.6
Net cash used in investing activities	**(556.2)**	(467.1)
Net cash used in financing activities	**(234.4)**	(256.7)
Effect of foreign exchange rate changes on cash and cash equivalents	**(6.9)**	(20.8)
Net decrease in cash and cash equivalents	**(368.4)**	(24.0)

FINANCIAL REVIEW

The Group's working capital for Year 2008 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB429.1 million.

In Year 2008, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2008, cash and cash equivalents of the Group amounted to RMB840.7 million, of which approximately 91.1%, 5.6% and 2.7% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

HELD-TO-MATURITY FINANCIAL ASSETS

The Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum which matured on December 18, 2008. The Company did not hold any treasury bonds of China or any held-to-maturity financial assets as at December 31, 2008.

CHARGE ON ASSETS

As at December 31, 2008, the Group had no charge on its assets.

CAPITAL EXPENDITURE

The capital expenditure of the Group amounted to approximately RMB156.7 million in Year 2008, representing a decrease of approximately RMB467.1 million as compared to that of approximately RMB623.8 million in Year 2007. The capital expenditure of the Group in Year 2008 consisted principally of purchase of hardware, software and construction of infrastructure in accordance with the Group's development strategies.

The Board estimates that the Group's planned capital expenditure for the financial year ending 2009 will amount to approximately RMB1,141.3 million, which is mainly for construction of new operating centre in Beijing and development of the new generation aviation -passenger service system and promotion of other new businesses. The sources of funding for the capital expenditure commitments will include existing cash on hand and internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in 2009 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

EXCHANGE RISKS

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

GEARING RATIO

As at December 31, 2008, the gearing ratio of the Group was approximately 9.2% (2007: 10.8%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2008.

CONTINGENT LIABILITIES

As at December 31, 2008, the Group had no material contingent liabilities.

MATERIAL ACQUISITION

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company would acquire from CTHC 100% equity interest in Accounting Center of China Aviation Limited Company ("ACCA") and the property located in Dongxing Li, Chaoyang District, Beijing, the PRC at an aggregate consideration of RMB1 billion. Such acquisition proceeded to completion on March 3, 2009 and the consideration was satisfied by the issue and allotment to CTHC 174,491,393 new domestic shares of the Company at a price of HK$6.39 (approximately RMB5.73) per such consideration share upon completion. The related financial impact of the acquisition will be reflected in the financial statements for the year ending December 31, 2009. Management of ACCA is in the process to compile the financial statements prepared in accordance with IFRS.

At present, the total number of issued shares of the Company is 1,950,806,393 shares, comprising 1,329,098,393 domestic shares and 621,708,000 H shares.

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA will be accounted for as a common control business combination.

EMPLOYEES

As at December 31, 2008, the total number of employees of the Group was 2,940. Staff costs amounted to approximately RMB316.8 million for Year 2008, representing approximately 21.4% of the total operating cost of the Group for Year 2008.

The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations. The remuneration of the employees of the Group includes salaries, bonuses and fringe benefits provided in compliance with relevant regulations in the PRC including medical insurance, pension, unemployment insurance, maternity insurance and housing funds.

In 2008, the Group established a corporate annuity scheme (or "supplementary pension plan") in accordance with relevant policies of the PRC. According to the corporate annuity scheme which had been approved and come into effect in 2008, the Group is required to make provision for monthly corporate annuity fees with reference to the total actual salary each month during 2008 and the ratio approved by the relevant authorities of the PRC. It also needs to deposit the annuities in the custody account of corporate annuity fund opened by its custodian. In 2008, the annual corporate annuity of the Group amounted to approximately RMB13.1 million.

Relevant details of Directors' remuneration are set out in Note 7 to the financial statements.

Currently, none of the Non-executive Directors of the Company receive any remuneration. Nevertheless, any reasonable fees and expenses incurred by the Non-executive Directors during their tenure of service will be borne by the Company. Independent Non-executive Directors of the Company do receive remuneration as Directors, which is determined by reference to the prevailing market price, and that any reasonable fees and expenses incurred by Independent Non-executive Directors during their tenure of service will be borne by the Company. All Directors are entitled to liability insurance acquired by the Company for Directors.

The Group also provides its employees with opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business administration and provides training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

CORPORATE GOVERNANCE REPORT

The Board (the "Board"), Supervisory Committee and Senior Management of the Company are committed to implementing effective corporate governance policies to ensure that all decisions are made in good faith and in accordance with the principles of transparency, fairness and integrity. With necessary and effective counterbalance, the Company continues to improve its corporate governance structure, so as to raise the quality of supervision and management, and to meet the expectation of its shareholders and related parties.

CORPORATE GOVERNANCE PRACTICE

In compliance with Company Law of the People's Republic of China and the Articles of Association of the Company ("Articles"), the Company has regulated its operations and provided information of the Company to all market participants and regulatory authorities on a timely, accurate, complete and true basis, aiming to enhance its transparency. The Board has adopted the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") in effect from January 1, 2005 to December 31, 2008,in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the Company's code of corporate governance practices from 2005.

In 2008, the Company has fully complied with the Code except the code provisions D.1.1 and D.1.2. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the current management does not prejudice the interests of the Company. The Board is also considering to set out explicitly the duties of the management in the process of improving the Company's internal control system.

SECURITIES TRANSACTIONS OF DIRECTORS

Each director ("Director") of the Company has fulfilled their duties in a conscientious, diligent and honest manner. In 2008, the Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" ("Model Code") effective since 2008 as set out in Appendix 10 to the Listing Rules, requesting all Directors to carry out securities transactions in accordance with the Model Code. Having made specific enquiries of all Directors, no Director failed to comply with the relevant requirements of the Model Code in 2008.

THE BOARD

The Board is responsible to lead and monitor the Company, and to collectively make decision on and supervise the operation of the Company.

CORPORATE GOVERNANCE REPORT

The Board is responsible to prepare accounts for each financial period to ensure them to reflect the Group's business and results during the period in an accurate and fair manner. In preparing the accounts for 2008, the Board has adopted the International Financial Reporting Standard ("IFRS") and selected the appropriate accounting policy to make prudent and reasonable judgments and estimations, and prepared accounts on ongoing concern basis. The Directors accept responsibilities for the preparation of the Group's financial statements. In 2008, the Board announced annual results for 2007 and interim results for 2008 within 120 days and 60 days respectively after the end of the relevant financial periods in accordance with the requirements under the articles of association of the Company.

In 2008, the Board comprises 15 Directors (refer to the section of "Corporate Information" for the list of members of Directors), including 3 Independent Non-executive Directors. The appointments of all Directors of the Company (including Non-executive Directors and Independent Non-executive Directors) are effective from their appointment date (refer to page 120 to page 121) until the expiry of the third Board (January 8, 2010). According to the Articles of Association of the Company, the term of a director is 3 years. Biographies of each of the current Directors are set out on pages 124 to 127. Each of the Directors has extensive experience in aviation, information technology or finance. The appointment of Independent Non-executive Directors is in compliance with the requirements as set out in Rules 3.10(1) and (2) of the Listing Rules. In 2008, the Chairman of the Board (Chairman) and Chief Executive Officer (General Manager) were assumed by different Directors, who performed their respective duties according to the Articles of Association. Based on the overall interests of the Company, the Independent Non-executive Directors of the Company, with their valuable professional experience, have provided guidance for operation management of the Company. Moreover, being the members of the Audit Committee and the Remuneration and Evaluation Committee ("Remuneration Committee"), they have performed their duties in supervising financial reporting procedures and internal control.

As stated in the Company's announcement dated December 12, 2008 and circulars dated January 8, 2009 and January 12, 2009 respectively, the Board proposed to amend the Articles to adjust the structure of the Board and the Supervisory Committee (including the downsizing of the Board to 9 Directors) with a view to enhance the efficiency of governance of the Company, and such proposal was approved by shareholders at the extraordinary general meeting of the Company held on March 3, 2009.

The Company has received from the three Independent Non-executive Directors, namely Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim, annual confirmations of their independence for 2008 in accordance with Rule 3.13 of the Listing Rules. The Company still considers that all of the above Independent Non-executive Directors are independent.

As approved at the Board meeting held on March 28, 2008, Mr. Zhu Yong ceased to assume the office of the Chairman of the Company due to other engagement (which was not relating to the Group) but was re-designated as a Non-executive Director instead. Meanwhile, the Board nominated Mr. Sun Yongtao (a Non-executive Director) as the acting Chairman.

As approved at the annual general meeting of the Company held on May 20, 2008, Mr. Zhu Yong resigned from the office of the Non-executive Director due to other engagement (which was not relating to the Group). Meanwhile, Mr. Xu Qiang was also appointed as an Executive Director of the Company for a term ending on the expiry date of the term of the third Board. Mr. Xu Qiang was also appointed as the Chairman of the Company at the Board meeting held on May 20, 2008, and Mr. Sun Yongtao ceased to be the Acting Chairman.

As approved at the Board meeting held on August 29, 2008, Mr. Xiao Yinhong was appointed as the General Manager of the Company and ceased to be a Deputy General Manager, while Mr. Zhu Xiaoxing ceased to be the General Manager and was appointed as the Deputy General Manager. Mr. Huang Luanchang was also appointed a Deputy General Manaer at the same Board meeting.

As approved at the extraordinary general meeting of the Company held on October 17, 2008, Mr. Ding Weiping and Mr. Song Jinxiang resigned from the office of the Executive Directors due to internal work arrangement of the Company. Meanwhile, Mr. Cui Zhixiong and Mr. Xiao Yinhong were appointed as Executive Directors of the Company for a term ending on the expiry date of the term of the third Board.

As approved at the Board meeting held on December 12, 2008, (1) each of Mr. Rong Gang, Mr. Wang Wei and Mr. Sun Yongtao was appointed a Deputy General Manager of the Company for a term commencing on December 12, 2008 and ending on the expiry date of the term of the third Board; and (2) Mr. Huang Peng ceased to be a Deputy General Manager of the Company.

During the reporting period, as approved at the extraordinary general meeting on March 3, 2009, Mr. Gong Guokui resigned from the office of Non-executive Director of the company due to other engagement (which was not related to the Group), while Mr. Cao Guangfu was appointed as Non-executive Director of the Company for a term ending on the expiry date of the term of the third Board. Mr. Zhu Xiaoxing, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian ceased to be Directors of the Company due to other engagement. Since then, the composition of Board of the Company has been changed to 9 members, 3 of which are Independent Non-executive Directors.

In 2008, the Board held a total of six meetings, with attendance of the meeting of the Board as follows:

Name	**Position**	**Number of meeting attended** *(Times)*	**Number of meeting to be attended** *(Times)*	**Attendance rate**
Xu Qiang	Chairman, Executive Director (both appointed on May 20, 2008)	4	4	100%
Xiao Yinhong	Executive Director (appointed on October 17, 2008) General Manager (appointed on August 29, 2008)	2	2	100%

Name	Position	Number of meeting attended *(Times)*	Number of meeting to be attended *(Times)*	Attendance rate
Cui Zhixiong	Executive Director (appointed on October 17, 2008)	2 (with 1 attended by other authorised Director on his behalf)	2	100%
Zhu Xiaoxing	Executive Director, General Manager (resigned on August 29, 2008)	5	6	83.3%
Wang Quanhua	Vice-Chairman, Non-executive Director	6 (with 4 attended by other authorised Director on his behalf)	6	100%
Luo Chaogeng	Vice-Chairman, Non-executive Director	6 (with 2 attended by other authorised Director on his behalf)	6	100%
Gong Guokui	Vice-Chairman, Non-executive Director	1	6	16.7%
Rong Gang	Non-executive Director	6 (with 2 attended by other authorised Director on his behalf)	6	100%
Sun Yongtao	Non-executive Director, Acting Chairman (from March 28, 2008 to May 20, 2008)	6	6	100%
Liu Dejun	Non-executive Director	6 (with 1 attended by other authorised Director on his behalf)	6	100%

Name	Position	Number of meeting attended *(Times)*	Number of meeting to be attended *(Times)*	Attendance rate
Xia Yi	Non-executive Director	6 (with 3 attended by other authorised Director on his behalf)	6	100%
Song Jian	Non-executive Director	6	6	100%
Yick Wing Fat, Simon	Independent Non-executive Director	6	6	100%
Yuan Yaohui	Independent Non-executive Director	6 (with 2 attended by other authorised Director on his behalf)	6	100%
Chua Keng Kim	Independent Non-executive Director	6	6	100%
Zhu Yong	Chairman (resigned on March 28, 2008) Executive Director (redesignated as a Non-executive Director since March 28, 2008 and resigned as a Non-executive Director on May 20, 2008).	0	2	0
Ding Weiping	Executive Director (resigned on October 17, 2008)	4	4	100%
Song Jinxiang	Executive Director (resigned on October 17, 2008)	4	4	100%

Despite the explicit regulations on the duties of and the authority delegated to the Board and the General Manager under the Articles, the Board has yet to set out clear guidance on the duties of and the authority delegated to the management, which is partly deviated from code provisions D.1.1 and D.1.2. The Board is of the opinion that the management, with the General Manager being the core leader, when assigned the tasks of handling daily operation and management of the Company, shall not prejudice the interests of the Company. The Board is also considering to set out explicitly the duties and the power of the management in the process of improving the Company's internal control system.

The Board is accountable to the general meeting in accordance with the Articles and performs the following duties: convening general meeting and reporting its work therein; implementing resolutions passed at the general meeting; confirming business plans and investment plans; preparing the annual budgets and accounts; proposing to shareholders on the distribution of dividends and bonuses as well as increment and decrement of share capital; establishing proposals for amendment of the Articles; deciding other significant affairs and administrative issues of the Company other than issues to be resolved in the general meeting as stipulated in Company Law of the PRC and the Articles, and exercising other power by virtue of office and obligations as delegated by the general meeting and the Articles. It is also stipulated in the Company's Articles that resolutions approved by the Board in connection with the Company's connected transactions are not valid unless they are signed by Independent Non-executive Directors.

According to the Articles, the Board delegates the following duties to the General Manager: to manage the Company's daily production and operation; to coordinate the implementation of the resolutions passed by the Board; to coordinate the implementation of the annual business plans and investment plans; to formulate plans for the internal management framework; to formulate framework plans for the branches of the Company; to establish the basic management system; to formulate the basic constitution; to propose the appointment or dismissal of the Deputy General Manager and Financial Controller of the Company; to appoint or dismiss officers other than those to be appointed or dismissed by the Board; and to perform other duties as delegated by the Articles and the Board.

In addition, the Board authorized the General Manager to approve investments related to the Company's principal business made by institutions in which the Company has invested less than RMB5 million (for instance, the Company's regional distribution centers). Such authority was given to the Board in the general meeting since 2002 and was then delegated to the General Manager for the purpose of enhancing management efficiency of its daily business operation.

According to the Code, the Board should review the effectiveness of the Company's internal control system at least once every year. In 2008, the Board reviewed the Company's internal control system. The management is responsible to implement and maintain the Group's existing internal control system and its effectiveness, and in turn the activities of the management and the effectiveness of the internal control system shall be monitored by the Board and its Audit Committee. In 2008, according to the results of review of the internal control system and in respect of the insufficiency found during the review, the Group gradually rectified and improved it in accordance with the Internal Control Manual, and established an independent internal audit institution, aiming at enhancing the corporate government gradually. The Board believes that in 2008, the Group's internal control system was basically effective.

AUDIT COMMITTEE

The role, duties and authority of the Audit Committee are available at the Company's website. They mainly include: review of the financial report in respect of its completeness, accuracy and integrity; receive report from the management and auditors; make enquiries and receive reasonable explanations to and from the Company's financial department and auditors on the Company's financial position; review issues in respect of the Group's internal control and financial reporting and report the same to the Board. The Audit Committee held at least two regular meetings each year, and will be held any time as and when necessary.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui, and Mr. Chua Keng Kim and Mr. Yick Wing Fat, Simon was elected as the chief member of the Audit Committee. Each member of the committee has same term with that as a Director.

In 2008, the Audit Committee convened two meetings, and the attendance rate of all members in the meetings was as follows:

Name	**Number of meeting attended** *(Times)*	**Number of meeting to be attended** *(Times)*	**Attendance rate**
Yick Wing Fat, Simon (Chief member of the Audit Committee)	2	2	100%
Yuan Yaohui	2	2	100%
Chua Keng Kim	2	2	100%

The Audit Committee has submitted the minutes of each meeting to the Board. The Audit Committee has sufficient resources to discharge its duties. Its work during 2008 is briefly described as follows:

- review of financial reports for the year ended December 31, 2007 and the six months ended June 30, 2008. Upon discussion with the management, the Company's financial department and external auditors, the Audit Committee agreed on the accounting treatment policy adopted by the Group and considered that the Group has tried its best to ensure the disclosure of financial information is in compliance with appropriate accounting standards and the requirements of the Listing Rules;

- review of auditing arrangements of external auditors and their status report, and examination of issues raised by auditors to the management and the management's response to the same;

- review of reports from the Company and external auditors in relation to connected transactions;

- review of the independence of external auditors and effectiveness of auditing procedures and discussion with auditors about the nature and scope of auditing and reporting obligation;

- consideration and approval of remuneration for auditing services and terms of employment of external auditors for 2008, supervision on whether any non-auditing services has been provided by external auditors and giving of advice to the Board on employment of auditors;

- review of the Company's regulations on financial control and risk management, supervision of the coordination between internal and external auditing and their effectiveness, as well as the efficiency of internal financial reporting procedure and the implementation of internal management; and

- discussion with the management on the Company's internal control and the appointment of professional consultant, review on the internal control system in accordance with Listing Rules, and provision of advice and recommendations to the Board.

The Audit Committee also advised to appoint PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Certified Public Accountants in the PRC) as the Group's international and PRC external auditors respectively for Year 2009.

REMUNERATION COMMITTEE

The Remuneration Committee comprises three Independent Non-executive Directors and two Non-executive Directors, who have the same term with that as Directors. One Independent Non-executive Director was elected as the chief member of the Remuneration Committee. The role and duties of the Remuneration Committee are available at the Company's website. They mainly include: study of appraisal criteria for Directors and senior management, giving advice and carrying out appraisal according to the Company's actual operation; study and review of remuneration policies and proposals of Directors and senior management, and evaluating its effectiveness; advising the Board on the overall remuneration policies and frameworks of Directors and senior management of the Company, and on the remuneration policy for setting up formal and transparent procedures; monitor the implementation of the Company's remuneration policies; determine specific remuneration of all Executive Directors and senior management and advising the Board on the remuneration of Non-executive Directors; review and approval of performance-linked remuneration in accordance with the corporate goals as from time to time approved by the Board; review and approval of the payment of compensation for loss or termination of office or appointment to Executive Directors and senior management to ensure such compensation is determined in accordance with contract terms; review and approval of the compensation arrangement for dismissal or removal of Directors for their misconducts to ensure such arrangement is made in accordance with contract terms; ensure no

Director or its associates could determine their own remuneration. The Remuneration Committee shall report to the Board its decisions or recommendations. The remuneration plan of the Company's Directors made by the Remuneration Committee is subject to the approval of the Board, and consideration and approval at the general meeting. The remuneration plan of the Company's senior management should also be approved by the Board.

The Remuneration Committee comprises three Independent Non-executive Directors, namely Mr. Yuan Yaohui, Mr. Yick Wing Fat, Simon and Mr. Chua Keng Kim and two non-executive Directors, namely Mr. Wang Quanhua and Mr. Sun Yongtao (Mr. Sun resigned on March 3, 2009), and the Independent Non-executive Director, Mr. Yuan Yaohui was elected as the chief member of the Remuneration Committee.

The Remuneration Committee did not convene any meeting during 2008.

REMUNERATION POLICY OF DIRECTORS

The Board has entered into a service contract with the Directors on behalf of the Company under the authorization given at the general meeting. Pursuant to the contract, the annual fees of each of the Independent Non-executive Directors from 2008 will be RMB120,000 (RMB120,000 for 2007), but the Independent Non-executive Directors are not entitled to bonus. The fees are determined with reference to the prevailing market price and the respective working experience of the Independent Non-executive Directors. The other Executive Directors and Non-executive Directors are not entitled to such fees and/or bonus. However, Executive Directors are entitled to the compensation for their full-time service as a full-time employee, which include salaries, benefits, subsidies and retirement benefit scheme contribution as required by the laws and regulations of the PRC, determined with reference to their respective work duties, performance and working experience, as well as the discretionary bonus paid to employees based on the performance and financial position of the Company in accordance with the employees' remuneration scheme. The Company also bears the reasonable costs incurred by the Directors during their service in the Company and the Directors are entitled to liability insurance acquired by the Company for the Directors, Supervisors and senior management. The revised proposal for Directors' remuneration is determined by the Board and the Remuneration Committee according to the authorization given at the general meeting and the applicable laws and regulations. Details of remuneration of each of the Directors are set out in Note 7 to the financial statements in page on 78 to 82.

NOMINATION OF DIRECTORS

The Company has not set up a nomination committee. Nomination and election of Directors are currently carried out in accordance with the Articles. At present, the nomination and election procedure of the Directors is as follows: the major promoter shareholders and the Board nominate and recommend candidates of Directors (other than Independent Non-executive Directors) and Independent Non-executive Directors respectively. Following the nomination of candidates of Directors (including Independent Non-executive Directors) by the Board in accordance with the relevant requirement of Company Law of the PRC, the Listing Rules, Chapter 14 of the Articles "Eligibility and obligations of Directors, Supervisors, Managers and other senior management of the Company", will be put forward for election in the general meeting by the Company. The Director serves a term of 3 years and is subject to re-election upon expiry. Written notices of intention of nominations of Director's candidate and of candidate's acceptance for nomination shall be sent to the Company after the date that the notice on the general meeting for the purpose of Directors' election is issued and at least 7 days prior to the date of the meeting. Each of the Board comprises of 15 Directors (Note), of which at least one-half of the Directors are external Directors (including more than three Independent Non-executive Directors). Directors shall be elected by way of ordinary resolution in the general meeting. In case more than 15 Directors (Note) are approved, those who have got the highest vote shall be elected as Directors. Any Director who has unexpired terms of office may be removed by way of ordinary resolution at the general meeting provided that the general meeting is in compliance with the relevant provisions of laws and administrative rules.

In 2008, according to the nomination and recommendation of major promoter shareholders, the Board has recommended the change of three Directors which was approved by the shareholders in general meetings (please refer to the above section headed "the Board" for details).

Members of professional committees under the Board shall be nominated by either the Chairman, more than half of the Independent Non-executive Directors or one-third of all the members of the Directors, and subsequently elected by the Board. Chief members of all committees shall be appointed by the Board. Eligibility of all committee members shall comply with related stipulations of working rules of the committees.

Note: As stated in the Company's announcement dated December 12, 2008 and circulars dated January 8, 2009 and January 12, 2009 respectively, the Board of the Company proposed to amend the Articles to adjust the structure of the Board and the Supervisory Committee. Such proposal was approved by shareholders at the extraordinary general meeting of the Company held on March 3, 2009. The Board has recommended, based on the suggestion from major promoter shareholders, the resignation of an Executive Director and six Non-executive Directors, and the appointment of a Non-executive Director, which had also been approved by shareholders at that general meeting.

REMUNERATION OF EXTERNAL AUDITORS

Aggregate remunerations for annual statutory audit services provided by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, the Company's international and PRC auditors respectively, to the Company for Year 2008 amounted to RMB1.60 million.

In addition, the total remuneration paid to the auditors above was RMB2.79 million for provision of reporting accountant services in respect of the acquisition of a property located in Dongxingli, Chaoyang District, Beijing, the PRC from CTHC and the 100% equity in its subsidiary, ACCA. Such services were audit services.

The total remuneration for audit services provided by the above auditors to the Company for Year 2008 aggregated to RMB4.39 million.

STRATEGIC COMMITTEE

The Strategic Committee is responsible to study and advise the Company for its long term development strategies and significant investment decisions, including major issues like significant investment financing plans, significant capital operations and asset operations, which have an impact on the Company's development. Their duties are available at the Company's website.

At the beginning of 2008, the Strategic Committee comprised six directors. Each member of the committee has same term with that as a Director. In 2008, as Mr. Zhu Yong and Mr. Ding Weiping ceased to be directors, their terms as members of Strategic Committee were terminated at the same time. As at December 31, 2008, the Strategic Committee comprised four directors/then directors (namely Luo Chaogeng, Wang Quanhua, Gong Guokui and Rong Gang) with Luo Chaogeng as the Chairman of the Strategic committee. In 2008, the Strategic Committee held two meetings to discuss the company's material investment projects (including the acquisition of a property located in Dongxingli, Chaoyang District, Beijing, the PRC from CTHC and the 100% equity in its subsidiary, ACCA), and reported to the Board.

Attendance rate of each member at the Strategic Committee meetings was as follows:

Name	**Number of meeting attended** *(Times)*	**Number of meeting to be attended** *(Times)*	**Attendance rate**
Luo Chaogeng (Chief member of the Strategic Committee)	2	2	100%
Wang Quanhua	2	2	100%
Rong Gang (resigned on March 3, 2009)	2	2	100%
Gong Guokui (resigned on March 3, 2009)	1	2	50%
Zhu Yong (resigned on May 20, 2008)	0	2	0%
Ding Weiping (resigned on October 17, 2008)	2	2	100%

SUPERVISORY COMMITTEE

In accordance with the Company Law of the PRC and the Articles, the Supervisory Committee comprises nine Supervisors (Note), including five Shareholder Representative Supervisors, one Independent Supervisor and three Staff Representative Supervisors. Other supervisors are all elected and appointed by Shareholders' General Meeting of the Company, except Staff Supervisors are elected, appointed or removed at the meeting of the staff representative of the Company. The term of each of the Supervisors of the third Supervisory Committee of the Company is three years commencing from January 9, 2007. Biographies of each of the Supervisors are set out on pages 127 to 128.

Supervisory Committee reviews the Company's financial position in accordance with the Company's Articles and supervises the operation management activities of the Board and senior management. The Supervisory Committee is responsible to attend Board meetings, review financial information proposed by the Directors at the general meeting from time to time such as corporate financial affairs and financial statements, and supervise activities of the Board and other senior management for their discharge of duties. In case of conflict of interest between the Company and any of its Directors, the Supervisory Committee shall negotiate or initiate legal proceedings against such Directors on behalf of the Company. Any resolution proposed in any meeting of the Supervisory Committee shall be adopted with approval granted by two-thirds or more of the Supervisors.

During 2008, the Supervisory Committee held three meetings. It reviewed financial information relating to the annual results for the year ended December 31, 2007 and the interim results for the six months ended June 30, 2008, supervised over operation and management activities of the Board and senior management and made recommendations to the management. Attendance of the nine supervisors of the Supervisory Committee was as follows:

Name	Position	Number of meeting attended (Times)	Number of meeting to be attended (Times)	Attendance rate
Li Xiaojun	Chairperson of the Supervisory Committee	3	3	100%
Du Hongying	Vice Chairperson of the Supervisory Committee	2	3	66.7%
Jing Gongbin	Shareholder Representative Supervisor	3 (with 1 attended by other authorised Supervisor on his behalf)	3	100%
Zhang Yakun	Shareholder Representative Supervisor	3	3	100%
Yu Yanbing	Shareholder Representative Supervisor	3	3	100%
Gao Jingping	Staff Representative Supervisor	3	3	100%
Wang Xiaomin	Staff Representative Supervisor	3	3	100%
Zhang Xin	Staff Representative Supervisor	3	3	100%
Rao Geping	Independent Supervisor	3	3	100%

All Supervisors of the Supervisory Committee fully complied with the requirements of Model Code.

Note: As stated in the Company's announcement dated December 12, 2008 and circulars dated January 8, 2009 and January 12, 2009 respectively, the Board of the Company proposed to amend the Articles to adjust the structure of the Board and the Supervisory Committee (including the downsizing of the Supervisory Committee to five members). Such proposal was approved by shareholders at the extraordinary general meeting of the Company held on March 3, 2009. Since then, the Supervisory Committee has comprised of 2 Shareholder Representative Supervisors, 2 Staff Representative Supervisors and 1 Independent Supervisor, among which Ms Li Xiaojun is still serving as Chairperson of the Supervisory Committee.

By Order of the Board
Ding Weiping
Company Secretary

March 27, 2009

REPORT OF DIRECTORS

The Board of the Company is pleased to present its report together with the audited financial statements of the Group for Year 2008.

GROUP ACTIVITIES

The Group is the dominant provider of information technology solutions for China's aviation and travel industries. The core businesses of the Group include aviation information technology service, distribution of information technology service, etc..

The analysis of the Group's financial performance is set out under the section "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas is presented, as revenues and results of the Group during Year 2008 were principally derived from the operations of the Group in the PRC.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at December 31, 2008 amounted to 1,776,315,000 shares, with a par value of RMB1.00 each.

As at December 31, 2008, the share capital structure of the Company was as follows:

Class of shares	**Number of shares as at December 31, 2008** *(share)*	**Percentage to the total number of shares in issue as at December 31, 2008** *(%)*
Domestic Shares	1,154,607,000	65.00
H Shares	621,708,000	35.00

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2008, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5% or more in their respective class of share capital of the Company:

Name of shareholder	Class and no. of Securities *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of total share capital *(Note 2)*
Platinum Investment Management Limited	25,913,952 H shares of RMB1 each(L)	Investment Manager	4.17%	1.46%
	63,247,900 H shares of RMB1 each (L)	Trustee (other than a bare trustee)	10.17%	3.56%
Platinum International Fund	51,964,900 H shares of RMB1 each (L)	Beneficial owner	8.36%	2.93%
GMT Capital Corp.	57,104,000 H shares of RMB1 each (L)	Beneficial owner	9.19%	3.21%
The Bank of New York Mellon	32,630,100 H shares of RMB1 each (L)	Custodian corporation/ approved lending agent	5.25%	1.84%
	15,696,100 H shares of RMB1 each (P)		2.52%	0.88%
The Bank of New York Mellon Corporation	32,630,100 H shares of RMB1 each (L)	Interest of controlled corporation	5.25%	1.84%
	15,696,100 H shares of RMB1 each (P)		2.52%	0.88%
Prudential Plc	31,810,000 H shares of RMB1 each (L)	Interest of controlled corporation *(Note 3)*	5.12%	1.79%
JPMorgan Chase & Co.	31,168,000 H shares of RMB1 each (L)	Custodian corporation/ approved lending agent	5.01%	1.75%
	31,168,000 H shares of RMB1 each (P)		5.01%	1.75%

Name of shareholder	Class and no. of Securities *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of total share capital *(Note 2)*
J.P. Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Notes 4 & 5)*	1.25%
J.P. Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Notes 4 & 5)*	1.25%
JF Asset Management Limited	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Notes 4 & 5)*	1.25%
China TravelSky Holding Company	396,993,000 domestic shares of RMB1 each (L)	Beneficial owner	34.38%	22.35%
China Southern Air Holding Company	232,921,000 domestic shares of RMB1 each (L)	Beneficial owner	20.17%	13.11%
	43,849,000 domestic shares of RMB1 each (L) *(Note 6)*	Interest of controlled corporation	3.80%	2.47%
China Eastern Air Holding Company ("Eastern Holding")	218,829,000 domestic shares of RMB1 each (L)	Beneficial owner	18.95%	12.32%
	5,317,000 domestic shares of RMB1 each (L) *(Note 7)*	Interest of controlled corporation	0.46%	0.30%
	2,600,000 domestic shares of RMB1 each (L) *(Note 8)*	Interest of controlled corporation	0.23%	0.15%
China National Aviation Holding Company	178,867,000 domestic shares of RMB1 each (L)	Beneficial owner	15.49%	10.07%
	8,697,000 domestic shares of RMB1 each (L) *(Note 9)*	Interest of controlled corporation	0.75%	0.49%

Notes:

(1) (L) - Long position, (P) - lending pool.

(2) Percentage of total share capital is based on 1,776,315,000 shares of the total issued share capital of the Company as at December 31, 2008.

(3) Based on the corporate substantial shareholder notice filed by Prudential Plc on April 7, 2008, these shares were held by Prudential Asset Management (Hong Kong) Ltd., whose entire shareholding was controlled by Prudential Corporation Holdings Ltd., whose entire shareholding was controlled by Prudential Holdings Ltd. and whose entire shareholding was controlled by Prudential Plc.

(4) The Directors are unable to confirm the shareholding of the relevant substantial shareholders because those substantial shareholders have not filed any corporate substantial shareholder notice after the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share by the Company to the shareholders on the basis of one bonus share for one existing share, details of which are set out in the Company's circular dated April 18, 2007 ("Bonus Issue"). Theoretically, the number of shares of the Company held by those substantial shareholders should increase after the Bonus Issue (with the shareholding percentage remains unchanged). However, the Directors cannot exclude the possibility that those substantial shareholders have disposed of any shares of the Company after the Bonus Issue, so that the number of shares of the Company held by those substantial shareholders before and after the Bonus Issue and as at December 31, 2008 remain the same. The Directors are also unable to ascertain the shareholding of those substantial shareholders from the register of holders of H shares of the Company as the information contained therein may not reflect the actual beneficial shareholding of the shareholders (i.e. the registered shareholders may be bare trustee or holding some shares of the Company on behalf of the others and this kind of interest is not required to be disclosed under the Ordinance).

(5) Such percentage is shown in the Corporate Substantial Shareholder Notice declared and filed by such shareholder on April 7, 2003 at the latest. To the best of the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to Note (4) above.

(6) These shares are held by Xiamen Airlines Company Limited, a subsidiary of China Southern Air Holding Company. China Southern Air Holding Company was deemed to be interested in the shares held by Xiamen Airlines Company Limited by virtue of the Ordinance.

(7) These shares are held by China Eastern Airlines Corporation Limited ("Eastern Airlines"), a subsidiary of Eastern Holding. Eastern Holding is deemed to be interested in the shares held by Eastern Airlines by virtue of the Ordinance.

(8) These shares are held by China Eastern Airlines Wuhan Limited, a subsidiary of Eastern Holding. Eastern Holding is deemed to be interested in the shares held by China Eastern Airlines Wuhan Limited by virtue of the Ordinance.

(9) These shares are held by Shandong Airlines Company Limited ("Shandong Airlines"), a controlled corporation of China National Aviation Holding Company. China National Aviation Holding Company was deemed to be interested in the shares held by Shandong Airlines by virtue of the Ordinance.

Save as disclosed above, as at December 31, 2008, no other persons or companies held an interest or short positions of 5% or more of the issued share capital or in the respective class of shares of the Company pursuant to the register required to be maintained under Section 336 of the Ordinance.

MOVEMENT IN SHARE CAPITAL

Please refer to the sections headed "Material Acquisition" under "Financial Review" and "Other Connected Transactions" in this Report of Directors and note 40 to the financial statements.

PUBLIC FLOAT

As at the latest practicable date prior to the issue of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information publicly available to the Company and within the knowledge of the Directors.

INTERESTS AND SHORT POSITION OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ANY OTHER ASSOCIATED CORPORATIONS

As at December 31, 2008, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Ordinance) held by the Directors, supervisors or chief executives of the Company which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Ordinance (including interests and short positions which they were taken or deemed to have under such provisions of the Ordinance), or any interests required to be entered in the register maintained in accordance with section 352 of the Ordinance, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules was as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity of holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) - Long position

2. The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares of the Company issued as at December 31, 2008.

Save as disclosed above, as at December 31, 2008, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Ordinance (including interests and short positions which they were taken or deemed to have under such provisions of the Ordinance), or any interests required to be entered in the register maintained in accordance with section 352 of the Ordinance, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

The term for the third Board and Supervisory Committee is 3 years, commencing from January 9, 2007 and ending on January 8, 2010. All Directors and supervisors have entered into service contracts with the Company.

On May 20, 2008, as approved at the annual general meeting, Mr. Zhu Yong resigned from the office of Non-executive Director due to other engagement (which was not relating to the Group), and his term of office was terminated at the conclusion of the annual general meeting. At the same time, as approved at the annual general meeting, Mr. Xu Qiang was appointed as an executive Director with effect from May 20, 2008 until the expiry date of the third Board.

On October 17, 2008, as approved at the extraordinary general meeting, Mr. Ding Weiping and Song Jinxiang ceased to take the office of an executive Director due to internal work arrangement of the Company, and their term of office was terminated at the conclusion of the extraordinary general meeting. At the same time, as approved at the extraordinary general meeting, Mr. Cui Zhixiong and Mr. Xiao Yinhong held the position of executive Director with effect from October 17, 2008 until the expiry date of the third Board.

As approved at the extraordinary general meeting on March 3, 2009, Mr. Gong Guokui, Mr. Zhu Xiaoxing, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian ceased to be Directors due to other engagement. Their term of office ended upon the conclusion of the extraordinary general meeting. Meanwhile, as approved at the extraordinary general meeting, Mr. Cao Guangfu has served as Non-executive Director since then for a term ending on the expiry date of the term of the third Board.

As approved at the extraordinary general meeting on March 3, 2009, Mr Jing Gongbin, Mr Zhang Yakun, Ms Wang Xiaomin and Mr Zhang Xin ceased to be supervisors of the Company due to the amendments to the Articles regarding the composition of the Supervisory Committee. Their term of office ended upon the conclusion of the extraordinary general meeting.

For the year ended December 31, 2008, none of the Directors or supervisors had entered or proposed to enter into a service contract with any member of the Group which will not expire or is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Certain members of the third Board and Supervisory Committee are also members of management of various Chinese commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries and such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Save as disclosed in that section, none of the Directors or Supervisors had a material, direct or indirect, interest in any contract of significance to which the Company or any of its subsidiaries was a party during Year 2008.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in Note 7 to the financial statements.

INTEREST CAPITALIZED

No interest was capitalized for the Group in Year 2008.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Group during Year 2008 are summarised in Note 13 to the financial statements.

RESERVES

Details of movements in reserves of the Group for Year 2008 are set out in the consolidated statement of changes in shareholders' equity.

DIVIDENDS

The Board recommends the payment of a final dividend and a special dividend aggregating to RMB0.186 per share for Year 2008.

For details, please refer to the section headed "Dividends" in "Financial Review".

EMPLOYEES' RETIREMENT SCHEME

Details of the employees' retirement scheme of the Group are set out in the section headed "Employees" under the "Financial Review" and Note 8 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

Société Internationale de Télécommunications Aeronautiques S.C.("SITA S.C.") was the largest supplier to the Group for the Year 2008 and the total network usage fees paid by the Group to SITA S.C. in Year 2008 accounted for 6.2% of the Group's total operating expenses (excluding depreciation and amortization expenses). During Year 2008, the total amount paid to the five largest suppliers of the Group accounted for 15.9% of the Group's total operating expenses (excluding depreciation and amortization expenses).

Sales to the largest customer of the Group, China Southern Airlines Company Limited, the subsidiary of China Southern Air Holding Company, accounted for 16.8% of the Group's total revenues for Year 2008. During Year 2008, total sales to the Group's five largest customers accounted for 55.6% of the Group's total revenues. Three of these top five customers, China Southern Airlines Company Limited, Eastern Airlines and Air China Limited, the respective substantial shareholders of China Southern Air Holding Company, Eastern Holding, and China National Aviation Holding Company, are the promoters and substantial shareholders of the Company, holding an aggregate of approximately 35.5% of the issued share capital of the Company as at December 31, 2008. The revenue derived from the above major customers is set out in Note 38 to the financial statements.

Save as disclosed in this report and in Note 38 to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5% of the Company's issued share capital) had any interest in any of the aforementioned suppliers and customers.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company's subsidiaries and associated companies as at December 31, 2008 are set out in Note 1 to the financial statements.

CONNECTED TRANSACTIONS

Continuing Connected Transactions

During Year 2008, the Group continued to carry out the following transactions, which constitute connected transactions as defined in the Listing Rules, and are required to be disclosed in accordance with Chapter 14A of the Listing Rules:

(a) *Provision of Services and Technological Support by the Group to the Company's Promoters*

During Year 2008, the Group continued to provide certain promoters of the Company (including Hainan Airlines Company Limited ("Hainan Airlines"), Shanghai Airlines Company Limited ("Shanghai Airlines"), Shenzhen Airlines Company Limited ("Shenzhen Airlines"), Shandong Airlines Company Limited ("Shandong Airlines")), and their respective subsidiaries (including China Southern Airlines Company Limited ("Southern Airlines"), Eastern Airlines, Air China Limited ("Air China"), Sichuan Airlines Company ("Sichuan Airlines"), China Eastern Air Wuhan Company Limited ("CEA Wuhan") and Yunnan Lucky Airlines Company Limited ("Lucky Airlines")) (the "Promoters"), with aviation information technology service and technical support and its related business services, including:

(i) flight control system services which provide, among other services, the consolidated information, flight information, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

The Promoters are connected persons of the Company. In accordance with the prescribed prices of Civil Aviation Administration of China ("CAAC"), depending on the types of system through which the transactions are processed, the aforesaid Promoters are required to pay service fee to the Group on monthly basis including:

(i) per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7;

(ii) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services, etc;

(iii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft; and

(iv) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The above continuing connected transactions were conducted in the ordinary and usual course of business of the Group and were the source of principal operating revenue of the Group. For more details, please refer to the announcements of the Company dated March 16, 2006, February 13, 2007, September 19, 2007, November 19, 2007 and July 24, 2008, and circulars of the Company dated April 7, 2006, March 7, 2007, October 10, 2007 and December 10, 2007, which also included the respective annual caps of the above continuing connected transactions for the financial year ended December 31, 2008.

For Year 2008, the aggregated service fee paid by the Promoters to the Group in the above continuing connected transactions amounted to RMB1,332.6 million. Please also refer to Note 38 to the financial statements.

(b) Lease of Properties by the Company from China TravelSky Holding Company

The Company continued to lease the two properties in Dongxingli and Dongsi (as stated in circular of the Company dated March 7, 2007) from China TravelSky Holding Company in 2008 as data centers for daily operation. As China TravelSky Holding Company is a substantial shareholder and a promoter of the Company, China TravelSky Holding Company is a connected person of the Company. Term of the tenancy agreements for the lease of the two properties was ten years from October 18, 2000. The amount of the rentals payable to China TravelSky Holding Company by the Company is subject to review every three years by reference to the then prevailing market rate. In 2008, the average rental (including property management fee) of the two properties is RMB3.8 and RMB4.5 per square meter per day.

For Year 2008, total rental and usage fees paid by the Company to China TravelSky Holding Company under the above tenancy agreements amounted to approximately RMB38,609,000 (2007: RMB38,609,000). Details and financial information relating to such leases during Year 2008 are set out in Note 38 to the financial statements.

(c) Transactions between the Company and the Service Companies

As set out in the circular of the Company dated March 7, 2007, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares Technology of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd. and Shenyang Civil Aviation Cares of Northeast China, Ltd.) (the "Service Companies") are the companies established between the Company and certain promoters of the Company (Hainan

Airlines, Shenzhen Airlines, Air China, Southern Airlines, CEA Wuhan, Eastern Airlines) for distributing the products of the Company and providing better service to customers in different regions. Since such promoters are entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the Service Companies, the Service Companies are regarded as connected persons of the Company.

The Service Companies pay fees to the Company for using mainframe resources, linking with the Company's data network, and connection and installation of terminal equipment and printers at the rates prescribed by the General Administration of Civil Aviation of China or on a cost basis if applicable. If the Service Companies also provide front end technical supports for airport passenger processing system (APP system), they are entitled to share the profit generated from APP system with the Company. The agreement which governs the above continuing connected transactions between the Company and the Service Companies is effective for the period from January 1, 2007 to December 31, 2009.

During Year 2008, the revenue to the Company from the Service Companies and the revenue of APP System shared by the Service Companies aggregated to RMB30,804,276 (2007: RMB33,891,097).

(d) Transaction between SITA Information Networking Computing (UK) Limited ("SITA INC. UK") and InfoSky Technology Co., Ltd. ("InfoSky"), a subsidiary of the Company

During Year 2008, the total charges in relation to air cargo services paid by InfoSky to SITA INC. UK amounted to US$1,879,524 (2007: US$2,673,683) based on the charges agreed by both parties and with reference to usage. As Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited ("SITAGCH") is a substantial shareholder of InfoSky (a subsidiary of the Company), SITAGCH is a connected person of the Company, and as SITA INC. UK is a fellow subsidiary of SITAGCH, SITA INC. UK is a connected person of the Company.

(e) Membership fees and Data Network Services Usage Fees Paid by the Company to SITA S.C.

During Year 2008, the Company, as a member of SITA S.C., continued to engage SITA S.C. in providing all types of services and data network services to the Company. The data network services usage fees were determined based on the usage and the pricing schedule set by SITA S.C. applicable to all users of the data network services of SITA S.C.. The membership fees are determined with reference to the ratio of the total amount of bills for the services charged to the Company by SITA S.C., Société Internationale de Télécommunications Aeronautiques NV or their respective wholly-owned subsidiaries in the previous financial year to the total amount of all income receivable by all members of SITA S.C. in that financial year. Since both SITAGCH and SITA S.C. are collectively owned, directly or indirectly, by the members of the Air Transport Community("Air Transport Community"). The Air Transport Community is a group formed by many communities of interest entities within the air transport industry, the members of which include the members of SITA and customers, and many associations, councils and committees of the industry across the world. SITA S.C. is therefore considered as a connected person of the Company.

For Year 2008, the membership fee and data network usage fees payable by the Company to SITA S.C. amounted to RMB59,828,731 (2007: RMB57,875,055).

In the opinion of the Independent Non-executive Directors of the Company, the above items (a) to (e) of the continuing connected transactions:

(i) were in the usual and ordinary course of business of the Group;

(ii) were conducted on normal commercial terms ,or where there is no available comparison, on terms that are no less favorable than those available to or from (as it is applicable) independent third parties;

(iii) were conducted on the terms of the relevant agreement governing those transactions, which are fair and reasonable and in the interest of the shareholders of the Company as a whole; and

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2008:

Categories of transactions	Cap Amount
Transaction between the Group and certain promoters of the Company or as the case may be, subsidiaries of promoters of the Company	RMB2,230.9 million (Please refer to the circular of the Company dated April 7, 2006, March 7, 2007, October 10, 2007 and December 10, 2007 and the announcement of the Company dated July 24, 2008)
Leasing properties from China TravelSky Holding Company	RMB40.00 million (please refer to the circular of the Company dated March 7, 2007 for further details)

Categories of transactions	Cap Amount
Transaction between the Company and the Service Companies	RMB44.64 million (please refer to the circular of the Company dated March 7, 2007)
Transaction between the Company and SITA S.C.	RMB80.00 million (please refer to the circular of the Company dated March 7, 2007)
Transactions between InfoSky and SITA INC.UK	US$ 3.549 million (please refer to the announcement of the Company dated February 13, 2007)

The Board has received a letter of confirmation from the auditors stating that the above items (a) to (e) of the continuing connected transactions:

(a) have been approved by the Board;

(b) were conducted in accordance with the pricing policies of the Company for transactions involving provisions of goods and services;

(c) were conducted in accordance with the terms of the agreements governing relevant transactions; and

(d) the aggregate amounts incurred in Year 2008 have not exceeded the respective annual caps disclosed in previous announcements and/or circulars.

OTHER CONNECTED TRANSACTIONS

As set out in the announcement of the Company dated May 26, 2008 and the circular to shareholders dated June 16, 2008, the Company and China TravelSky Holding Company ("CTHC", a promoter and substantial shareholder of the Company) entered into the conditional sale and purchase agreement (the "Sale and Purchase Agreement") on May 5, 2008, pursuant to which the Company agreed to acquire the entire registered capital of Accounting Centre of China Aviation Limited Company ("ACCA"), a subsidiary of CTHC and a property located in No.11 Dongxingli, Chaoyang District, Beijing, the PRC for a total consideration of RMB1 billion (approximately HK$1.115 billion at the exchange rate then).The aggregate consideration will be satisfied by way of the Company issuing and allotting to CTHC or its nominees 174,491,393 new domestic shares with par value of RMB1 each, (the "Consideration Shares") at a price of HK$6.39 (approximately RMB5.73 at the exchange rate then) per Consideration Share upon completion. The transactions under the Sale and Purchase Agreement constitute connected transaction and major transaction of the Company under the Listing Rules. As set out in the announcement of the Company dated July 31, 2008, special resolutions for approving the Sale and Purchase Agreement and the transaction contemplated thereunder, the issue of the Consideration Shares and the amendment of the Articles were duly passed by way of poll at the extraordinary general meeting of the Company held on July 31, 2008.

The above connected and major transaction proceeded to completion on March 3, 2009. On March 3, 2009, the Company issued 174,491,393 Consideration Shares to CTHC. Accordingly, the Company's total shares in issue increased to 1,950,806,393 shares, comprising 1,329,098,393 domestic shares and 621,708,000 H shares.

The Directors confirm that the related party transactions referred to above are connected transactions or continuing connected transactions of the Company and they have complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

As at December 31, 2008, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are deposited with commercial banks and are in compliance with applicable laws and regulations.

TAX RELIEF AND EXEMPTION

The Company is not aware of any tax relief and exemption available to shareholders by reason of their holding of the Company's securities.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year ended December 31, 2008, the Group did not purchase, sell or redeem any of the listed securities of the Company.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

The Audit Committee of the Company has reviewed the accounting policy and practice adopted by the Company and has also discussed certain other matters relating to audit, internal control and financial reporting including the review of the audited consolidated financial statements of the Group for Year 2008. Details of the Company's compliance with the requirements of the code provisions in the Code of Corporate Governance Practices set out in Appendix 14 to the Listing Rules in effect from January 1, 2005 to December 31, 2008 for Year 2008 are set out in the "Corporate Governance Report" contained in this annual report.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights under the articles of association of the Company or the PRC laws.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in Year 2008.

AUDITORS

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) are the Company's international and PRC auditors respectively for Year 2008.

A resolution relating to the appointment of PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.(Certified Public Accountants in the PRC) as the Company's International and PRC auditors for the year ending December 31, 2009 respectively will be proposed at the annual general meeting of the Company in 2009.

By order of the Board
Xu Qiang
Chairman

March 27, 2009

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year ended December 31, 2008, members of the third Supervisory Committee of the Company have diligently performed their duties, during their tenure, in ensuring that the Company has observed and complied with the Listing Rules, the law and regulations of the PRC, the Articles of Association of the Company and other relevant rules and regulations to protect the interests of the Company and its shareholders.

Upon the approval at the extraordinary general meeting of the Company held on March 3, 2009, the Supervisory Committee of the Company comprises five instead of nine Supervisors (among which the number of staff representative Supervisors should be more than one-third of the number of the members of the Supervisory Committee) and one independent Supervisor. (The list of members of Supervisors is set out in the section headed "Corporate Information" and the biographies of each Supervisor are set out on pages 127 to 128).

The third Supervisory Committee convened three meetings during Year 2008 and reviewed the Company's financial statements for Year 2007 and interim financial statements for 2008, and attended meetings of the board of directors (the "Board") and undertook the responsibility to monitor the policies and decisions made by the Board as to whether they were in compliance with the Listing Rules, the relevant laws and regulations of the PRC, the Articles of Association of the Company, and the interests of the Company and shareholders, and offered proper suggestions to the Board and the management.

The Supervisory Committee has reviewed the Company's financial statements for Year 2008 audited by PricewaterhouseCoopers prepared in accordance with International Financial Reporting Standards and considers that the financial statements give a true and fair view of the financial position and operation results of the Company and in compliance with the regulations applicable to the Company.

The Supervisory Committee confirms that the Company has not been involved in any material litigation or arbitration, and there is no litigation or claim of material importance pending or threatened by or against the Company during Year 2008.

The Supervisory Committee considers that the Board and senior management of the Company were committed to act honestly and to perform their duties diligently for Year 2008, with which the best interests of the Company and shareholders were protected. The Supervisory Committee considers that the report of the Board for the year ended December 31, 2008 reflected the actual operational circumstances of the Company. The Supervisory Committee has confidence in the Company's future prospects and development.

By Order of the Supervisory Committee
Li Xiaojun
Chairperson of the Supervisory Committee

March 27, 2009

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of TravelSky Technology Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 48 to 117, which comprise the consolidated and company balance sheets as of December 31, 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTOR'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2008 and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
March 27, 2009

CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	Year ended December 31 2008	2007
Revenues			
Aviation information technology service		**1,609,115**	1,601,160
Data network and others		**396,053**	400,743
Total revenue	5	**2,005,168**	2,001,903
Operating expenses			
Business taxes and other surcharges		**(66,957)**	(65,795)
Depreciation and amortisation		**(312,947)**	(243,111)
Network usage fees		**(94,410)**	(83,562)
Personnel expenses		**(316,821)**	(271,689)
Operating lease payments		**(71,890)**	(68,607)
Technical support and maintenance fees		**(178,323)**	(154,459)
Commission and promotion expenses		**(239,570)**	(248,075)
Other operating expenses		**(201,879)**	(209,701)
Total operating expenses		**(1,482,797)**	(1,344,999)
Operating profit		**522,371**	656,904
Financial income, net		**77,705**	48,696
Share of results of associated companies		**17,969**	12,991
Profit before taxation	6	**618,045**	718,591
Taxation	10	**(41,280)**	(69,941)
Profit after taxation		**576,765**	648,650
Attributable to			
Equity holders of the Company		**560,109**	630,989
Minority interest		**16,656**	17,661
		576,765	648,650
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	12	**0.32**	0.36
Cash Dividends	11	**362,850**	230,921

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31 2008	2007
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	**875,874**	1,033,148
Intangible assets, net	14	**11,952**	11,824
Investments in associated companies	16	**103,665**	85,996
Other long-term assets	20	**8,962**	8,881
Deferred income tax assets	18	**6,769**	9,229
		1,007,222	1,149,078
Current assets			
Inventories	21	**9,877**	9,241
Accounts receivable, net	22	**160,735**	141,565
Due from associated companies	25	**6,556**	6,308
Due from related parties, net	23, 38(3)	**740,610**	389,561
Income tax receivable		**45,104**	—
Prepayments and other current assets	26	**155,642**	102,399
Held-to-maturity financial assets	19	—	100,000
Short-term bank deposits	27	**2,274,728**	1,843,949
Cash and cash equivalents	28	**840,733**	1,209,152
		4,233,985	3,802,175
Total assets		**5,241,207**	4,951,253
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	31	**1,776,315**	1,776,315
Reserves	32	**1,466,952**	1,296,834
Retained earnings	33		
— Proposed cash dividend	11	**362,850**	230,921
— Others		**1,053,829**	1,028,659
		4,659,946	4,332,729
Minority interests		**98,810**	85,997
Total equity		**4,758,756**	4,418,726
LIABILITIES			
Non-Current liabilities			
Deferred income tax liabilities	18	**180**	129
Current liabilities			
Accounts payable and accrual liabilities	29	**430,973**	470,212
Due to related parties	30	**44,548**	39,960
Income tax payable		**3,690**	17,054
Deferred revenue		**3,060**	5,172
		482,271	532,398
Total liabilities		**482,451**	532,527
Total equity and liabilities		**5,241,207**	4,951,253
Net current assets		**3,751,714**	3,269,777
Total assets less current liabilities		**4,758,936**	4,418,855

Approved by the Board of Directors on March 27, 2009.

Xu Qiang — *Chairman*

Xiao Yinhong — *Director*

The accompanying notes are an integral part of these consolidated financial statements.

BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31 2008	2007
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	**821,951**	980,578
Intangible assets, net	14	**10,129**	10,016
Investments in subsidiaries	15	**53,709**	37,507
Investments in associated companies	16	**27,290**	27,290
Other long-term assets	20	**8,881**	8,881
Deferred income tax assets	18	**5,974**	8,062
		927,934	1,072,334
Current assets			
Inventories	21	—	2,632
Accounts receivable, net	22	**118,402**	110,242
Due from subsidiaries, net	24	**20,290**	24,982
Due from associated companies	25	**4,291**	6,308
Due from related parties, net	23, 38(3)	**731,227**	381,573
Income tax receivable		**45,104**	—
Prepayments and other current assets	26	**142,503**	88,640
Held-to-maturity financial assets	19	—	100,000
Short-term bank deposits	27	**2,168,228**	1,757,949
Cash and cash equivalents	28	**737,985**	1,111,519
		3,968,030	3,583,845
Total assets		**4,895,964**	4,656,179
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	31	**1,776,315**	1,776,315
Reserves	32	**1,471,741**	1,299,652
Retained earnings	33		
— Proposed cash dividend	11	**362,850**	230,921
— Others		**837,888**	852,988
Total equity		**4,448,794**	4,159,876
LIABILITIES			
Current liabilities			
Accounts payable and accrual liabilities	29	**401,642**	442,499
Due to related parties	30	**34,628**	30,533
Due to subsidiaries		**10,900**	10,789
Income tax payable		—	12,482
		447,170	496,303
Total equity and liabilities		**4,895,964**	4,656,179
Net current assets		**3,520,860**	3,087,542
Total assets less current liabilities		**4,448,794**	4,159,876

Approved by the Board of Directors on March 27, 2009.

Xu Qiang
Chairman

Xiao Yinhong
Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts expressed in thousands of Renminbi)

	Note	Attributable to equity holders of the Company			Minority Interest	Total
		Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2007		888,158	2,066,112	944,532	72,523	3,971,325
Transfer from reserves	32	888,157	(888,157)	—	—	—
Profit for the year		—	—	630,989	17,661	648,650
Dividend relating to year 2006		—	—	(195,395)	—	(195,395)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(4,187)	(4,187)
Currency translation differences	32	—	(1,667)	—	—	(1,667)
Appropriation to reserves	32, 33	—	120,546	(120,546)	—	—
Balance at December 31, 2007		1,776,315	1,296,834	1,259,580	85,997	4,418,726

	Note	**Attributable to equity holders of the Company**			**Minority Interest**	**Total**
		Paid-In capital	**Reserves**	**Retained earnings**		
Balance at January 1, 2008		**1,776,315**	**1,296,834**	**1,259,580**	**85,997**	**4,418,726**
Profit for the year		–	–	**560,109**	**16,656**	**576,765**
Dividend relating to year 2007	11	–	–	**(230,921)**	–	**(230,921)**
Dividends payable to minority shareholders of subsidiaries		–	–	–	**(3,843)**	**(3,843)**
Currency translation differences	32	–	**(1,971)**	–	–	**(1,971)**
Appropriation to reserves	32, 33	–	**172,089**	**(172,089)**	–	–
Balance at December 31, 2008		**1,776,315**	**1,466,952**	**1,416,679**	**98,810**	**4,758,756**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(Amounts expressed in thousands of Renminbi)

	Note	Year ended December 31 2008	2007
Cash flows from operating activities			
Cash generated from operations	34	**526,372**	790,232
Refund of enterprise income tax		**30,114**	30,180
Enterprise income tax paid		**(127,351)**	(99,772)
Net cash generated from operating activities		**429,135**	720,640
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(320,436)**	(568,074)
Maturities of short-term bank deposits		**1,923,320**	1,743,036
Placements of short-term bank deposits		**(2,354,099)**	(1,702,381)
Interest received		**94,194**	64,359
Dividends received from associated companies		**300**	838
Proceeds from disposal of property, plant and equipment		**482**	661
Maturities of held-to-maturity treasury bonds		**100,000**	—
Investments in associated companies		**—**	(5,500)
Net cash used in investing activities		**(556,239)**	(467,061)
Cash flows from financing activities			
Dividend paid to group shareholders		**(230,921)**	(252,813)
Dividend paid to minority shareholders of subsidiaries		**(3,519)**	(3,964)
Net cash used in financing activities		**(234,440)**	(256,777)
Effect of foreign exchange rate changes on cash and cash equivalents		**(6,875)**	(20,816)
Net decrease in cash and cash equivalents		**(368,419)**	(24,014)
Cash and cash equivalents at beginning of the year		**1,209,152**	1,233,166
Cash and cash equivalents at end of the year	28	**840,733**	1,209,152

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001. The address of its registered office is Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No.2, Ke Xue Yuan South Road, Haidian District, Beijing 100190, PRC.

As at December 31, 2008, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated and operated in the PRC except for TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited and TravelSky Technology (Japan) Limited, which are limited liability companies incorporated and operated in Hong Kong, Singapore, Korea and Japan respectively.

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital *RMB*	Principal activities
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	11,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (cont'd)					
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	23,149,285	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (cont'd)					
TravelSky Technology (Hong Kong) Limited ("Hong Kong Company")	December 13, 2000	100%	—	11,385,233	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	4,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11,2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xi'an Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
TravelSky Technology (Singapore) Limited ("Singapore Company")	October 21, 2005	100%	—	481,568	Computer hardware and system consulting services

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (cont'd)					
TravelSky Technology (Korea) Limited ("Korea Company")	December 28, 2005	100%	—	403,677	Computer hardware and software development and data network services
TravelSky Technology (Japan) Limited ("Japan Company")	December 16, 2005	100%	—	670,121	Software development and computer equipment maintenance services
Shanghai TravelSky Information Technology Limited ("Shanghai Company")	July 1, 2008	100%	—	4,000,000	Computer hardware and software development and data network services
Guangzhou TravelSky Information Technology Limited ("Guangzhou Company")	September 28,2008	100%	—	4,000,000	Computer hardware and software development and data network services

During the year, the Company had set up two wholly owned subsidiaries, namely Shanghai Company and Guangzhou Company.

Hong Kong Company had received additional capital contributions in cash from the Company amounting to HKD 9,360,000 (equivalent to approximately RMB 8,202,360) in 2008. As a result, its share capital was increased from HKD 3,000,000 (equivalent to approximately RMB 3,182,873) to HKD 12,360,000 (equivalent to approximately RMB 11,385,233).

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital *RMB*	Principal activities
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of Southwest Chengdu,Ltd. ("Xinan Cares")	November 28, 1999	44%	—	2,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited ("Yunnan Cares")	April 1, 2003	40%	—	6,000,000	Computer hardware and software development and technical consulting services
Heilongjiang TravelSky Airport Technology Limited ("Heilongjiang Cares")	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting services

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital *RMB*	Principal activities
Associated Companies (cont'd)					
Shanghai Dongmei Aviation Tourism Online Co., Limited ("Shanghai Cares")	September 28, 2003	50%	—	24,800,000	E-commerce, Sales of computers and related parts and provision of network, technical services and economic consulting services
Dalian TravelSky Airport Technology Limited ("Dalian Cares")	January 28, 2005	50%	—	6,000,000	Computer hardware and software development and technical consulting services
Hebei TravelSky Airport Technology Limited ("Hebei Cares")	April 5, 2007	50%	—	3,000,000	Computer hardware and software development and technical consulting services
Guangzhou Airport AirSpan Information Technology Co. Ltd. ("Guangzhou Cares")	December 24, 2007	20%	—	20,000,000	Computer hardware and software development and technical consulting services

2. BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

2. BASIS OF PRESENTATION *(continued)*

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a) Amendments effective in 2008

- The IAS 39, 'Financial instruments: Recognition and measurement', amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to IFRS 7, 'Financial instruments: Disclosures', introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective prospectively from July 1, 2008. This amendment does not have any impact on the Group's financial statements, as the Group has not reclassified any financial assets.

(b) Interpretations effective in 2008 but not relevant for the Group's operation in 2008

- IFRIC - Int 11, 'IFRS 2 — Group and treasury share transactions';
- IFRIC - Int 12, 'Service Concession arrangements'; and
- IFRIC - Int 14, 'IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction'.

(c) Standards, amendments and interpretations to existing standards that are relevant for the Group's existing operations but are not yet effective and have not been early adopted by the Group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2009 or later periods and have not been early adopted by the Group:

- IFRS 8, 'Operating segments', (effective from January 1, 2009). IFRS 8 replaces IAS 14, 'Segment reporting', and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009;

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

2. BASIS OF PRESENTATION *(continued)*

(c) Standards, amendments and interpretations to existing standards that are relevant for the Group's existing operations but are not yet effective and have not been early adopted by the Group *(continued)*

- IAS 1 (Revised), 'Presentation of financial statements' (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply IAS 1 (Revised) from January 1, 2009;

- IAS 27 (Revised), 'Consolidated and separate financial statements' (effective from July 1, 2009).The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The Group will apply IAS 27 (Revised) from January 1, 2010;

- IFRS 1 (Amendment), 'First time adoption of IFRS' and IAS 27 'Consolidated and separate financial statements' (effective from July 1, 2009). The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The Company will apply IAS 27 (Amendment) prospectively from January 1, 2010 in its separate financial statements;

- IFRS 3 (Revised), 'Business combinations' (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (Revised) prospectively to all business combinations from January 1, 2010; and

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

2. BASIS OF PRESENTATION *(continued)*

(c) Standards, amendments and interpretations to existing standards that are relevant for the Group's existing operations but are not yet effective and have not been early adopted by the Group *(continued)*

- IASB's annual improvements project published in May 2008

  — IAS 1 (Amendment), 'Presentation of financial statements' (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, 'Financial instruments: Recognition and measurement' are examples of current assets and liabilities respectively. The Group will apply the IAS 1 (Amendment) from January 1, 2009;

  — IAS 28 (Amendment), 'Investments in associates' (and consequential amendments to IAS 32, 'Financial Instruments: Presentation' and IFRS 7, 'Financial instruments: Disclosures') (effective from January 1, 2009). An investment in associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Group will apply the IAS 28 (Amendment) to impairment tests related to investment in associates and any related impairment losses from January 1, 2009;

  — IAS 36 (Amendment), 'Impairment of assets' (effective from January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from January 1, 2009;

  — IAS 38 (Amendment), 'Intangible assets' (effective from January 1, 2009). A prepayment may only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group will apply the IAS 38 (Amendment) from January 1, 2009;

  — There are a number of minor amendments to IFRS 7, 'Financial instruments: Disclosures', IAS 8, 'Accounting policies, changes in accounting estimates and errors', IAS 10, 'Events after the balance sheet date', IAS 18, 'Revenue' and IAS 34, 'Interim financial reporting' which are not addressed above.

The Group will assess the impact of these standards, amendments and interpretations on the consolidated financial statements.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to December 31.

(i) Merger accounting for common control combination

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised in consideration for goodwill or excess of acquirers' interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever is shorter.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognised as expense in the year in which they are incurred.

(ii) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Consolidation *(continued)*

(ii) Subsidiaries (continued)

The purchase method of accounting is used for acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 3(f)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

(iii) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iv) Associated companies

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Consolidation *(continued)*

(iv) Associated companies (continued)

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in companies are recognized in the consolidated income statement.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses (Note 3(f)). The results of associated companies are accounted for by the Company on the basis of dividends received and receivables.

(b) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Foreign currencies *(continued)*

(ii) Transactions and balances (continued)

Foreign exchange gains and losses are presented in the consolidated income statement within 'finance income or cost'.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in increase in the future economic benefits expected to be obtained from the use of the asset and the cost of the asset can be measured reliably, the expenditure is capitalized.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years
Leasehold improvements	Over the lease term

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3(f)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(d) Intangible assets

Intangible assets mainly represent purchased computer software.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight line basis over 3 years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(e) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale;
- Management intends to complete the intangible asset and use or sell it;
- There is an ability to use or sell the intangible asset;
- It can be demonstrated how the intangible asset will generate probable future economic benefits;
- Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed 5 years. During the year ended December 31, 2008, no development costs were capitalized as they did not meet all the criteria listed above (2007: nil).

(f) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Financial assets

The group classifies its financial assets in the following categories: at fair value through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at their initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets.

(ii) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted for two full annual reporting periods and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group's loans and receivables comprise 'trade and other receivables' and 'cash and cash equivalents' in the balance sheet.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Financial assets *(continued)*

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statements. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statements in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statements when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss, while translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in income statements.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Financial assets *(continued)*

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statements as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statements as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in income statements - is removed from equity and recognised in the income statements. Impairment losses recognised in the income statements on equity instruments are not reversed through the income statements. Impairment testing of accounts receivable is described in Note 3(j).

(h) Operating leases (as the lessee)

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases (net of any incentives received from the lessor) are charged to expense based on the straight-line method over the period of the leases.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at lower of cost and net realizable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(j) Accounts receivable

Accounts receivable is recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the accounts receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the provision is recognized in the income statement. When an accounts receivable is uncollectible, it is written off against the allowance account for account receivables. Subsequent recoveries of amounts previously written off are credited against expenses in the income statement.

(k) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

(l) Accounts payables

Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(m) Taxation

(i) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii) Deferred income taxation

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of an asset or liability and its carrying amount in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(iii) Other tax

Other tax liabilities are provided in accordance with the regulations issued by the government authorities.

(n) Employee benefits

(i) Pension

The full-time employees of the Group are covered by government-sponsored pension plan under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(n) Employee benefits *(continued)*

(i) Pension (continued)

Starting from January 1, 2007, the Company implemented an additional supplementary pension scheme, which is funded through the insurance company.

Under these plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

(ii) Other employee benefits

All Chinese employees of the Group participate in employee social security plans, including medical, housing and other welfare benefits, organized and administered by the government authorities. Other than the welfare benefits provided by these social security plans as disclosed, the Group has no material commitments to employees.

According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Group are calculated based on percentages of the total salary of employees, subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are expensed as incurred.

(o) Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Provisions *(continued)*

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provision reflecting the passage of time is recognized as interest expense.

(p) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, sales discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

- Revenue for aviation information technology services is recognized when the services are rendered;

- Revenue for data network services is recognized when the services are rendered;

- Sale of equipment is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer;

- Revenue for equipment installation project is recognized by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of expenses recognized that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income;

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(p) Revenue recognition *(continued)*

- Interest income is recognized on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and
- Dividend income is recognized when the right to receive payment is established.

(q) Dividend distribution

Dividend distribution to the Company's equity holders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(r) Share Capital

Ordinary shares are classified as equity. Mandatory redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to the Company's equity holders.

(s) Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Depreciation of property, plant and equipment

The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 3(c) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

(b) Impairment of assets

At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

(c) Fair value

The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, prepayments, other current assets, accounts payable, accrued liabilities and other current liabilities by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future values will change if there are changes in the estimated market interest rate.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(d) Income taxes

The Group is subject to income taxes in both PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. REVENUES

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2008 ***RMB'000***	2007 *RMB'000*
After charging:		
Depreciation	**299,282**	229,510
Amortization of intangible assets	**6,775**	7,427
Amortization of leasehold improvements	**6,890**	6,174
Loss on disposal of property, plant and equipment	**384**	6,039
Provision for impairment of receivables	**6,291**	1,747
Cost of equipment sold	**27,761**	53,093
Contributions to defined contribution pension scheme	**38,311**	40,963
Auditors' remuneration	**1,938**	2,616
Exchange loss	**4,904**	20,816
Contribution to housing fund	**16,129**	12,439
Research and development expenses	**295,725**	264,024
After crediting:		
Interest income	**(82,609)**	(69,512)

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(1) Directors' and supervisors' emoluments

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2008 (tax inclusive):

	Year ended December 31, 2008					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Executive directors						
Mr. Xu Qiang * *(Chairman) (i)*	—	—	—	—	—	—
Mr. Cui Zhixiong * *(ii)*	—	—	—	—	—	—
Mr. Xiao Yinhong *(ii)*	—	—	199	255	41	495
Mr. Zhu Xiaoxing	—	—	206	266	44	516
Mr. Ding Weiping *(iv)*	—	—	101	315	41	457
Mr. Song Jinxiang *(iv)*	—	—	92	305	38	435
Non-Executive Directors						
Mr. Wang Quanhua *	—	—	—	—	—	—
Mr. Luo Chaogeng *	—	—	—	—	—	—
Mr. Gong Guokui *	—	—	—	—	—	—
Mr. Rong Gang *	—	—	—	—	—	—
Mr. Sun Yongtao *	—	—	—	—	—	—
Mr. Liu Dejun *	—	—	—	—	—	—
Mr. Xia Yi *	—	—	—	—	—	—
Mr. Song Jian *	—	—	—	—	—	—
Mr. Zhu Yong * *(iii)*	—	—	—	—	—	—
Independent Non-Executive directors						
Mr. Yick Wing Fat, Simon	120	—	—	—	—	120
Mr. Chua Keng Kim	120	—	—	—	—	120
Mr. Yuan Yaohui	120	—	—	—	—	120

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and supervisors' emoluments *(continued)*

	Year ended December 31, 2008					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Supervisors						
Ms. Li Xiaojun *	—	—	—	—	—	—
Ms. Du Hongying *	—	—	—	—	—	—
Mr. Jing Gongbin *	—	—	—	—	—	—
Mr. Zhang Yakun *	—	—	—	—	—	—
Mr. Yu Yanbin *	—	—	—	—	—	—
Ms. Gao Jingping (Staff Representative Supervisor)	—	—	191	244	42	477
Ms. Wang Xiaomin (Staff Representative Supervisor)	—	—	93	269	39	401
Mr. Zhang Xin (Staff Representative Supervisor)	—	—	77	131	32	240
Mr. Rao Geping (Independent Supervisor)	50	—	—	—	—	50

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and supervisors' emoluments *(continued)*

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2007 (tax inclusive):

	Year ended December 31, 2007					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Chairman of the Board						
Mr. Zhu Yong *	—	—	—	—	—	—
Executive directors						
Mr. Zhu Xiaoxing	—	—	210	277	21	508
Mr. Ding Weiping	—	—	96	385	21	502
Mr. Song Jinxiang	—	—	96	385	21	502
Non-Executive Directors						
Mr. Wang Quanhua *	—	—	—	—	—	—
Mr. Cao Jianxiong *	—	—	—	—	—	—
Mr. Luo Chaogeng * *(v)*	—	—	—	—	—	—
Mr. Gong Guokui *	—	—	—	—	—	—
Mr. Rong Gang *	—	—	—	—	—	—
Mr. Sun Yongtao *	—	—	—	—	—	—
Mr. Liu Dejun *	—	—	—	—	—	—
Mr. Xia Yi *	—	—	—	—	—	—
Mr. Song Jian *	—	—	—	—	—	—
Independent Non-Executive directors						
Mr. Yick Wing Fat, Simon	120	—	—	—	—	120
Mr. Chow Kwok Wah, James	50	—	—	—	—	50
Mr. Chua Keng Kim *(v)*	70	—	—	—	—	70
Mr. Yuan Yaohui	120	—	—	—	—	120

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and supervisors' emoluments *(continued)*

	Year ended December 31, 2007					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Supervisors						
Ms. Li Xiaojun *	—	—	—	—	—	—
Ms. Du Hongying *	—	—	—	—	—	—
Mr. Jing Gongbin *	—	—	—	—	—	—
Mr. Zhang Yakun *	—	—	—	—	—	—
Mr. Yu Yanbin *	—	—	—	—	—	—
Ms. Gao Jingping (Staff Representative Supervisor) *(iv)*	—	—	188	244	21	453
Ms. Wang Xiaomin (Staff Representative Supervisor) *(iv)*	—	—	88	333	21	442
Mr. Zhang Xin (Staff Representative Supervisor)	—	—	72	182	21	275
Mr. Rao Geping (Independent Supervisor)	50	—	—	—	—	50

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and supervisors' emoluments *(continued)*

*These directors and supervisors are employees of the shareholders of the Company or their subsidiaries, and obtain emoluments from them. No appropriation has been made as the directors of the Company considered it is impracticable to apportion this amount between their services to the Group and the parent of the Company or their subsidiaries.

(i) Appointed on May 20, 2008

(ii) Appointed on October 17, 2008

(iii) Resigned on May 20, 2008

(iv) Resigned on October 17, 2008

(v) Appointed on June 5, 2007

During the year ended December 31, 2008, no director had waived or agreed to waive any emolument (2007: nil). No emolument was paid to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office (2007: nil).

(2) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2007: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2007: two) individuals during the year are as follows:

	2008 ***RMB'000***	2007 *RMB'000*
Basic salaries and allowances	**574**	281
Bonuses	**732**	629
Retirement benefits	**125**	42
	1,431	952

The annual emoluments paid during the year ended December 31, 2008 to each of the directors (included in the five highest paid employees) fell within the band from RMB nil to RMB 1 million (2007: from RMB nil to RMB 1 million).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

8. RETIREMENT BENEFITS

All the full time employees of the Group are covered by state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 20% of the employees' basic salaries subject to certain ceiling for the year ended December 31, 2008 (2007: 20%). The contributions to the pension scheme made by the Group for the year ended December 31, 2008 amounted to approximately RMB 25,233,000 (2007: RMB 21,173,000). This amount was recorded in personnel expenses.

In addition, starting from January 1, 2007, a supplementary defined contribution pension plan managed by an insurance company was established. The one time entrance contribution and the annual contributions to this plan made by the Group for the year ended December 31, 2007 amounted to approximately RMB 14,000,000 and RMB 5,790,000 respectively. The annual contributions to this plan made by the Group for the year ended December 31, 2008 amounted to approximately RMB 13,078,000. These amounts were recorded in personnel expenses.

Under these schemes, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

9. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to this state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions made by the Group to the housing fund for the year ended December 31, 2008 amounted to approximately RMB 16,129,000 (2007: RMB 12,439,000). This amount was recorded in personnel expenses.

As of December 31, 2008, the total number of employees of the Group was 2,940 (2007: 2,629).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

10. TAXATION

Income Tax

	2008 RMB'000	2007 RMB'000
Current tax		
— PRC enterprise income tax expenses	**37,900**	77,692
— Overseas income tax expenses	**869**	1,349
Deferred tax	**2,511**	(9,100)
	41,280	69,941

Taxation of the Group except for Hong Kong Company, Singapore Company, Japan Company, and Korea Company is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes. Taxation on overseas profit has been calculated on the assessable profit for the year at the rates of taxation prevailing in the locations in which the Group operates.

The Corporate Income Tax Law of the People's Republic of China ("new CIT Law") was implemented since January 1, 2008 as approved by the National People's Congress on March 16, 2007. The new CIT Law unified the income tax rate of enterprises in China to 25%, starting from January 1, 2008.

Enterprises recognized as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

The Company's subsidiaries in PRC are entitled to different tax rates, ranging from 15% to 25% under the new CIT Law.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

10. TAXATION *(continued)*

Income Tax *(continued)*

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	2008	2007
	RMB'000	*RMB'000*
Profit before taxation	**618,045**	718,591
Weighted average statutory tax rate	**25%**	33%
Tax calculated at domestic tax rates applicable to profits in the respective countries	**154,031**	237,135
Non-taxable income	**(300)**	(450)
Tax refund (i)	**(30,114)**	(30,180)
Non-deductible expense	**4,395**	2,830
Effect of preferential tax rates	**(86,732)**	(139,394)
Tax charge	**41,280**	69,941

(i) Tax refund

In addition to being approved as a "High and New Technology Enterprise", the Company was also approved and certified by relevant authorities as an "Important Software Enterprise" for the year 2006, 2007 and 2008 which allows the Company to enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid by the Company at the rate of 15% over this preferential income tax rate of 10% should be recognised in the year which the Company obtained its "Important Software Enterprise" certification.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2006 and 2007 in 2007 and 2008 respectively and hence had recognised the corresponding tax refund of approximately RMB 30,180,000 and RMB 30,114,000 in 2007 and 2008 respectively.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2008 in December 2008. Accordingly, the Company had accrued its income tax expenses for 2008 based on this preferential income tax rate of 10% in the current year's financial statements.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

10. TAXATION *(continued)*

Business Taxes

The Group is subject to business taxes on its service revenues:

Aviation information technology service and data network services	3%
Technical support services	5%

Value-Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiaries, InfoSky are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

11. DIVIDENDS DISTRIBUTION

The shareholders in the annual general meeting on May 20, 2008 approved the final dividend in respect of 2007 of RMB 0.13 per share amounting to a total of RMB 230,920,950. The amount was accounted for in shareholders' equity as an appropriation of retained earnings in 2008.

As at March 27, 2009, the Board recommended the distribution of a final dividend of RMB 206,850,000 and a special dividend of RMB 156,000,000 cash, aggregating to RMB 362,850,000 (RMB0.186 per share) for Year 2008. The total number of shares in issue which entitle the receipt of those dividends are 1,950,806,393 shares. The proposed final dividend and special dividend distribution is subject to shareholders' approval in their next annual general meeting of the Company and will be recorded in the Group's financial statements for the year ending December 31, 2009.

12. EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2008 and December 31, 2007 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB 560,109,000 and RMB 630,989,000, by 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2008 and 2007.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Leasehold improvement	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
As at January 1, 2007	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
Purchases	49,989	545,872	7,876	5,201	—	5,605	614,543
Disposals/write off	—	(167,023)	(491)	(542)	(161)	—	(168,217)
As at December 31, 2007	111,195	2,017,486	45,040	43,144	3,000	19,649	2,239,514
Transfer upon completion	3,000	—	—	—	(3,000)	—	—
Purchases	1,920	131,408	4,350	8,889	—	3,197	149,764
Disposals/write off	—	(12,514)	(3,431)	(1,661)	—	—	(17,606)
As at December 31, 2008	116,115	2,136,380	45,959	50,372	—	22,846	2,371,672
Accumulated depreciation							
As at January 1, 2007	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
Charge for the year	(3,162)	(212,761)	(4,725)	(8,862)	—	(6,174)	(235,684)
Disposals/write off	—	160,474	433	450	—	—	161,357
As at December 31, 2007	(15,388)	(1,126,814)	(25,752)	(29,566)	—	(8,846)	(1,206,366)
Charge for the year	(5,705)	(273,983)	(5,523)	(14,071)	—	(6,890)	(306,172)
Disposals/write off	—	11,998	3,161	1,581	—	—	16,740
As at December 31, 2008	(21,093)	(1,388,799)	(28,114)	(42,056)	—	(15,736)	(1,495,798)
Net book value							
As at December 31, 2007	95,807	890,672	19,288	13,578	3,000	10,803	1,033,148
As at December 31, 2008	95,022	747,581	17,845	8,316	—	7,110	875,874

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Leasehold improvement	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2007	32,893	1,625,438	23,211	28,328	12,443	1,722,313
Purchases	33,590	544,509	6,758	2,912	5,140	592,909
Disposals/write off	—	(164,442)	—	—	—	(164,442)
As at December 31, 2007	66,483	2,005,505	29,969	31,240	17,583	2,150,780
Purchases	—	129,010	1,805	6,239	3,112	140,166
Disposals/write off	—	(9,637)	(2,333)	—	—	(11,970)
As at December 31, 2008	66,483	2,124,878	29,441	37,479	20,695	2,278,976
Accumulated depreciation						
As at January 1, 2007	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
Charge for the year	(1,595)	(211,812)	(2,814)	(7,284)	(5,266)	(228,771)
Disposals/write off	—	157,978	—	—	—	157,978
As at December 31, 2007	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
Charge for the year	(3,224)	(272,872)	(3,653)	(12,079)	(6,592)	(298,420)
Disposals/write off	—	9,334	2,263	—	—	11,597
As at December 31, 2008	(10,130)	(1,381,801)	(16,855)	(34,336)	(13,903)	(1,457,025)
Net book value						
As at December 31, 2007	59,577	887,242	14,504	8,983	10,272	980,578
As at December 31, 2008	56,353	743,077	12,586	3,143	6,792	821,951

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

14. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**62,696**	53,414	**56,441**	47,586
Additions	**6,903**	9,282	**6,152**	8,855
As at December 31	**69,599**	62,696	**62,593**	56,441
Accumulated amortization				
As at January 1	**(50,872)**	(43,445)	**(46,425)**	(39,678)
Amortization for the year	**(6,775)**	(7,427)	**(6,039)**	(6,747)
As at December 31	**(57,647)**	(50,872)	**(52,464)**	(46,425)
Net book value				
As at December 31	**11,952**	11,824	**10,129**	10,016

The intangible assets of the Group and the Company represent computer software acquired.

15. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Investments, at cost:	—	—	**53,709**	37,507

A list of the Company's subsidiaries is shown in Note 1.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

16. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**85,996**	68,343	**27,290**	21,790
Share of profit	**17,969**	12,991	—	—
Dividend received from associated companies	**(300)**	(838)	—	—
Additional capital contribution	—	5,500	—	5,500
End of the year	**103,665**	85,996	**27,290**	27,290

A list of the Group's associates is shown in Note 1.

The Group's interest in its principal associates, all of which are unlisted, were as follows:

	Total assets	**Total liabilities**	**Revenues**	**Profit attributable to equity holders**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
2007	111,321	25,325	346,305	12,991
2008	135,009	31,344	306,681	17,969

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

17. FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the line items below:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Assets as per balance sheet:				
Accounts receivable *(Note 22)*	**160,735**	141,565	**118,402**	110,242
Due from related parties *(Note 23)*	**740,610**	389,561	**731,227**	381,573
Due from subsidiaries, net *(Note 24)*	**–**	–	**20,290**	24,982
Due from associated companies *(Note 25)*	**6,556**	6,308	**4,291**	6,308
Interest receivable and other current assets *(Note 26)*	**37,227**	47,916	**28,321**	37,519
Short-term bank deposits *(Note 27)*	**2,274,728**	1,843,949	**2,168,228**	1,757,949
Cash and cash equivalents *(Note 28)*	**840,733**	1,209,152	**737,985**	1,111,519
Loans and receivables	**4,060,589**	3,638,451	**3,808,744**	3,430,092
Held-to-maturity financial assets *(Note 19)*	**–**	100,000	**–**	100,000
Total	**4,060,589**	3,738,451	**3,808,744**	3,530,092

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

18. DEFERRED INCOME TAX

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Deferred tax assets:				
— Deferred tax assets to be recovered after more than 12 months	**4,780**	6,539	**4,780**	6,539
— Deferred tax assets to be recovered within 12 months	**1,989**	2,690	**1,194**	1,523
	6,769	9,229	**5,974**	8,062
Deferred tax liabilities:				
— Deferred tax liabilities to be settled within 12 months	**(180)**	(129)	—	—
	(180)	(129)	—	—

The net movement on the deferred income tax accounts is as follow:

The Group:

	Depreciation and Amortization	Provision and Others	Total
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2007	—	—	—
Recognised in the income statement	7,647	1,453	9,100
As at December 31, 2007	7,647	1,453	9,100
Recognised in the income statement	(1,583)	(928)	(2,511)
As at December 31, 2008	6,064	525	6,589

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

18. DEFERRED INCOME TAX *(continued)*

The Company:

	Depreciation and Amortization	Provision and Others	Total
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2007	—	—	—
Recognised in the income statement	7,614	448	8,062
As at December 31, 2007	7,614	448	8,062
Recognised in the income statement	(1,640)	(448)	(2,088)
As at December 31, 2008	5,974	—	5,974

19. HELD-TO-MATURITY FINANCIAL ASSETS

At December 31, the Company and the Group had the following held-to-maturity financial assets:

	Interest rate and maturity	2008	2007
		RMB'000	*RMB'000*
Treasury bonds	3% per annum with matured and realised in December 2008	–	100,000

20. OTHER LONG-TERM ASSETS

At December 31, other long-term assets of the Company and the Group mainly comprised long-term rental deposits.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

21. INVENTORIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Equipment for sale	**9,390**	9,009	**–**	2,632
Spare parts	**9**	77	**–**	—
Others	**584**	261	**–**	—
Total	**9,983**	9,347	**–**	2,632
Provision for impairment of inventories (Equipment for sale)	**(106)**	(106)	**–**	—
	9,877	9,241	**–**	2,632

No inventories have been pledged as security for borrowings by the Group or the Company.

22. ACCOUNTS RECEIVABLE, NET

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**171,851**	146,390	**128,027**	113,797
Provision for impairment of receivables	**(11,116)**	(4,825)	**(9,625)**	(3,555)
Accounts receivable, net	**160,735**	141,565	**118,402**	110,242

The payment period is normally within six months after the services are rendered.

The carrying amounts of the Group's accounts receivable approximated its fair value as at December 31, 2008 because of the short-term maturities of these receivables.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable. The Group does not hold any collateral as security.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

22. ACCOUNTS RECEIVABLE, NET *(continued)*

As of December 31, 2008 and 2007, the ageing analysis of the accounts receivable was as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**126,295**	126,837	**105,638**	108,850
Over 6 months but within 1 year	**21,426**	6,390	**10,781**	1,490
Over 1 year but within 2 years	**15,878**	4,578	**9,358**	1,008
Over 2 years but within 3 years	**868**	1,247	**285**	1,062
Over 3 years	**7,384**	7,338	**1,965**	1,387
Accounts receivable	**171,851**	146,390	**128,027**	113,797
Provision for impairment of receivables	**(11,116)**	(4,825)	**(9,625)**	(3,555)
Accounts receivable, net	**160,735**	141,565	**118,402**	110,242

As of December 31, 2008, accounts receivable of RMB 17,747,000 (2007: RMB 8,656,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these accounts receivable is as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**10,645**	4,900	**–**	—
Over 1 year but within 2 years	**6,519**	3,571	**–**	—
Over 2 years but within 3 years	**583**	185	**–**	—
	17,747	8,656	**–**	—

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

22. ACCOUNTS RECEIVABLE, NET *(continued)*

As of December 31, 2008, accounts receivable of RMB 27,809,000 (2007: RMB 10,897,000) were impaired. The amount of the provision was RMB 11,116,000 as of December 31, 2008 (2007: RMB 4,825,000). It was assessed that a portion of the receivables is expected to be recovered. The ageing analysis of these receivables is as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**10,781**	1,490	**10,781**	1,490
Over 1 year but within 2 years	**9,359**	1,007	**9,358**	1,008
Over 2 years but within 3 years	**285**	1,062	**285**	1,062
Over 3 years	**7,384**	7,338	**1,965**	1,387
	27,809	10,897	**22,389**	4,947

The movement of provision for impairment of receivables is as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at beginning of year	**4,825**	3,078	**3,555**	2,872
Provision	**6,291**	1,747	**6,070**	683
Balance at end of year	**11,116**	4,825	**9,625**	3,555

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

22. ACCOUNTS RECEIVABLE, NET *(continued)*

The carrying amounts of the accounts receivable are denominated in the following currencies:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**80,772**	47,353	**52,541**	26,946
HKD denominated	**17,587**	7,430	**11,485**	4,629
USD denominated	**70,267**	87,502	**60,862**	78,159
Others	**3,225**	4,105	**3,139**	4,063
	171,851	146,390	**128,027**	113,797

23. DUE FROM RELATED PARTIES, NET

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**587,667**	377,452	**579,699**	370,852
Over 6 months but within 1 year	**151,166**	10,796	**151,020**	10,721
Over 1 year but within 2 years	**1,739**	7,055	**508**	5,779
Over 2 years but within 3 years	**5,799**	1,895	**5,779**	1,858
Over 3 years	**8,904**	7,028	**8,886**	7,028
Due from related parties	**755,275**	404,226	**745,892**	396,238
Provision for impairment of receivables	**(14,665)**	(14,665)	**(14,665)**	(14,665)
Due from related parties, net	**740,610**	389,561	**731,227**	381,573

These balances are trade related, interest free, unsecured and generally repayable within six months.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

23. DUE FROM RELATED PARTIES, NET *(continued)*

As of December 31, 2008, due from related parties of RMB 152,943,000 (2007: RMB 12,109,000) were past due but not impaired. These relate to a number of customers for whom there is no recent history of default. The ageing analysis of these receivables are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**151,166**	10,796	**151,020**	10,721
Over 1 year but within 2 years	**1,739**	1,276	**508**	—
Over 2 years but within 3 years	**20**	37	**—**	—
Over 3 years	**18**	—	**—**	—
	152,943	12,109	**151,528**	10,721

As of December 31, 2008, due from related parties of RMB 14,665,000 (2007: RMB 14,665,000) were impaired. The amount of the provision was RMB 14,665,000 as of December 31, 2008 (2007: RMB 14,665,000) for the estimated losses resulting from the disagreement on services and payments. The ageing analysis of the receivable is as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**—**	—	**—**	—
Over 1 year but within 2 years	**—**	5,779	**—**	5,779
Over 2 years but within 3 years	**5,779**	1,858	**5,779**	1,858
Over 3 years	**8,886**	7,028	**8,886**	7,028
	14,665	14,665	**14,665**	14,665

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

24. DUE FROM SUBSIDIARIES, NET

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	–	—	**9,193**	7,111
Over 6 months but within 1 year	–	—	**645**	3,210
Over 1 year but within 2 years	–	—	**1,044**	5,751
Over 2 years but within 3 years	–	—	**5,716**	2,293
Over 3 years	–	—	**11,503**	14,428
Total	–	—	**28,101**	32,793
Provision for impairment of receivables	–	—	**(7,811)**	(7,811)
Due from subsidiaries, net	–	—	**20,290**	24,982

These balances are trade related, interest free, unsecured and generally repayable on demand.

25. DUE FROM ASSOCIATED COMPANIES

These balances are trade related, interest free, unsecured and generally repayable within one year.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

26. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advance payments	**105,515**	35,822	**101,282**	32,460
Interest receivable	**22,461**	34,046	**22,255**	34,046
Prepaid expenses	**12,900**	18,661	**12,900**	18,661
Other current assets	**14,766**	13,870	**6,066**	3,473
Total	**155,642**	102,399	**142,503**	88,640

27. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**2,186,500**	1,666,000	**2,080,000**	1,580,000
HKD denominated	**88,228**	177,949	**88,228**	177,949
	2,274,728	1,843,949	**2,168,228**	1,757,949

The annual interest rate on short-term bank deposits ranges from 1.98% to 4.14% (2007: 2.52% to 4.80%) and these deposits have a maturity period ranging from 6 to 12 months (2007: 6 to 24 months).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

28. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**512**	60	**293**	20
HKD denominated	**32**	34	**—**	—
Others	**39**	5	**—**	—
	583	99	**293**	20
Demand deposits				
RMB	**765,019**	1,094,216	**717,896**	1,051,485
USD denominated	**47,227**	78,280	**14,618**	45,797
HKD denominated	**22,469**	31,640	**5,178**	14,217
Others	**5,435**	4,917	**—**	—
	840,150	1,209,053	**737,692**	1,111,499
Total cash and cash equivalents	**840,733**	1,209,152	**737,985**	1,111,519

29. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts payable	**91,565**	180,255	**71,781**	163,835
Accrued departure technology support fees	**192,435**	100,443	**192,435**	100,442
Accrued technical support fees	**10,124**	17,245	**9,323**	15,902
Accrued network usage fees	**35,669**	45,113	**35,669**	45,113
Accrued bonuses and staff cost	**30,043**	49,189	**28,001**	46,060
Other taxes payable (i)	**7,769**	30,459	**7,131**	29,935
Other liabilities	**63,368**	47,508	**57,302**	41,212
Total	**430,973**	470,212	**401,642**	442,499

At December 31, 2008, approximately RMB 92,825,000 of the above balances were denominated in US dollars (2007: RMB 141,607,000).

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

29. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES *(continued)*

The ageing analysis of accounts payable and accrued liabilities are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**14,019**	133,228	**5,314**	124,746
Over 6 months but within 1 year	**18,900**	13,078	**14,029**	11,231
Over 1 year but within 2 years	**41,845**	7,884	**39,133**	4,630
Over 2 years but within 3 years	**6,677**	17,481	**3,181**	14,644
Over 3 years	**10,124**	8,584	**10,124**	8,584
Total accounts payable	**91,565**	180,255	**71,781**	163,835
Accrued liabilities and other liabilities	**339,408**	289,957	**329,861**	278,664
Total	**430,973**	470,212	**401,642**	442,499

(i) Other taxes payables

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Business tax payable	**5,595**	24,959	**4,738**	24,034
VAT payable	**(693)**	(977)	**(70)**	(73)
Other	**2,867**	6,477	**2,463**	5,974
Total	**7,769**	30,459	**7,131**	29,935

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

30. DUE TO RELATED PARTIES

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**15,000**	14,069	**14,453**	14,069
Over 6 months but within 1 year	**—**	—	**—**	—
Over 1 year but within 2 years	**3,711**	—	**3,711**	—
Over 2 years but within 3 years	**—**	5,424	**—**	4,934
Over 3 years	**25,837**	20,467	**16,464**	11,530
Total	**44,548**	39,960	**34,628**	30,533

These balances comprised mainly dividend payables and service fee payable.

31. PAID-IN CAPITAL

As of December 31, 2008, all issued shares are registered and fully paid, divided into 1,776,315,000 shares (2007: 1,776,315,000 shares) of RMB 1.00 each, comprised of 1,154,607,000 Domestic Shares and 621,708,000 H Shares (2007:1,154,607,000 Domestic Shares and 621,708,000 H Shares).

	2008	**2008**
	Number of shares	**Amount**
	'000	*RMB'000*
Authorized:		
Domestic Shares of RMB 1 each	1,154,607	1,154,607
H Shares of RMB 1 each	621,708	621,708
Total shares of RMB 1 each	1,776,315	1,776,315
Issued and fully paid:		
Domestic Shares of RMB 1 each	1,154,607	1,154,607
H Shares of RMB 1 each	621,708	621,708
Total shares of RMB 1 each	1,776,315	1,776,315

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

32. RESERVES

	Capital Surplus	Statutory Surplus Reserve Fund	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Group					
Balance as at January 1, 2007	1,194,956	477,582	394,725	(1,151)	2,066,112
Transfer to paid-in capital (i)	(888,157)	—	—	—	(888,157)
Transfer from retained earnings	—	36,847	83,699	—	120,546
Currency translation differences	—	—	—	(1,667)	(1,667)
Balance as at December 31, 2007	306,799	514,429	478,424	(2,818)	1,296,834
Transfer from retained earnings	—	53,732	118,357	—	172,089
Currency translation differences	—	—	—	(1,971)	(1,971)
Balance as at December 31, 2008	306,799	568,161	596,781	(4,789)	1,466,952

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

32. RESERVES *(continued)*

	Capital Surplus RMB'000	Statutory Surplus Reserve Fund RMB'000	Discretionary Surplus Reserve Fund RMB'000	Total RMB'000
The Company				
Balance as at January 1, 2007	1,194,956	472,960	394,307	2,062,223
Transfer to paid-in capital (i)	(888,157)	—	—	(888,157)
Transfer from retained earnings	—	41,469	84,117	125,586
Balance as at December 31, 2007	306,799	514,429	478,424	1,299,652
Transfer from retained earnings	—	53,732	118,357	172,089
Balance as at December 31, 2008	306,799	568,161	596,781	1,471,741

(i) At the annual general meeting and class meetings of the Company held on June 5, 2007, a resolution was passed for the bonus issue of 888,157,500 new ordinary shares at par value of RMB 1 per share to the equity holders of the Company on the basis of one bonus share for one existing share, by conversion of reserve amounting to RMB 888,157,500 into paid in capital. As a result, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. The new shares rank pari passu in all respect with the existing shares.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

33. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In the year ended December 31, 2008, according to the Company Law of PRC, related regulations, and the Articles of Association of the Company, the distributable net profit after taxation and minority interest is distributed in the following order:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) appropriation to the distribution of dividends for ordinary shares.

The Company is required to allocate at least 10% of its net profit to statutory surplus reserve fund until the cumulative amounts reach 50% of the paid in capital under the Company Law of PRC.

The appropriation to the discretionary surplus reserve fund for the year ended December 31, 2007 was approved in the annual general meeting held on May 20, 2008. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2008.

The proposed appropriation of RMB 103,967,000 to the discretionary surplus reserve fund for the year ended December 31, 2008 is subject to shareholders' approval at the forthcoming annual general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2009.

After the appropriations mentioned above, the retained earnings available for dividend distribution as at December 31, 2008 was approximately RMB 1,108,252,000 (2007: RMB 959,553,000).

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB 519,837,000 (2007: RMB 591,783,000) for the year ended December 31, 2008.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

34. CASH GENERATED FROM OPERATING ACTIVITIES

	2008 **RMB'000**	2007 RMB'000
Profit before taxation	**618,045**	718,591
Adjustments for:		
Depreciation and amortization	**312,947**	243,111
Loss on disposal of property, plant and equipment	**384**	6,039
Interest income	**(82,609)**	(69,512)
Provision for impairment of receivables	**6,291**	1,747
Share of results from associated companies	**(17,969)**	(12,991)
Foreign exchange loss	**4,904**	19,149
Decrease (increase) in current assets:		
Accounts receivable	**(25,461)**	(58,430)
Inventories	**(636)**	(4,743)
Prepayments and other current assets	**4,782**	(5,370)
Due from related parties/associated companies	**(351,297)**	(95,526)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**54,838**	33,728
Deferred revenue	**(2,112)**	2,726
Due to related parties	**4,265**	11,713
Cash generated from operations	**526,372**	790,232

35. FINANCIAL RISK MANAGEMENT

- **Financial risk factors**

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department, following the overall directions determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

35. FINANCIAL RISK MANAGEMENT *(continued)*

- **Financial risk factors** *(continued)*

(i) Foreign currency risk

The Group's functional currency is RMB. Majority of transactions are conducted in RMB except for certain commercial transactions with foreign airlines and purchases of machinery and equipment from overseas suppliers. The Group manages the foreign exchange risks by performing regular reviews of the Group's net foreign exchange exposure.

The Group's exposure to foreign exchange risk relates principally to its accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables denominated in foreign currencies. Analysis of these assets and liabilities by currency are disclosed in Notes 22, 28, 27, and 29 respectively.

As at December 31, 2008, if RMB had strengthened/weakened by 5% against US$ and HK$ with all other variables held constant, which were considered reasonably possible at each of the dates by management, the profit for the years ended 31 December 2008 would have been approximately RMB 7,282,000 lower/higher, mainly as a result of foreign exchange differences on translation of US$ and HK$ denominated accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables.

(ii) Interest rate risk

The Group's interest-bearing assets are mainly represented by cash and cash equivalents, bank deposits and treasury bonds. Interest income is approximately RMB 82,609,000 (2007: RMB 69,512,000). Apart from this, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates and maturities of the Group's short-term bank deposits and treasury bonds are disclosed in Notes 27 and Note 19.

The Group has no significant borrowing and non-current liabilities at December 31, 2008 and do not has significant exposure to changes in interest rates.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

35. FINANCIAL RISK MANAGEMENT *(continued)*

- **Financial risk factors** *(continued)*

(iii) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, accounts receivables, and due from related parties. The carrying amounts of these current assets represent the Group's maximum exposure to credit risk in relation to financial assets.

As a substantial portion of these revenues was generated from the shareholders of the Company, the amount due from related parties balances are trade related, and the counterparties mainly comprise the domestic airlines. Most of these domestic airlines are stated-owned enterprises with good repayment history. There was no material default of the balances in the past. Approximately 71% (2007: 62%) of the total amount due from related parties was due from the top 3 customers of the Group: China Southern Airlines Company Limited, China Eastern Airlines Corporation Limited, and Air China Limited.

The Group has policies to ensure that the bank balances are placed with the banks with good reputation and credit quality. The Group also performs evaluation of credit quality of the banks periodically. Approximately 64% (2007: 67%) of the total bank balances were concentrated with 4 stated-owned banks as at December 31, 2008.

(iv) Liquidity risk

The Group maintains cash and bank deposits to hedge its liquidity risks. At December 31, 2008, approximately 60% of the Group's total assets are in cash and cash equivalents, or short-term deposits (2007: 62%). Directors believe the Group has sufficient cash balances to meet its daily operations requirements and has no significant exposure to liquidity risk.

35. FINANCIAL RISK MANAGEMENT *(continued)*

- **Capital risk management**

  The Group's objective is to maintain an optimal capital structure and reduce the cost of capital.

  The Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

- **Fair value estimation**

  The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivables, prepayments, due from associated and related parties, treasury bonds, accounts payables, and due to related parties.

  The carrying amounts of the Group's financial instruments approximated their fair values as at December 31, 2008 because of the short-term maturities of these instruments.

36. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2008 and 2007. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

37. COMMITMENTS

(a) Capital commitments

At December 31, the Group had the following capital commitments:

	2008	2007
	RMB'000	*RMB'000*
Authorized and contracted for		
— Computer System	**15,854**	55,720
— Building	—	63,437
Authorized but not contracted for		
— Computer System and others	**456,294**	661,692
— Land use right and Building	**685,000**	628,962
Total	**1,157,148**	1,409,811

The above capital commitments primarily relate to the development of the new generation aviation passenger service system and the construction of new operating centre in Beijing.

At December 31, 2008, approximately RMB 14,431,000 of the above balance were denominated in US dollars (2007: approximately RMB 694,000).

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases:

	2008	2007
	RMB'000	*RMB'000*
Within one year	**39,940**	58,581
Later than one year but not later than five years	**10,877**	68,264
Total	**50,817**	126,845

(c) Equipment maintenance fee commitments

As at December 31, 2008, the Group had equipment maintenance fee commitments of approximately RMB 6,663,000 (2007: RMB 14,417,000).

38. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

(1) Related parties

The major related parties of the Company and the Group are as follows:

Name	Relationship with the Company
China TravelSky Holding Company ("CTHC")	Shareholder of the Company
China Southern Air Holding Company	Shareholder of the Company
China Southern Airlines Company Limited	Subsidiary of a shareholder of the Company
China Eastern Air Holding Company	Shareholder of the Company
China Eastern Airlines Corporation Limited	Subsidiary of a shareholder of the Company
China National Aviation Holding Company	Shareholder of the Company
Air China Limited	Subsidiary of a shareholder of the Company
Xiamen Airlines Company Limited	Shareholder of the Company
China Eastern Airlines Wuhan Company Limited	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
Shenzhen Airlines Company Limited	Shareholder of the Company
Shanghai Airlines Company Limited	Shareholder of the Company
Sichuan Airlines Holding Company	Shareholder of the Company
Sichuan Airlines Company Limited	Subsidiary of a shareholder of the Company
Yunnan Lucky Airlines Company Limited	Subsidiary of a shareholder of the Company
Shandong Airlines Company Limited	Shareholder of the Company
Asia Technology Development Company Limited ("Asia Technology")	Indirect wholly owned subsidiary of a shareholder of the Company
Accounting Center of China Aviation Company Limited ("ACCA")	Subsidiary of a shareholder of the Company

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

38. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions

The following is a summary of significant recurring transactions carried out with the Group's related parties:

(i) Revenue for aviation information technology and data network services, the pricing of which was based on either contractual arrangements or negotiated prices with these related parties with reference to the pricing standards prescribed by Civil Aviation Administration of China ("CAAC") where applicable.

Name	2008 *RMB'000*	2007 *RMB'000*
China Southern Airlines Company Limited (a)	**336,495**	347,507
China Eastern Airlines Corporation Limited	**253,306**	258,585
Air China Limited	**239,727**	241,469
Hainan Airlines Company Limited	**151,594**	146,464
Shenzhen Airlines Company Limited (b)	**122,233**	101,128
China Eastern Airlines Wuhan Company Limited	**11,366**	14,753
Sichuan Airlines Company Limited	**68,071**	68,420
Shandong Airlines Company Limited	**33,427**	33,668
Shanghai Airlines Company Limited	**107,714**	99,295
Yunnan Lucky Airlines Company Limited	**8,679**	—

a. Included the transaction amount of its subsidiary, Xiamen Airlines Company Limited.

b. Included the transaction amount of its subsidiary, Kunpeng Airlines Company Limited.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

38. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions *(continued)*

(ii) Lease of properties from CTHC

For the year ended December 31, 2008, operating lease rentals for lease of properties from CTHC amounted to RMB 38,608,608 (2007: RMB 38,608,608). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC.

(iii) Computer software development services provided by Asia Technology.

For the year ended December 31, 2008, computer software development services provided by Asia Technology amounted to RMB 18,800,000 (2007: RMB 18,800,000). Asia Technology is an indirect wholly owned subsidiary of CTHC. The pricing of computer software development service fee is based on contractual arrangement with Asia Technology.

(3) Balances with related parties

Balances due from the related parties mainly comprised:

	The Group		The Company	
	2008	2007	**2008**	2007
Name	**RMB'000**	*RMB'000*	**RMB'000**	*RMB'000*
China Southern Airlines Company Limited (a)	**281,960**	129,108	**279,400**	126,854
China Eastern Airlines Corporation Limited	**125,871**	66,214	**123,284**	63,394
Air China Limited	**127,592**	52,680	**127,330**	52,667
Hainan Airlines Company Limited	**83,708**	45,009	**83,707**	44,973
Shenzhen Airlines Company Limited (b)	**42,019**	25,482	**38,541**	23,314
China Eastern Airlines Wuhan Company Limited	**3,274**	1,629	**3,274**	1,290
Sichuan Airlines Company Limited	**34,725**	45,487	**34,495**	45,587

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

38. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balances with related parties

a. Included the transaction balance of its subsidiary, Xiamen Airlines Company Limited.

b. Included the transaction balance of its subsidiary, Kunpeng Airlines Company Limited.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

(4) Amounts due from other major state-owned enterprises

The balances with other major state-owned banks are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	**RMB'000**	*RMB'000*
Bank balances	**2,001,089**	2,058,932	**1,794,435**	1,880,290

The Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

39. ULTIMATE HOLDING COMPANY

The Directors regard CTHC established in the PRC as being the ultimate holding company.

40. EVENTS AFTER THE BALANCE SHEET DATE

(a) Significant acquisition completed after the year end

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company would acquire from CTHC 100% equity interest in ACCA and the property located in Dongxing Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") at an aggregate consideration of RMB1 billion. Such acquisition proceeded to completion on March 3, 2009 and the consideration was satisfied by the issue and allotment to CTHC 174,491,393 new domestic shares of the Company at a price of HK$6.39 (approximately RMB5.73) per such consideration share upon completion. The related financial impact of the acquisition will be reflected in the financial statements for the year ending December 31, 2009. Management of ACCA is in the process to compile the financial statements prepared in accordance with IFRS.

At present, the total number of issued shares of the Company is 1,950,806,393 shares, comprising 1,329,098,393 domestic shares and 621,708,000 H shares.

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA will be accounted for as a common control business combination (Note 3(a) (i)).

40. EVENTS AFTER THE BALANCE SHEET DATE *(continued)*

(b) Share repurchase plan

At the extraordinary general meeting and class meetings of the Company held on March 3, 2009, a general mandate to repurchase shares of the Company was approved to be granted to the Directors.

Under the above share repurchase mandate, the Board was authorized to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("H Shares") on The Stock Exchange of Hong Kong Limited.

The aggregate nominal value of H Shares authorized to be repurchased pursuant to the above mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of the resolutions at the above extraordinary general meeting.

The exercise of the authority was subject to the approvals of PRC related regulations and laws.

The above share repurchase mandate will expire at the forthcoming annual general meeting of the Company.

41. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current year presentation.

42. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 27, 2009.

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT CONSOLIDATED BALANCE SHEET

(All amounts are expressed in thousands of Renminbi)

	As at 31 December				
	2004	2005	2006	2007	2008
ASSETS					
Non-current assets					
Property, plant and equipment, net	475,118	728,325	661,149	1,033,148	**875,874**
Intangible assets, net	15,177	13,232	9,969	11,824	**11,952**
Investments in associated companies	42,424	53,854	68,343	85,996	**103,665**
Held-to-maturity financial assets	100,000	100,000	100,000	—	**—**
Other long-term assets	16,142	20,906	17,000	8,881	**8,962**
Deferred income tax assets	—	—	—	9,229	**6,769**
	648,861	916,317	856,461	1,149,078	**1,007,222**
Current assets					
Inventories	4,098	3,390	4,498	9,241	**9,877**
Accounts receivable, net	38,170	61,516	84,882	141,565	**160,735**
Due from associated companies	—	1,227	273	6,308	**6,556**
Due from related parties, net	112,811	272,991	300,070	389,561	**740,610**
Income tax receivable	—	—	—	—	**45,104**
Prepayments and other current assets	82,979	48,072	62,064	102,399	**155,642**
Short-term investments	1,749	—	—	—	**—**
Held-to-maturity financial assets	—	—	—	100,000	**—**
Short-term bank deposits	625,378	1,947,277	1,884,604	1,843,949	**2,274,728**
Cash and cash equivalents	2,236,843	856,811	1,233,166	1,209,152	**840,733**
	3,102,028	3,191,284	3,569,557	3,802,175	**4,233,985**
Total assets	3,750,889	4,107,601	4,426,018	4,951,253	**5,241,207**
EQUITY					
Capital and reserves attributable to equity holders					
Paid in capital	888,158	888,158	888,158	1,776,315	**1,776,315**
Reserves	1,719,540	1,911,454	2,066,112	1,296,834	**1,466,952**
Retained earnings					
— Proposed cash dividend	177,632	204,276	195,395	230,921	**362,850**
— Others	451,297	584,304	749,137	1,028,659	**1,053,829**
	3,236,627	3,588,192	3,898,802	4,332,729	**4,659,946**
Minority interest	49,456	61,296	72,523	85,997	**98,810**
Total equity	3,286,083	3,649,488	3,971,325	4,418,726	**4,758,756**
LIABILITIES					
Non-current liabilities					
Deferred income tax liabilities	—	—	—	129	**180**
Current liabilities					
Accounts payable and accrued liabilities	421,821	345,000	359,200	470,212	**430,973**
Due to related parties	27,048	93,981	85,442	39,960	**44,548**
Income tax payable	12,794	17,159	7,605	17,054	**3,690**
Deferred revenue	3,143	1,973	2,446	5,172	**3,060**
	464,806	458,113	454,693	532,398	**482,271**
Total liabilities	464,806	458,113	454,693	532,527	**482,451**
Total equity and liabilities	3,750,889	4,107,601	4,426,018	4,951,253	**5,241,207**
Net current assets	2,637,222	2,733,171	3,114,864	3,269,777	**3,751,714**
Total assets less current liabilities	3,286,083	3,649,488	3,971,325	4,418,855	**4,758,936**

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi, except per share data)

	For the year ended December 31				
	2004	2005	2006	2007	**2008**
Revenues					
Aviation information technology services	1,025,725	1,238,003	1,395,172	1,601,160	**1,609,115**
Data network and others	257,125	258,781	316,533	400,743	**396,053**
Total revenues	1,282,850	1,496,784	1,711,705	2,001,903	**2,005,168**
Operating expenses					
Business taxes and other surcharges	(42,277)	(49,764)	(56,358)	(65,795)	**(66,957)**
Depreciation and amortisation	(166,741)	(182,015)	(229,178)	(243,111)	**(312,947)**
Network usage	(70,671)	(59,982)	(76,529)	(83,562)	**(94,410)**
Personnel	(154,068)	(199,497)	(239,743)	(271,689)	**(316,821)**
Operating lease rentals	(49,406)	(61,878)	(63,658)	(68,607)	**(71,890)**
Technical support and maintenance fees	(40,456)	(68,138)	(99,801)	(154,459)	**(178,323)**
Commission and promotion expenses	(155,702)	(148,004)	(194,095)	(248,075)	**(239,570)**
Other operating expenses	(152,423)	(182,502)	(188,534)	(209,701)	**(201,879)**
Total operating expenses	(831,744)	(951,780)	(1,147,896)	(1,344,999)	**(1,482,797)**
Operating profit	451,106	545,004	563,809	656,904	**522,371**
Financial income, net	37,558	38,441	52,406	48,696	**77,705**
Share of results of associated companies	10,934	11,312	11,727	12,991	**17,969**
Profit before taxation	499,598	594,757	627,942	718,591	**618,045**
Income tax	(40,188)	(51,063)	(98,421)	(69,941)	**(41,280)**
Profit after taxation	459,410	543,694	529,521	648,650	**576,765**
Attributable to:					
Equity holders of the Company	449,181	529,647	515,587	630,989	**560,109**
Minority interest	10,229	14,047	13,934	17,661	**16,656**
	459,410	543,694	529,521	648,650	**576,765**
Earnings per share for profit attributable to the equity holders of the Company					
Basic and diluted *(RMB)*	0.25	0.30	0.29	0.36	**0.32**
Cash dividend	177,632	204,276	195,395	230,921	**362,850**

CORPORATE INFORMATION

BOARD OF DIRECTORS

Xu Qiang	Chairman, Executive Director (appointed on May 20, 2008)
Cui Zhixiong	Executive Director (appointed on October 17, 2008)
Xiao Yinhong	Executive Director, General Manager (appointed on October 17, 2008)
Wang Quanhua	Non-executive Director (appointed on January 9, 2007)
Luo Chaogeng	Non-executive Director (appointed on June 5, 2007)
Cao Guangfu	Non-executive Director (appointed on March 3, 2009)
Yick Wing Fat, Simon	Independent Non-executive Director (appointed on January 9, 2007)
Yuan Yaohui	Independent Non-executive Director (appointed on January 9, 2007)
Chua Keng Kim	Independent Non-executive Director (appointed on June 5, 2007)

DIRECTORS RESIGNED FOR LESS THAN 12 MONTHS:

Zhu Yong	Non-executive Director (appointed as an executive Director on January 9, 2007, re-designated as a non-executive Director on March 28, 2008, resigned on May 20, 2008)
Ding Weiping	Executive Director (appointed on January 9, 2007, resigned on October 17, 2008)
Song Jinxiang	Executive Director (appointed on January 9, 2007, resigned on October 17, 2008)
Zhu Xiaoxing	Executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Sun Yongtao	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Rong Gang	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Gong Guokui	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Liu Dejun	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Xia Yi	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Song Jian	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)

AUDIT COMMITTEE

Yick Wing Fat, Simon	Chief Member (Chairman) (appointed on January 9, 2007)
Yuan Yaohui	Member (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)

STRATEGIC COMMITTEE

Luo Chaogeng	Chief Member (Chairman) (appointed on June 5, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Zhu Yong	Member (appointed on January 9, 2007, resigned on May 20, 2008)
Ding Weiping	Member (appointed on January 9, 2007, resigned on October 17, 2008)
Gong Guokui	Member (appointed on January 9, 2007, resigned on March 3, 2009)
Rong Gang	Member (appointed on January 9, 2007, resigned on March 3, 2009)

REMUNERATION AND EVALUATION COMMITTEE

Yuan Yaohui	Chief Member (Chairman) (appointed on January 9, 2007)
Yick Wing Fat, Simon	Member (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Sun Yongtao	Member (appointed on January 9, 2007, resigned on March 3, 2009)

SUPERVISORY COMMITTEE

Li Xiaojun	Chairperson of Supervisory Committee, Staff Representative Supervisor (appointed on January 9, 2007 and March 3, 2009 respectively)
Du Hongying	Vice Chairperson of Supervisor Committee, Supervisor (appointed on January 9, 2007)
Yu Yanbing	Supervisor (appointed on January 9, 2007)
Gao Jingping	Staff Representative Supervisor (appointed on January 9, 2007)
Rao Geping	Independent Supervisor (appointed on January 9, 2007)
Jing Gongbin	Supervisor (appointed on January 9, 2007, resigned on March 3, 2009)
Zhang Yakun	Supervisor (appointed on January 9, 2007, resigned on March 3, 2009)
Wang Xiaomin	Staff Representative Supervisor (appointed on January 9, 2007, resigned on March 3, 2009)
Zhang Xin	Staff Representative Supervisor (appointed on January 9, 2007, resigned on March 3 2009)

COMPANY SECRETARY

Ding Weiping	(appointed on January 13, 2001)

CORPORATE INFORMATION

COMPANY'S WEBSITES

Website of consolidated information of the Company:
www.travelsky.net

Website established in accordance with Rule 2.07C(6)(a) of the Listing Rules:
http://travelsky.wsfg.hk

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS

as to Hong Kong law:
Chiu & Partners
41/F, Jardine House
1 Connaught Place
Central, Hong Kong

as to the PRC law:
Jingtian & Gongcheng
15/F, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100190, PRC
Telephone: (8610) 8409 9655
Fascimile: (8610) 8409 9689

PLACE OF BUSINESS IN HONG KONG

Area L, 49/F A & 50/F
Office Tower
Covention Plaza
1 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 0696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this annual report through the website of the Company at http://travelsky.wsfg.hk.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

DIRECTORS

Xu Qiang, the Chairman and an executive Director of the Company. Mr. Xu, born in 1962, graduated from First Research Institute of Ministry of Aviation and Aerospace Industry and got Doctor of Philosophy Degree. From November 1990 to May 1999, Mr. Xu served at the Ministry of Aero-Space Industry, China Aerospace Industry Corporation as engineer, vice-director and director of research office as well as vice director and director of 13th Institute in succession. From May 1995 to May 2007, Mr. Xu served at China Aerospace Science and Technology (CASA), held the position of assistant to president and vice president of First Research Institute, president of 10th Research Institute and general engineer of CASA. Mr Xu Qiang served as general manager and deputy party secretary of China TravelSky Holding Company since May 2007. Mr. Xu served as an executive Director and Chairman of the third Board of the Company since May 2008. From August 2008, Mr. Xu served as the deputy secretary of the Communist Party Committee of the Company. Mr. Xu is holding positions as the chairman of TravelSky Technology (Hong Kong) Limited and the chairman of Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司), the subsidiaries of the Company.

Cui Zhixiong, an executive Director of the Company. Mr. Cui, born in 1960, a postgraduate graduated from the Party School of the Central Committee of the CPC (中央黨校) as a major of Global Economics. From December 1976 to September 1989, he served as an army officer. From September 1989 to February 1993, he worked in the Government Offices Administration of the State Council (國務院機關事務管理局) and had held positions as an deputy supervisor, deputy secretary and secretary of the State Organs of the CPC. From February 1993 to April 2004, worked in the Communist Youth League Work Committee of the State Organs of the CPC (共青團中央國家機關工作委員會) and had served as deputy secretary and secretary. In June 2000, he served as the Chairman of the State Organs Youth Federation of the CPC (中央國家機關青年聯合會). Meanwhile, from November 2001 to October 2003, he served as Deputy Secretary-General of Gansu Provincial Committee and Deputy Secretary of Municipal Committee of Jiayuguan, Gansu Province. Since April 2004, he has served as the party secretary of China TravelSky Holding Company and deputy general manager of China TravelSky Holding Company from April 2004 to June 2008. Since August 2008, he has been the Deputy Party Secretary of the Company. Since October 2008, Mr. Cui served as an executive Director of the third Board of the Company.

Xiao Yinhong, an executive Director and the general manager of the Company. Mr. Xiao, born in 1962, was awarded a Master Degree of Beihang University and was a senior engineer with over 20 years of management experience in the aviation industry of the PRC. From July 1984 to October 2000, Mr Xiao had consecutively held positions such as the deputy director of Application Office (應用室), director, assistant to general manager and deputy general manager of Information Office (信息室) of Civil Aviation Computer Information Center (中國民航計算機信息中心). Mr. Xiao served as an executive Director of the first Board of the Company from October 2000 to December 2003. From October 2000 to August 2008, Mr. Xiao had served as a deputy general manager of the Company and has served as the general manager of the Company since August 2008. Since October 2008, Mr. Xiao served as the executive Director of the third Board of the Company. Mr. Xiao is also the Chairman of InfoSky Technology Co., Ltd., the chairman of Guangzhou TravelSky Information Technology Limited (廣州民航信息技術有限公司), the chairman of Civil Aviation Cares of Qingdao Ltd., the director of Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司) and the director of TravelSky Technology (Hong Kong) Limited, all of which are subsidiaries of the Company.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Wang Quanhua, a non-executive Director of the Company. Mr. Wang, born in 1954, is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Company Limited in June 1991. Since June 1998, he had served as the General Manager of the Strategic Planning and Development Department, and then as the Assistant to the President and the Vice President of China Southern Air Holding Company, a promoter of the Company. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company since March 2003. Since December 2003, Mr. Wang has served as a non-executive Director and a Vice Chairman of the second Board. In March 2004, Mr. Wang was appointed by the Board as a member of the Strategic Committee of the second Board and the Remuneration and Evaluation Committee. Since January 2007, Mr. Wang has been re-appointed as a non-executive Director of the Company's third Board and a member of the Strategic Committee and the Remuneration and Evaluation Committee. From January 2007 to March 2009, Mr. Wang served as the Vice Chairman of the third Board of the Company. As at December 31, 2008, China Southern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr. Wang Quanhua was an employee of China Southern Air Holding Company.

Luo Chaogeng, a non-executive Director of the Company. Mr. Luo, born in 1950, joined the civil aviation industry in 1970. Mr. Luo has obtained first class competency in flight mechanics. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From September 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, he was the general manager of Yunnan Airlines and a director and the deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunan Airlines. From September 2004 to October 2006, Mr. Luo was the General Manager and the deputy party secretary of China Eastern Airlines Corporation Limited, a company listed on the Main Board of the Stock Exchange and a subsidiary of China Eastern Air Holding Company which is a promoter and a substantial shareholder of the Company. From September 2002 to the present, Mr. Luo has been the Vice President and a party constitution member of China Eastern Air Holding Company. From June 2007 to March 2009, Mr. Luo served as a Vice Chairman of the Company's third Board and the Chief Member (Chairman) of the Strategic Committee. Since June 2007, Mr. Luo served as a non-executive Director of the third Board of the Company and the Chief Member of the Strategic Committee. As at December 31, 2008, China Eastern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr. Luo Chaogeng was an employee of China Eastern Air Holding Company.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Cao Guangfu, a non-executive Director of the Company. Mr. Cao, born in 1954, senior economist, graduated from 西安外國語學院 (Xi'an International Studies University) in specialized studies in French and graduated as a postgraduate from 中央黨校研究生院 (Postgraduate Institute of Central Party) in specialized studies in economic management. He has more than 30 years' extensive management experience in civil aviation industry. Mr. Cao worked in 民航北京管理局運輸服務處 (the Transportation Business Division of Beijing Administrative Bureau of Civil Aviation Administration of China) from December 1973 to December 1988, and served as the Deputy Director and the Director in 民航華北管理局企業管理處 (the Corporate Management Office of CAAC North China Regional Administrative Bureau) from December 1988 to September 1996. He served as the Deputy Chief of 民航天津市管理局 (CAAC Tianjin Administrative Bureau) from September 1996 to October 1999 and the General Manager of 民航快遞有限責任公司 (China Air Express Co., Ltd.) from October 1999 to August 2003. From August 2003 to October 2008, Mr. Cao worked in China National Aviation Holding Company (中國航空集團公司) (one of the promoters and a substantial shareholder (as defined in the Listing Rules) of the Company) as the Assistant to the General Manager and the General Manager of Corporate Supervision Division. He has been the Assistant to the General Manager and the Director of the General Office of CNAC since October 2008. Since March 2009, Mr. Cao served as a non-executive Director of the third Board of the Company. As at December 31, 2008, China National Aviation Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr. Cao Guangfu was an employee of China National Aviation Holding Company.

Yick Wing Fat, Simon, an independent non-executive Director of the Company. Mr. Yick, born in 1958, graduated from faculty of Business Administration from Chinese University of Hong Kong. He is currently the managing director of Sinovest Capital Limited, principally engaged in direct investment and merger and acquisition of enterprises in Hong Kong and China. He has served the positions of senior management of various Hong Kong-based, Taiwan-based and US-based investment banks in Hong Kong and has over 25 years of experience in audit, merger and acquisition, investment banking and direct investment. He is a Fellow Member of Hong Kong Institute of Certified Public Accountants and Chartered Association of Certified Accountants in England. He is currently an independent non-executive director and the Chairman of the audit committee of Shanghai International Shanghai Growth Investment Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited) and Shenzhen Neptunus Interlong Bio-Technique Company Limited (a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited). Mr. Yick is also an independent non-executive director and chairman Audit Committee of China- Biotics, Inc, (a company listed on the Nasdaq Global Market in the USA). Mr. Yick is also an independent non-executive Director and chairman of the audit committee of Beijing Centergate Technologies (Holding) Co., Ltd. (a company listed in the Shenzhen Stock Exchange in China). Since January 13, 2009, Mr. Yick served as an independent non-executive Director and chairman of the audit committee of China Singyes Solar Technologies Holdings Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited). Since August 2005, Mr. Yick has been appointed as an independent non-executive Director of the second Board and was appointed by the Board as a member of the Audit Committee and the Remuneration and Evaluation Committee of the second Board. Since January 2007, Mr. Yick has been re-appointed as an independent non-executive Director of the Company's third Board and served as the Chief Member (Chairman) of the Audit Committee and a member of the Remuneration and Evaluation Committee.

Yuan Yaohui, an independent non-executive Director of the Company. Mr. Yuan, born in 1945, graduated from Beijing Institute of Technology. Mr. Yuan is researcher, a senior engineer and a representative of the 15th National People's Congress. In 1995, he was awarded a title of "Model National Labour" by the State Council. From 1984 to 1997, he served as the Deputy General Manager of Changhe Aircraft Industries Co., Ltd. of Ministry of Aviation Industry, the General Manager of Changhe Aircraft Industries Co. Ltd and the Head of Jiangxi Provincial Economic & Trade Commission. From 1997 to 1998, Mr. Yuan was the Deputy Head of Department of Reform, Regulation and Management of General Administration of Civil Aviation of China, and the Deputy Head of Department of Planning and Technological Reform of General Administration of Civil Aviation of China. From 1998 to 2000, he was the Party Secretary and the Vice President of Air China Company. From 2001 to April 2006, Mr. Yuan was the Head of the Policy and Regulation Department of General Administration of Civil Aviation of China. Since May 2006, he has served as an independent director of Shenzhen Airport Company Limited, a company listed on Shenzhen Stock Exchange and a 5.59% shareholder of Cares Shenzhen Co. Ltd., a subsidiary of the Company. Since December 2006, Mr. Yuan has served as an independent non-executive director of China Communications Construction Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Since January 2007, Mr. Yuan has served as an independent non-executive Director of the Company's third Board and a member of the Audit Committee and the Chief Member (Chairman) of the Remuneration and Evaluation Committee.

Chua Keng Kim, an independent non-executive Director of the Company. Mr. Chua, born in 1956, graduated from the University of Singapore with a Bachelor Degree in Accountancy with Honours in 1980. Mr. Chua has been a real estate fund manager and consultant for the last 20 years and has global experience in the US, Europe and Asia. He is presently Managing Director of Real Estate Capital Asia Partners, a real estate private equity fund. From 1995 to 2004, Mr. Chua was a member of the board of directors, the Managing Director and the Head of Investments of Rodamco Asia N.V. which was then listed on Euronext, the cross-border exchange linking the Amsterdam, Paris and Frankfurt Stock Exchanges until his retirement from such positions in 2004. From 1988 to 1995, Mr. Chua was with the real estate arm of the Government of Singapore Investment Corporation, including serving as its first head of the Hong Kong office. From 1981 to 1988, Mr. Chua was with Esso Singapore including an appointment as Operations Accounting Supervisor for Esso China Ltd. in Guangzhou, China from 1984 to 1985. Since June 2007, Mr. Chua has served as an independent non-executive Director of the Company's third Board and a member of the Audit Committee and the Remuneration and Evaluation Committee.

SUPERVISORS

Li Xiaojun, the Chairperson and a Staff Representative Supervisor of the Supervisory Committee of the Company. Ms. Li, born in 1956, is a senior economist. She graduated from People's University of China and has over 20 years of management experience in China's civil aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of General Administration of Civil Aviation of China. From May 1988 to December 1997, she held the positions of the Deputy Head and then the Head of the Planning Department of Air China Limited. Ms. Li was the Head of Enterprise & Institute Personnel Division of Personnel and Education Department of General Administration of Civil Aviation of China from December 1997 to August 2000. From October 2000 to August 2004, she had been a Director, the Deputy General Manager and Deputy Party Secretary of the Company. She has also been the Deputy Party Secretary and Secretary of the Disciplinary Committee of China TravelSky Holding Company, a promoter of the Company, since September 2002. Since August 2008, she has served as the Deputy Party Secretary of the Company and Secretary of the Disciplinary Committee. She was an executive Director of the first Board. Since December 2003, Ms. Li has served as a Supervisor and the Chairperson of the second Supervisory Committee, and was re-appointed as a Supervisor and the Chairperson of the third Supervisory Committee in January 2007.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Du Hongying, the Vice Chairperson of the Supervisory Committee of the Company. Ms. Du, born in 1959, is a senior accountant. She graduated from Xiamen University with a postgraduate qualification and has nearly 20 years of accounting and finance experience in China's civil aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Company Limited, a promoter of the Company and from 1999 to April 2007, she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines Company Limited. Since April 2007, Ms. Du has served as General Manager of the Training Centre of Xiamen Airlines Company Limited. She was a Supervisor and Chairperson of the first Supervisory Committee. Since December 2003, Ms. Du has served as a Supervisor of the second Supervisory Committee. Since April 2004, Ms. Du has served as the Vice Chairperson of the second Supervisory Committee, and has been re-appointed as a Supervisor and the Vice Chairperson of the third Supervisory Committee since January 2007.

Yu Yanbing, a Supervisor of the Company, Mr. Yu, born in 1978, graduated from Civil Aviation College of China (currently known as "Civil Aviation University of China"), majoring in computer science. Mr. Yu joined the Computer Centre of Hainan Airlines Company Limited, a promoter of the Company, after graduation. Since May 2000, he has worked in HNA Systems Company Limited. From July 2004 to September 2007, he was the deputy general manager of HNA Systems Company Limited. Since September 2007, Mr. Yu has served as the General Manager of the IT Strategy & Management of HNA Group Company Limited as well as the Chairman and CEO of HNA Systems Company Limited. Starting from October 2007, Mr. Yu has also served as the Chairman of Hainan Baicheng Systems Company Limited. Since January 2008, Mr. Yu has worked as the assistant to Chief Executive Officer of HNA Group Company Limited. Since January 2007, Mr. Yu has served as a Supervisor of the third Supervisory Committee.

Gao Jingping, a Staff Representative Supervisor of the Company. Ms. Gao, born in 1955, graduated from Peking University. Ms. Gao has nearly 30 years of management experience in China's civil aviation industry. From August 1980 to January 1989, she served as the management of the Computer Office (Computer Station) in General Administration of Civil Aviation of China. From January 1989 to October 2000, she was the engineer and Deputy Chairman of the Labour Union of China Civil Aviation Computer Information Centre. From October 2000 to December 2004, Ms. Gao was the Deputy Chairman of the Labour Union of the Company. Ms. Gao has been the Chairman of Labour Union of the Company since December 2004 and a Staff Representative Supervisor of the third Supervisory Committee of since January 2007.

Rao Geping, an independent Supervisor of the Company. Mr. Rao, born in 1948, is a professor and doctorate tutor of the law school of Peking University, the head of the Institute of International Law of Peking University, the Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong Special Administrative Region of the Standing Committee of the National People's Congress of the PRC. He is also a part-time professor in a number of universities in China including Wuhan University, China Foreign Affairs University and East China University of Politics and Law. Mr. Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. Mr. Rao also served as an independent director of Super Shine Co., Ltd., which is listed on the Shenzhen Stock Exchange. Since December 2003, Mr. Rao has served as an independent Supervisor of the second Supervisory Committee, and was re-appointed an independent Supervisor of the third Supervisory Committee in January 2007.

SENIOR MANAGEMENT

Rong Gang, born in 1962, is a senior engineer. He holds a master degree in business administration from Guanghua School of Management, Peking University. He has over 20 years of management experience in China's civil aviation industry. From August 1983 to May 1996, Mr. Rong worked in Civil Aviation Computer Information Centre. From May 1996 to May 1999, he worked in General Administration of Civil Aviation of China. From May 1999 to September 2002, Mr. Rong served as the Vice President of Civil Aviation Computer Information Centre (currently known as China TravelSky Holding Company). He has been the Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, from September 2002 to June 2008. From October 2000 to March 2009, Mr. Rong acted as a non-executive Director of the Company. He also served as a member of the Company's Strategic Committee from March 2004 to March 2009. Mr. Rong has been a Deputy General Manager of the Company since December 2008.

Wang Wei, born in 1960, is a senior engineer. He holds a master degree in business administration from the China Europe International Business School. From July 1993 to April 2002, he served as the Deputy General Manager of the Beijing branch company of China Aviation Supplies Import and Export Corporation. He was the assistant to the General Manager of China Aviation Supplies Import and Export Corporation from April 2002 to September 2002. From September 2002 to March 2008, Mr. Wang served as the Deputy General Manager of China Aviation Supplies Import and Export Group Corporation. From March 2008 to June 2008, he served as the Deputy General Manager of China TravelSky Holding Company, a promoter of the Company. Mr. Wang has been a Deputy General Manager of the Company since December 2008.

Sun Yongtao, born in 1957, holds a master degree in economics and is a senior accountant. From May 1988 to July 1990, Mr. Sun served as manager of Finance Department of Shenzhen Huamei Steel and Iron Company Limited. From July 1990 to July 1993, he was the Chief Accountant of Shenzhen Century Plaza Hotel Company Limited, a company listed on the Shenzhen Stock Exchange. From July 1993 to January 1996, he was a director and General Manager of Finance Department of Shum Yip Holdings Company Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, now known as Shenzhen Holding Company Limited). From January 1996 to March 2001, he served as the Financial Controller, the Deputy General Manager (General Affairs) and a director of Hengli Weaving (Holdings) Limited. From March 2001 to February 2002, Mr. Sun served as the Deputy General Manager and the Financial Controller of Guiming Investment Limited. He was the Deputy General Manager and the Financial Controller of Daya Bay Nuclear Power Finance Corporation, Ltd. from February 2002 to November 2004. Mr. Sun has been the Chief Accountant of China TravelSky Holding Company, a promoter of the Company, from November 2004 to June 2008. From March 2008 to May 2008, Mr. Sun served as the acting chairman of the Company. From January 2007 to March 2009, Mr. Sun served as a non-executive Director of the Company and a member of the Remuneration and Evaluation Committee. Mr. Sun has been a Deputy General Manager of the Company since December 2008.

Zhu Xiaoxing, born in 1964, graduated from Jilin University majoring in computer software and graduated from Tsinghua University with a master's degree in business administration. Mr. Zhu has nearly 20 years of experience in management and technological support in China's civil aviation industry. Mr. Zhu held the positions including the Head of the Operation Department and the Customer Service Department of Civil Aviation Computer Information Centre from August 1987 to October 2000. Since the establishment of the Company in October 2000, Mr. Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department of the Company. From August 2004 to August 2008, Mr. Zhu has served as the General Manager of the Company. From October 2004 to March 2009, he has served as an executive Director of the Company. Mr. Zhu has been a Deputy General Manager of the Company since August 2008.

Huang Yuanchang, born in 1962, graduated from Nanjing Institute of Technology, and holds a master degree of administration from Beijing University of Aeronautics and Astronautics. Mr. Huang is currently a senior engineer and has more than twenty years of management and technical support experience in China's aviation industry. From January 1989 to October 2000, Mr. Huang served as the Deputy Head and the Head of Operation Room of Civil Aviation Computer Information Centre, as well as the Head, assistant to the General Manager and Deputy General Manager of the Production Management Department. Mr. Huang served as the executive director of the first Board of the Company from October 2000 to December 2003. Mr. Huang served as the Deputy General Manager of the Company from October 2000 to November 2006. From August 2007 to August 2008, Mr. Huang was the General Manager of the Marketing and Research & Development Department of China TravelSky Holding Company. Mr. Huang also serves as the chairman of Cares Hubei Co., Ltd. and Civil Aviation Cares Technology of Xi'an Ltd., the director of Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司), all of which are subsidiaries of the Company, as well as he chairman of Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China Ltd. and Shanghai Dongmei Aviation Tourism Online Co., Ltd, all of which are associated companies of the Company. Mr. Huang has been a Deputy General Manager of the Company since August 2008.

COMPANY SECRETARY

Ding Weiping, Company Secretary of the Company (Secretary to the Board). Mr. Ding, born in 1951, graduated from Beijing Industry Technology University and has over 20 years of management experience in China's civil aviation industry. From December 1979 to May 1984, Mr. Ding worked in General Administration of Civil Aviation of China. From May 1984 to August 2000, he worked in Civil Aviation Computer Information Centre, currently known as China TravelSky Holding Company, a promoter of the Company as the head of the Planning Department and the Vice Chief Engineer. From October 2000 to August 2004, Mr. Ding had served as the Deputy Chief Engineer of the Company and General Manager of the Department of Planning and Development of the Company. From October 2000 to October 2008, Mr. Ding had served as an executive Director of the first Board, the second Board and the third Board. From December 2003 to October 2008, Mr. Ding was appointed by the Board as a member of the Strategic Committee. Since the Company was established, Mr. Ding was appointed by the Board as the Company Secretary (Secretary to the Board). Mr. Ding also holds positions in subsidiaries of the Company, including the Vice Chairman of Aviation Cares of Yunnan Information Co. Ltd, a director of InfoSky Technology Co. Ltd. and positions in associated companies of the Company, including the Chairman of Dalian TravelSky Airport Technology Limited and the Vice Chairman of each of Yunnan TravelSky Airport Technology Limited, Heilongjiang TravelSky Airport Technology Limited and Hebei TravelSky Airport Technology Limited.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)
(股份編號：0696)



二零零八年年報

目錄

Designed and produced by: **Wonderful Sky Financial Group Limited** Tel.: 2851 1038

公司簡介

中國民航信息網絡股份有限公司(「本公司」，或連同其附屬公司合稱「本集團」)是中國航空旅遊業信息技術解決方案的主導供應商。本集團一直致力於開發先進的產品及服務，滿足所有行業參與者(從商營航空公司、機場、航空旅遊產品和服務供應商到旅遊分銷代理人、機構客戶、旅客及貨運商)進行電子交易及管理與行程相關信息的需求。本公司的核心業務包括航空信息技術服務、分銷信息技術服務等。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，於本報告日，於下列附屬公司中持有控制性權益：中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司、中國民航信息網絡股份(日本)有限公司、上海民航信息科技有限公司、廣州民航信息技術有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞科技有限公司、新疆民航凱亞信息網絡有限責任公司及天信達信息技術有限公司。本公司亦於下列聯營公司中持有權益：上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司、成都民航西南凱亞有限責任公司、黑龍江航信空港網絡有限公司、雲南航信空港網絡有限公司、上海東美在線旅行社有限公司、大連航信空港網絡有限責任公司、河北航信空港網絡有限公司及廣州空港航翼信息科技有限公司。

本集團於二零零八年十二月三十一日有員工2,940名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。於本報告日期，本公司最大股東為中國民航信息集團公司，持有本公司約29.29%股份；本公司約38.84%股份由14家中國商營航空公司持有，其中包括三家最大的中國商營航空公司的控股公司中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司；本公司其餘31.87%股份則由H股股東持有。

本公司已建立第一級美國預託證券憑證計劃，該計劃中之美國預託證券自二零零二年十二月二十七日起在美國場外證券市場(OTC)進行買賣。

總資產
(人民幣千元)


3,750,889
4,107,601
4,426,018
4,951,253
5,241,207
04
05
06
07
08

每股盈利(基本及攤薄)
(人民幣元)


0.25
0.30
0.29
0.36
0.32
04
05
06
07
08

本公司權益持有人
應佔盈利
(人民幣千元)


449,181
529,647
515,587
630,989
560,109
04
05
06
07
08

財務摘要

折舊、攤銷、息稅前盈餘
(人民幣千元)



628,800
723,800
789,500
892,200
848,400
04
05
06
07
08

稅前利潤
(人民幣千元)



499,598
594,757
627,942
718,591
618,045
04
05
06
07
08

數據網絡及其他
航空信息技術服務

總收入
(人民幣千元)



1,282,850
1,496,784
1,711,705
2,001,903
2,005,168
04
05
06
07
08

董事長報告

各位股東：

不平凡的二零零八年過去了。在這一年裏，儘管本集團所處的航空運輸業在冰雪災害、特大地震和北京奧運會對安全保衛特殊要求以及由美國次貸危機所引發的全球金融危機進而向實體經濟蔓延等多種因素的衝擊下，出現了明顯變緩的趨勢，但本集團以發展戰略為導向，以確保奧運會期間民航旅客信息保障工作萬無一失和收購結算、清算業務為契機，大力進行戰略調整和佈局，生產安全、運營績效令人滿意。

我們的發展目標是矢志成為有核心競爭力的領先的信息技術及商務服務供應商，在穩固中國市場主導地位的基礎上，致力成為有國際競爭力的一流公司。但是展望二零零九年，各方預計金融危機所引起的全球經濟衰退尚未見底，將不可避免地影響中國經濟，從而拖累航空運輸市場的發展。在這種情況下，如何把握恰當的定位和適宜的策略，依託現有傳統業務的有機成長和圍繞民航客貨運商務信息流、資金流服務價值鏈的新業務的拓展，以實現既定的發展目標，取決於本集團勇於開拓的精神和提高效率的措施。



徐強先生
董事長

為此，二零零九年本集團將繼續按照持續安全與創新發展理念，進一步夯實安全基礎，實現持續安全與科學發展的統一。以建設新一代航空旅客服務系統和北京新運營中心為基礎，不斷提高自主創新能力，為實現可持續發展提供有力的技術基礎和保障。繼續發揮傳統業務專業優勢，關注行業、市場和客戶發展趨勢，加大對航空公司信息化和直銷業務的支持力度，提升海外市場的技術支持能力，打造具有核心競爭力的電子商務業務和技術平台，推進機場「簡化商務」信息技術整體解決方案建設，努力維護和擴大傳統業務的市場佔有率和規模。

同時，憑籍多年來形成的覆蓋全國的信息服務市場優勢和不斷增強的低成本網絡運營能力，本集團擬以面向終端旅客的包括酒店、機票在內的旅遊產品在線/離線銷售的電子商務、航空貨運物流信息技術服務以及公共信息服務等新業務為突破口，擴大酒店核心交易平台和物流信息交換平台，創新商務模式，增強商務能力，不斷擴大市場規模，逐步形成競爭優勢，實現跨行業發展。

本集團亦將繼續進行管理創新和流程再造，將客戶服務功能前移，提升對客戶的技術服務水平；強化公司管治，打造全員績效管理體系，切實提高運營效率；繼續深化幹部人事、勞動用工和收入分配三項制度改革，建立適應市場的用人機制，探索包括股權激勵在內的激勵約束機制新途徑，加強人才隊伍建設，激活公司運行機制，努力開創工作新局面。

最後，本人籍此感謝各位股東、投資者、客戶、董事和監事一直給予的信任和支持，相信通過全體員工努力、辛勤的工作，本集團一定能夠共克時艱，開拓進取，實現既定的發展目標，繼續為股東創造更多的價值。

徐強
董事長

二零零九年三月二十七日

作為中國航空運輸和旅遊業信息技術解決方案的主導供應商，本公司處於中國航空旅遊分銷價值鏈的核心環節：在向中國商營航空公司提供先進的航空信息技術服務及其延伸服務的同時，本公司亦在向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務、提供信息技術解決方案方面處於領先地位。經過二十多年的不斷開發，已經初步形成了相對完整的、豐富的、功能強大的信息技術服務產品線，致力於滿足從商營航空公司、機場、旅遊產品和服務供應商到旅行社、旅遊分銷代理人、機構客戶、旅客和貨運商等所有行業參與者的需求，幫助他們拓展了業務，改善了服務質量，提高了營運效率。

航空信息技術服務

本公司提供的航空信息技術服務(「AIT」)由一系列的產品和解決方案組成，為中國商營航空公司和300多家外國及地區商營航空公司提供電子旅遊分銷服務(「ETD」)(包括航班控制系統服務(「ICS」)和計算機分銷系統服務(「CRS」))、機場旅客處理服務(「APP」)，以及與上述業務相關的延伸信息技術服務，包括但不限於：支持航空聯盟的產品服務、發展電子客票和電子商務的解決方案、為商營航空公司提供決策支持的數據服務以及提高地面營運效率的信息管理系統等服務。

二零零八年，受相繼發生的南方冰雪災害、「3.14」拉薩暴力事件和「5.12」四川汶川特大地震等自然災害和突發事件、北京奧運會對安全保衛的特殊要求、美國次貸危機引發的國際金融危機正在向實體經濟蔓延等多種因素影響，過去幾年快速發展的中國航空運輸市場不可避免地受到了衝擊，增長速度明顯放緩。在此背景下，作為中國航空運輸業信息技術解決方案的主導供應商，二零零八年本公司ETD系統處理的國內外商營航空公司航班訂座量約211.2百萬人次，較二零零七年同期增長了約3.3%，其中處理中國商營航空公司的航班訂座量增長了約3.5%，處理外國及地區商營航空公司的航班訂座量減少了約0.1%。

二零零八年，本集團圍繞商營航空公司座位控制產品線、分銷業務解決方案產品線和運價產品線，不斷完善和開發航空信息技術服務及其延伸服務，以滿足商營航空公司在樞紐和網絡運營、聯盟與合作、簡化商務、建設全流程產品服務體系、提升邊際收入和優化成本管理等方面對信息技術解決方案的需求。



肖殷洪先生
總經理

業務回顧

依託於近幾年持續完善的BSP電子客票、商營航空公司直銷電子客票、商營航空公司網站電子客票系統，二零零八年，本公司推動實現了中國BSP客票無紙化目標，實現了全部中國商營航空公司之間、380餘對中國商營航空公司和外國及地區商營航空公司之間、以及60餘家外國及地區商營航空公司之間的電子客票聯運業務。協助制訂中國商營航空公司加入航空聯盟後信息技術標準的對接，著力推進系統持續服務和改進，從而形成長期合作；同時通過升級新一代APP前端系統、對登機牌和行李牌等環節進行技術改造，使已入盟中國商營航空公司在烏魯木齊、南寧等20餘家國內主要機場的地面服務業務達到了航空聯盟要求。本公司亦為所有中國商營航空公司和部分外國及地區商營航空公司在國內提供全面運價解決方案，國內私有運價自動計算比例達到92%。

二零零八年，本公司在北京首都機場3號航站樓為中國國際航空股份有限公司成功實施了安檢信息管理系統(SIMS)、航空公司航班地面運營管理系統(FGOS)、個性化離港前端系統(CAPSS)等項目，使得中國商營航空公司首次在超大型機場實現了運營安全、資源調度、旅客服務的自動化運作。截止二零零八年年底，隨著中國東方航空股份有限公司在部分機場的APP前端系統轉接本公司APP後臺系統，標誌著中國主要商營航空公司全面使用本公司提供的APP服務，實現了本公司多年來的戰略目標。隨著本公司APP前端系統在東京、巴黎、洛杉磯等海外機場的落地建設和營運，中國商營航空公司已在80個海外或地區機場使用本公司APP前端系統開展旅客值機、中轉、聯程服務，處理的出港旅客量約10.0百萬人次，佔中國商營航空公司海外回程旅客量的比例超過了78%；本公司亦協助中國商營航空公司在蘭州、香港、吉隆坡等14個國內外及地區機場開通了網上自助值機服務，處理的出港旅客量約698千人次，這些措施幫助商營航空公司減輕了地面服務壓力，改善了服務質量，進而繼續鞏固了本公司的市場地位。

截止二零零八年年底，與本公司CRS系統實現直接聯接的外國及地區商營航空公司達到了75家，通過直接聯接方式銷售的比例超過了97%，從而大幅度地增強了本公司抵禦市場風險的能力。

機場信息技術服務

繼二零零七年在吞吐量位於國內排名前50位的機場實施了新一代APP前端系統的投產、升級改造，二零零八年，本公司繼續在上海虹橋、深圳、武漢等機場的改擴建工程中推廣使用新一代APP前端系統。新一代APP前端系統的廣泛使用，在支持國內機場保持業務連續性方面發揮了重要作用。二零零八年，本公司自主開發的符合IATA標準的通用自助值機系統(CUSS)已在北京首都、廣州等10個國內主要機場使用，加盟使用本公司APP系統服務、多主機接入服務和自主開發的ANGEL CUTE平台接入服務的外國及地區商營航空公司亦增至33家，在38個機場處理的出港旅客量約2.7百萬人次。二零零八年，在為北京首都國際機場3號航站樓開發、升級面向民航旅客出行安全的信息管理系統(APSIS)的同時，本公司亦協助北京奧組委、中國民用航空局以及政府安全部門完成了奧運會和殘奧委會抵離信息預處理與備份系統(PBS)建設、奧運會民航旅客綜合信息查詢系統等多個信息技術集成項目，在保障奧運安全的同時，也促進了本公司在中國航空信息安全領域的業務發展。輔助機場決策支持的數據服務系統亦繼續在國內機場推廣。

分銷信息技術服務

本集團的旅遊分銷網絡是由6,600多家旅行社及旅遊分銷代理人擁有的約63.8千台銷售終端組成的，並通過SITA網絡與國際所有GDS(全球分銷系統)和75家外國及地區商營航空公司實現高等級聯接和直接聯接，覆蓋了國內外400多個城市，並通過遍佈全國各地的30餘個地區分銷中心和香港等海外分銷中心，為旅行社、旅遊分銷代理人提供技術支持和本地化服務。二零零八年全年處理的交易量逾154.3百萬宗，交易金額達人民幣178.5十億元。

二零零八年，本集團繼續加強分銷信息技術服務產品線建設，為旅行社和旅遊分銷代理人提供更豐富、及時的內容，更靈活的分銷方式，更便利的操作流程；繼續優化旅遊分銷代理人前端產品，完善TravelWeb前端業務系統，開發新一代通用前端平台和旅遊分銷代理人移動分銷平台，以進一步提升本集團在分銷信息技術服務產品市場的競爭力。二零零八年，本公司設計開發的綜合業務平台產品BLUESKY，能夠支持大中型旅遊分銷代理人進行客戶資料管理、銷售政策發佈、增強預訂效率等業務操作和管理，有效地提高了旅遊分銷代理人的運營效率。二零零八年，通過與本地商營航空公司、機場、旅行社及旅遊分銷代理人的積極合作，本集團的CRS服務在東南亞等周邊市場得到了進一步地應用。

業務回顧

旅遊產品分銷服務

二零零八年，本集團繼續發展包括酒店預定、「酒店+機票」產品、租車和差旅保險產品等旅遊產品分銷業務。本集團繼續完善酒店分銷系統，積極推進與旅遊產品供應商、分銷代理人的合作，銷售的酒店房間量達459.0千間夜，較二零零七年同期增長了7.0%。本集團亦繼續與國內多家保險經紀機構合作，發展航空意外人身傷害保險(「航意險」)等保險產品分銷的信息技術解決方案，並已實現了美亞保險系統和行程單電子航意險系統的投產。

航空貨運物流信息技術服務

本集團開發的航空貨運物流信息技術產品，兼顧產品普及化和產品專業化兩個發展方向。一方面，設計開發面向中小型機場貨站的功能全面、部署簡單、操作方便的貨運業務系統CFPS LITE；另一方面，設計開發面向國際中性貨站的貨運業務管理系統，既能滿足機場中性貨站的國際和國內進出港貨運業務需求，又能為其提供車輛停車場排隊系統等專業化延伸服務。隨著國際上對無紙化航空貨運單和電子貨運模式的推廣，本集團亦成為IATA電子貨運的合作夥伴，共同促進新技術的廣泛應用，從而降低行業成本。二零零八年，本集團處理的航空貨運單約4.2百萬張。

新一代航空旅客服務系統建設

本集團新一代航空旅客服務系統的設計思想是以旅客為中心，採用面向服務的SOA技術架構，在充分發揮主機處理能力更強、開放系統與開放技術的研發更加靈活、響應更加快捷等優勢的同時，實現系統功能的平滑轉移，保持低成本運營，以支持商營航空公司業務的可持續發展、契合航空運輸和旅遊業發展趨勢。二零零八年，本集團在繼續研究航空運輸和旅遊業信息技術發展趨勢的同時，亦深化商營航空公司的需求分析，明確「自主、漸進、開放」的建設原則，提出「技術先進、使用靈活、功能齊全、性價比高、數據增值」的建設標準，並積極推進新一代航空旅客服務系統的資源投入規劃、基礎平台建設和技術開發工作。

基礎設施

本集團的基礎設施是為本集團業務的可持續發展服務的。本集團基礎設施的建設目標是在確保生產安全、滿足業務發展的同時，綜合運用技術、商務、管理手段，調整系統結構，優化資源配置，提升運行可靠性和抗干擾能力，實現低成本營運。

二零零八年，本集團在確保生產安全的前提下，採用先進的松耦合技術對主機和開放平台的資源進行擴容和備份建設，完善新一代APP前端系統備份體系，建立應急協調機制，完善應急流程，加強應急演練，成功地保障了奧運會期間旅客安全出行，實現了民航旅客信息保障工作萬無一失的承諾。二零零八年，本公司ICS、CRS和APP主機系統的可利用率分別約為99.9%、99.9%、99.9%。

管理層對財務狀況及經營業績的討論與分析概述

閱讀下述討論和分析時，請一併參閱本年度報告所載列的本集團財務報表(含附註)中的財務資料。財務報表是根據國際財務報告準則編製的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

二零零八年度本集團稅前利潤約為人民幣618.0百萬元，較截至二零零七年十二月三十一日止年度(「二零零七年」)減少了約14.0%。折舊、攤銷、息稅前盈餘(EBITDA)約為人民幣848.4百萬元，較二零零七年減少了約4.9%。本公司權益持有人應佔盈利約為人民幣560.1百萬元，較二零零七年減少了約11.2%，主要是由於北京奧運會期間為保障民航旅客信息系統安全而使得部分成本費用增加所致。

本集團二零零八年度每股基本及攤薄盈利為人民幣0.32元。

總收入

本集團二零零八年度總收入約為人民幣2,005.2百萬元，較二零零七年度總收入約人民幣2,001.9百萬元，增加了約人民幣3.3百萬元或0.2%。總收入增加之反映如下：

- 航空信息技術服務收入佔本集團二零零八年總收入的80.2%；而二零零七年為80.0%。航空信息技術服務收入由二零零七年的約人民幣1,601.2百萬元增加至二零零八年的約人民幣1,609.1百萬元，增加了約0.5%。

- 數據網絡及其他收入佔本集團二零零八年總收入的19.8%，而二零零七年為20.0%。數據網絡及其他收入由二零零七年的約人民幣400.7百萬元減少至二零零八年的約人民幣396.1百萬元，減少了約1.2%，主要由於本公司附屬公司天信達信息技術有限公司航空貨運信息服務業務收入下降所致。

營業成本

二零零八年度營業成本為人民幣1,482.8百萬元，較二零零七年的人民幣1,345.0百萬元，增加了人民幣137.8百萬元或10.2%。營業成本的增加反映如下：

- 折舊及攤銷從二零零七年的人民幣243.1百萬元增長到二零零八年的人民幣312.9百萬元，增長了28.7%，主要是由於二零零七年下半年為保障二零零八年北京奧運會期間民航旅客信息系統安全而購買的大型主機系統和設備在二零零八年的折舊明顯增加所致；

- 人工成本增加了16.6%，主要由於為支持本集團業務發展而增加了員工數量和建立企業年金所致；

- 技術支持及維護費增加了15.5%，主要由於為保障二零零八年北京奧運會期間民航旅客信息系統安全而增加了外部專家支持和提高了設備維護響應等級所致；

- 網絡使用費增長了13.0%，主要是為保障二零零八年北京奧運會期間民航旅客信息系統安全而一次性增加網絡綫路冗餘所致。

由於收入及營業成本的上述變化，本集團的營業利潤由二零零七年的人民幣656.9百萬元減少至二零零八年的人民幣522.4百萬元，減少了人民幣134.5百萬元或20.5%。

企業所得稅

二零零七年三月十六日全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，並於二零零八年一月一日起實施。根據新所得稅法，自二零零八年起法定企業所得稅稅率為25%。

獲得高新技術企業認定的企業依據新所得稅法仍享受企業所得稅15%的優惠稅率。於二零零八年十二月，本公司根據新所得稅法再次被評定為高新技術企業，可以自二零零八年至二零一零年享受15%的優惠稅率。

除被評定為高新技術企業外，本公司被相關當局評定為二零零六年度、二零零七年度和二零零八年度國家規劃佈局內的重點軟件企業，可以享受10%的優惠稅率。根據相關規定，按15%的稅率繳納的稅費與按10%的優惠稅率繳納的稅費的差額應記入獲得國家規劃佈局內的重點軟件企業認定當年的利潤表中。

本公司分別於二零零七年和二零零八年獲得二零零六和二零零七年度國家規劃佈局內的重點軟件企業的認定，並分別於二零零七年和二零零八年確認了所得稅返還約人民幣30,180,000元和人民幣30,114,000元。

本公司於二零零八年十二月獲得二零零八年國家規劃佈局內的重點軟件企業的認定，相應的本公司按10%的稅率計算了當年的所得稅費用。

本公司權益持有人之應佔盈利

由於上述因素，本公司權益持有人之應佔盈利由二零零七年的約人民幣631.0百萬元減少到二零零八年的約人民幣560.1百萬元，減少了約11.2%。

可供分配利潤

可分配予公司股東之利潤提取了財務報表附註33所載的法定公積金和任意公積金以後，本公司於二零零八年十二月三十一日可供股利分配之利潤為人民幣1,108.3百萬元(二零零七年：人民幣959.6百萬元)。

末期股息及特別股息

於二零零九年三月二十七日，董事會建議派發二零零八年度以現金支付的末期股息人民幣206.85百萬元及特別股息人民幣156.0百萬元，合計派發每股人民幣0.186元，可享有該等股息的本公司全部已發行股份數為1,950,806,393股。在派發上述末期股息和特別股息後，於二零零八年十二月三十一日可供分配之利潤約為人民幣745.4百萬元(二零零七年：人民幣728.6百萬元)。

根據新所得稅法及《中華人民共和國企業所得稅法實施條例》，非居民企業股東(如新所得稅法定義，包含持有本公司H股股份的企業)應當就其來源於中國境內的所得(如新所得稅法定義包含所獲股息)繳納企業所得稅，適用稅率為10%，由本公司代扣代繳。

根據二零零八年二月中華人民共和國財政部、國家稅務總局聯合發出的《關於企業所得稅若干優惠政策的通知》中「關於外國投資者從外商投資企業取得利潤的優惠政策」的規定，「二零零八年一月一日之前外商投資企業形成的累積未分配利潤，在二零零八年以後分配給外國投資者的，免征企業所得稅；二零零八年及以後年度外商投資企業新增利潤分配給外國投資者的，依法繳納企業所得稅。」因此，董事會建議以本公司二零零八年一月一日之前形成的累積未分配利潤派發上述末期股息及特別股息，待有關當地機關批准。

本公司定於二零零九年五月二十九日於中國北京東城區東四西大街157號8層公司會議室舉召開2008年度股東周年大會(「股東周年大會」)，將於二零零九年四月三十日至二零零九年五月二十九日(包含首尾兩天)暫停辦理過戶登記。於二零零九年四月二十九日營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東周年大會，並隨後收取經股東周年大會批准派發的末期股息及特別股息。

本公司將在股東周年大會舉行之後，另行公告有關股息派發的具體安排，包括股息派發日期、非居民企業股東應繳所得稅的代扣代繳安排等。

變現能力與資本結構

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零八年	二零零七年
	(人民幣百萬元)	*(人民幣百萬元)*
經營活動提供之現金流量淨額	**429.1**	720.6
投資活動使用之現金流量淨額	**(556.2)**	(467.1)
融資活動使用之現金淨額	**(234.4)**	(256.7)
匯率變動對現金及現金等價物的影響額	**(6.9)**	(20.8)
現金及現金等價物淨值減少	**(368.4)**	(24.0)

本集團二零零八年的營運資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣429.1百萬元。

二零零八年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零八年十二月三十一日，本集團的現金及現金等價物為人民幣840.7百萬元，其中約91.1%、5.6%和2.7%分別以人民幣、美元和港幣計價。

持有至到期日財務資產

本集團持有人民幣1億元(3%年利率)的國債已於二零零八年十二月十八日到期。於二零零八年十二月三十一日本公司並無持有任何國債或其他至到期日財務資產。

資產抵押

於二零零八年十二月三十一日，本集團並無任何資產抵押。

資本開支

本集團二零零八年度的資本開支約為人民幣156.7百萬元，較二零零七年度的約人民幣623.8百萬元，減少了約人民幣467.1百萬元。本集團二零零八年度的資本開支主要包括根據本集團發展戰略購置所需的硬件、軟件以及基礎設施建設。

董事會估計本集團二零零九年所需的計劃資本開支約為人民幣1,141.3百萬元，主要用於建設北京新營運中心、開發新一代航空旅客服務系統及推廣其他新業務。資本支出計劃的資金來源將包括已持有的資金及營運活動產生的內部現金流量。董事會估計二零零九年本集團的資金來源完全能夠滿足資本開支計劃、日常營運和其他目的等所需資金。

財務回顧

外匯風險

本集團的外匯風險來自商業交易和已確認資產和負債。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零八年十二月三十一日，本集團之資產負債比率約為9.2%(二零零七年：10.8%)，該比率是通過將本集團於二零零八年十二月三十一日的總負債除以總資產而得出。

或有負債

於二零零八年十二月三十一日，本集團並無重大或有負債。

重大收購事項

誠如本公司日期為二零零八年六月十六日的通函、日期為二零零八年五月二十六日及二零零八年七月三十一日的公告所載列，本公司擬收購民航信息集團於中國航空結算有限責任公司(「結算公司」)的全部股權及位於中國北京朝陽區東興里的物業， 總代價為人民幣10億元。該收購已於二零零九年三月三日完成，代價乃經本公司於完成後以每股代價股份6.39港元(約人民幣5.73元)向民航信息集團發行及配售174,491,393股新內資股支付，其影響將反映在截至二零零九年十二月三十一日的財務報表中。結算公司的管理層正在按國際財務報告準則編制財務報表。

本公司現全部已發行股份數為1,950,806,393股，其中內資股股數為1,329,098,393股，H股股數為621,708,000股。

由於本公司與結算公司在收購前後均為民航信息集團共同控制，因此該收購事項將被視為共同控制下的企業合併。本公司將依據共同控制合併的會計政策法對收購結算公司的事項進行會計處理。

員工

於二零零八年十二月三十一日，本集團的員工總數為2,940名。於二零零八年度人工成本為約人民幣316.8百萬元，佔本集團二零零八年總營業成本的約21.4%。

本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工(包括執行董事及職工代表監事)執行不同的薪酬標準。本集團員工的薪酬包括工資、獎金、以及按國家有關規定提供的醫療保險、養老保險、失業保險、生育保險、住房公積金等福利計劃。

於二零零八年，本集團按照國家有關政策建立了企業年金計劃(或「補充養老保險」)。根據已於二零零八年獲批准生效的企業年金計劃，本集團須依據二零零八年每月實際工資總額和國家有關部門批准的比例計提各月之企業年金費用，並向企業年金託管人開立的企業年金基金託管帳戶繳存。二零零八年本集團的企業年金費用總額約人民幣13.1百萬元。

有關董事薪酬情況詳見財務報表附註7。

目前，本公司並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理費用支出將由本公司承擔。本公司的獨立非執行董事按現行市價收取董事袍金，其於任期內產生任何合理費用支出將由本公司承擔。本公司所有董事均享有本公司為董事購買的責任保險。

本集團亦為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

企業管治報告

本公司董事會（「董事會」）、監事會及高級管理人員一直致力於實施有效的企業管治政策，以確保所有決定均恪守誠信、貫徹公開、公平和公正的原則，並發揮必要、有效地制衡作用，並不斷完善企業管治架構，以提高監督管理質量，達到各位股東及有關人士對本集團的期望。

企業管治常規

本公司按照《中華人民共和國公司法》及本公司公司章程（「公司章程」）之規定規範公司運營，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的訊息，努力提高公司透明度。董事會自二零零五年起已採納於二零零五年一月一日至二零零八年十二月三十一日實行的香港聯合交易所有限公司證券上市規則（「《上市規則》」）附錄十四《企業管治常規守則》中的守則條文（「守則條文」），作為本公司的企業管治守則。

二零零八年，除偏離了守則條文第D.1.1及D.1.2條外，本公司已完全遵守守則條文。公司章程已列出董事會和總經理各自的職權，但本公司未就其他轉授予管理層的職能及管理層的權力訂立具體指引，並未完全遵守守則條文第D.1.1及D.1.2條。董事會認為目前的安排並無損害公司利益。董事會亦考慮在本公司的內部監控系統完善過程中，明確授予管理層的職權。

董事的證券交易

本公司各董事均恪盡職守，以勤勉誠信的態度忠實地履行責任。2008年本公司已採納於2008年實行的《上市規則》附錄十之《上市發行人董事進行證券交易的標準守則》（「標準守則」），要求全體董事按照《標準守則》進行證券交易。經向各位董事作出特定查詢後，二零零八年度，概無任何董事未能遵守《標準守則》的有關規定。

董事會

董事會負有領導及監控本公司的責任，並集體決策和監控本公司營運。

董事會負責編製每個財政期間的賬目，使該賬目能真實公平地反映本集團在該期間的業務、業績表現。董事會在編製二零零八年度賬目時採納《國際財務報告準則》，選用適合的會計政策，做出審慎合理判斷及估計，並按持續經營基準編製賬目。董事就編製本集團財務報表承擔責任。二零零八年，董事會按公司章程的規定，在有關財政期間結束後120天及60天期限內分別發表二零零七年度及二零零八年中期業績。

於二零零八年，董事會由十五名董事組成（有關董事名單見公司資料一節），其中包括三名獨立非執行董事。本公司所有董事（包括非執行董事及獨立非執行董事）的任期為其獲委任董事之日（董事委任日期可參考第120頁至第121頁）起至第三屆董事會任期屆滿(2010年1月8日）為止。根據本公司章程，董事任期為三年。本公司現任各董事簡歷載於第124至127頁，各董事均分別擁有航空、信息科技或財經方面的豐富經驗，獨立非執行董事符合《上市規則》第3.10(1)及(2)條的規定。本公司董事會主席（董事長）及行政總裁（總經理）分別由不同的董事擔任，並按章程規定履行各自職責。本公司各位獨立非執行董事一貫以積極謹慎的態度盡責的履行其職能，並以本公司的整體利益為前提，憑藉各自寶貴的專業經驗對本公司的經營管理提供指導意見，並通過擔任本公司審核委員會及薪酬與考核委員會（「薪酬委員會」）委員，履行監察本公司財務匯報程序及內部控制等職責。

如本公司於二零零八年十二月十二日之公告及分別為二零零九年一月八日及二零零九年一月十二日之股東通函所述，董事會建議修訂公司章程以調整董事會及監事會組成架構（包括：董事會董事減至9名），以及提高本公司治理的效率，有關建議於二零零九年三月三日舉行的本公司臨時股東大會上已獲股東批准。

本公司已收到三位獨立非執行董事易永發先生、袁耀輝先生及蔡敬金先生按《上市規則》第3.13條之規定，需每年向本公司提交的獨立性確認函。本公司認為上述所有獨立非執行董事確屬獨立人士。

經二零零八年三月二十八日董事會會議批准，朱永先生因其工作調動安排（與本集團無關）不再擔任本公司董事長，但改任非執行董事，同時董事會推舉孫湧濤非執行董事擔任代理董事長。

經二零零八年五月二十日本公司股東周年大會批准，朱永先生因其工作調動安排(與本集團無關)不再擔任本公司非執行董事職務，補選徐強先生擔任本公司執行董事，任期至第三屆董事會任期屆滿為止。徐強先生亦於二零零八年五月二十日董事會會議上當選為本公司董事長，同時孫湧濤先生不再擔任代理董事長。

經二零零八年八月二十九日董事會會議批准，委任肖殷洪先生擔任本公司總經理，而彼不再擔任副總經理，同時，朱曉星先生不再擔任總經理，改任副總經理。黃源昌先生亦於同一董事會議中獲委任為副熄經理。

經二零零八年十月十七日本公司臨時股東大會批准，丁衛平先生及宋金箱先生因各自工作安排，不再擔任執行董事職務，同時補選崔志雄先生和肖殷洪先生擔任執行董事，任期至第三屆董事會任期屆滿為止。

經二零零八年十二月十二日董事會會議批准，(1)榮剛先生、王瑋先生及孫湧濤先生分別獲委任為本公司副總經理，任期為自二零零八年十二月十二日起至第三屆董事會任期屆滿日期止；及(2)黃澎先生不再擔任本公司副總經理。

於報告期內，經二零零九年三月三日臨時股東大會批准，宮國魁先生因其他工作安排(與本集團無關)不再擔任本公司非執行董事，補選曹光福先生擔任本公司非執行董事，任期至第三屆董事會屆滿時止；朱曉星先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生、宋箭先生因工作安排不再擔任本公司董事。自此，本公司董事會改由九人組成，其中包括三名獨立非執行董事。

二零零八年度，董事會共召開6次會議，各董事出席會議的情況如下：

姓名	職務	出席會議 (次)	應出席會議 (次)	出席率
徐強	董事長，執行董事 (均於2008年5月20日獲委任)	4	4	100%
肖殷洪	執行董事(於2008年10月17日獲委任)， 總經理(於2008年8月29日獲委任)	2	2	100%

姓名	職務	出席會議（次）	應出席會議（次）	出席率
崔志雄	執行董事（於2008年10月17日獲委任）	2（授權其他董事代表出席1次）	2	100%
朱曉星	執行董事，總經理（於2008年8月29日離任）	5	6	83.3%
王全華	副董事長，非執行董事	6（授權其他董事代表出席4次）	6	100%
羅朝庚	副董事長，非執行董事	6（授權其他董事代表出席2次）	6	100%
宮國魁	副董事長，非執行董事	1	6	16.7%
榮　剛	非執行董事	6（授權其他董事代表出席2次）	6	100%
孫湧濤	非執行董事 代理董事長(2008年3月28日至2008年5月20日）	6	6	100%
劉德俊	非執行董事	6（授權其他董事代表出席1次）	6	100%

姓名	職務	出席會議（次）	應出席會議（次）	出席率
夏　毅	非執行董事	6（授權其他董事代表出席3次）	6	100%
宋　簡	非執行董事	6	6	100%
易永發	獨立非執行董事	6	6	100%
袁耀輝	獨立非執行董事	6（授權其他獨立非執行董事代表出席2次）	6	100%
蔡敬金	獨立非執行董事	6	6	100%
朱　永	董事長（於2008年3月28日離任） 執行董事（自2008年3月28日改任非執行董事，並2008年5月20日離任）。	0	2	0
丁衛平	執行董事,2008年10月17日離任。	4	4	100%
宋金箱	執行董事,2008年10月17日離任。	4	4	100%

雖然公司章程對董事會與總經理的職責及權力有明確的規定，但董事會尚未就授予管理層的職權制訂明確的指引，部分偏離守則條文D.1.1及D.1.2。董事會認為以總經理為領導核心的管理團隊，負責本公司的日常經營管理事務，此安排並無損害公司利益，並正考慮在本公司的內部監控系統完善過程中，明確授予管理層的職權。

根據公司章程，董事會對股東大會負責，行使下列職權：負責召集股東大會並向股東大會報告工作；執行股東大會的決議；確定業務計劃和投資計劃；制定年度預算及決算；就股息及紅利分派及股本增減向股東提出建議；制訂公司章程修改方案；除按照中國《公司法》和公司章程規定由股東大會決議的事項外，決定本公司的其他重大事務和行政事務；以及行使股東大會及公司章程授予的其他職權及責任。此外，公司章程還規定董事會做出關於本公司關聯交易的決議時，必須由獨立非執行董事簽字後方能生效。

同時，按照公司章程規定，董事會賦予總經理下列職權：主持本公司日常生產經營活動，組織實施董事會決議；組織實施年度經營計劃和投資計劃；擬訂內部管理機構設置方案；擬訂分支機構設置方案；擬訂基本管理制度；制定基本規章；提請聘任或者解聘副總經理、財務總監；聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；以及公司章程和董事會授予的其他職權。

此外，自二零零二年，董事會將股東大會授予董事會的對每一項與本公司主營業務有關的、本公司出資不多於人民幣五百萬元的機構（如本公司地區分銷中心）的投資審批權，轉授予了總經理，以利於提高日常運營管理效率。

董事會按照守則條文要求的每年至少檢討一次本公司的內部監控系統的有效性，於二零零八年度就本公司內部監控系統進行了檢討。本集團現行內部監控系統及其有效性的實施及維護由管理層負責，董事會及其審核委員會監督管理層的行動，並監控內部監控系統的有效性。本集團於二零零八年按照有關內部監控系統的檢討結果，針對有關在檢討過程中發現的不足，按照本公司《內控手冊》逐項進行整改及完善，並設立了獨立的內審機構，力爭逐步提高企業管治水平。董事會認為本集團二零零八年度的內部監控系統基本有效。

審核委員會

審核委員會角色、職責及權力已載於本公司網站，主要包括：審議財務報告的完整、準確及公正程度，聽取管理層及核數師的匯報，就財務狀況向公司財務部門及核數師進行提問並取得合理的解釋，以及檢討本集團內部監控和財務申報等事宜，並向董事會做出匯報。審核委員會定期會議每年至少兩次，如有需要亦可隨時召開會議。

審核委員會由三名獨立非執行董事易永發先生、袁耀輝先生和蔡敬金先生組成，由易永發先生擔任審核委員會主任委員，各委員任期與其各自董事任期一致。

審核委員會於二零零八年度先後召開兩次會議，各委員出席會議情況如下：

委員姓名	出席會議 *(次)*	應出席會議 *(次)*	出席率
易永發 *(審核委員會主任委員)*	2	2	100%
袁耀輝	2	2	100%
蔡敬金	2	2	100%

審核委員會已將每次會議記錄提交董事會。審核委員會已獲充足資源以履行其職責，其二零零八年度工作報告如下：

- 審閱截至二零零七年十二月三十一日止年度、截至二零零八年六月三十日止六個月的財務報告，經與管理層、公司財務部門及外聘核數師討論，審核委員會同意本集團採用的會計處理方式，並認為本集團已盡力確保披露的有關財務資料符合適用的會計準則及《上市規則》的要求；

- 審閱外聘核數師的審計安排及情況說明函件，檢查核數師向管理層提出的問題及管理層做出的回應；

- 審閱本公司及外聘核數師就關聯交易做出的匯報；
- 檢討外部核數師的獨立性及核數程序是否有效，並與核數師討論核數性質範疇及有關申報責任；
- 審議批准二零零八年度外聘核數師的核數服務薪酬及聘用條款，監察外聘核數師是否提供非核數服務，就核數師聘任事宜向董事會提供建議；
- 檢討公司財務監控及風險管理規定，監察內部審計與外部核數工作是否協調有效，內部財務匯報程序及內部管理執行效力；以及
- 就本公司的內部監控、及委聘專業諮詢顧問與管理層討論，並就按照《上市規則》要求進行內部監控系統檢討工作，向董事會提出意見和建議。

審核委員會亦建議委任羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別出任本集團二零零九年度的國際及中國外聘核數師。

薪酬委員會

薪酬委員會由三名獨立非執行董事和兩名非執行董事組成，各委員任期與其董事任期一致，並由一名獨立非執行董事擔任主任委員。薪酬委員會的職能已載於本公司網站，主要包括：研究董事和高級管理人員的考核標準，根據經營實際情況進行考評並提出建議；研究和審查董事、高級管理人員的薪酬政策與方案並對其進行績效考評；就董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程序制訂此等薪酬政策，向董事會提出建議；負責對本公司薪酬制度的執行情況進行監督；釐訂全體執行董事及高級管理人員的特定薪酬待遇，並就非執行董事的薪酬向董事會提出建議；透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬；檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；檢討及批准因董事行為失

當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；及確保任何董事或其任何聯繫人不得自行釐定本身薪酬。薪酬委員會須向董事會匯報其決定或建議，薪酬委員會提出的本公司董事的薪酬計劃，須報經董事會同意，提交股東大會審議通過後方可實施；關於本公司高級管理人員的薪酬方案亦須報董事會批准。

薪酬委員會成員包括三名獨立非執行董事袁耀輝先生、易永發先生、蔡敬金先生，以及兩名非執行董事王全華先生和孫湧濤先生（孫先生於二零零九年三月三日離任），由獨立非執行董事袁耀輝先生擔任薪酬委員會主任委員。

薪酬委員會於二零零八年沒有召開會議。

董事薪酬政策

根據股東大會的授權，董事會代表本公司與董事分別簽訂服務合約。按照合約，自二零零八年度起本公司每名獨立非執行董事之袍金為每年人民幣十二萬元（二零零七年度為每年人民幣十二萬元），不享有花紅，該袍金是參考現行市場價格及有關獨立非執行董事之資歷釐定；其他執行董事及非執行董事均無董事袍金及／或花紅；但執行董事如為本公司的全職員工，將就其全職服務獲得員工薪金，該薪金包括本公司按中國法律法規、按員工職務、表現及工作經驗釐定的工資、福利、津貼及退休金供款，及本公司根據公司業績及財務狀況按崗位薪酬制度規定付予員工的酌情獎金；同時，董事在其為本公司提供服務期間發生的合理費用由本公司承擔，並享有本公司為董事、監事及高級管理人員購買的責任保險。董事薪酬的調整方案將根據股東大會的授權由董事會與薪酬委員會負責按所適用的法律法規制定。各董事薪酬情況見第78至82頁其財務報表附註7。

董事提名

本公司沒有設立提名委員會，現時有關董事提名及選舉按照公司章程的有關規定執行。目前董事的提名及選舉程序為：董事（除了獨立非執行董事）候選人由主要發起人股東提名推薦，獨立非執行董事由董事會提名推薦；董事候選人（包括獨立非執行董事）經董事會按照中國《公司法》、《上市規則》及公司章程第十四章「公司董事、監事、經理和其他高級管理人員的資格和義務」的相關規定甄選後，報請股東大會選舉；董事任期三年，董事任期屆滿，可以連選

連任；有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應在就選舉董事的股東大會的通知發出之日後及該股東大會召開之日至少七天前發給公司；每屆董事會由十五名董事組成*(註)*，外部董事佔董事會人數的二分之一以上，其中包括三名以上的獨立非執行董事；董事的選舉由股東大會以普通決議的方式表決，表決通過的董事人數超過十五名時*(註)*，依次以得票較高者確定獲選董事；股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事罷免。

於二零零八年，董事會按照主要發起人股東的提名及推薦，推薦建議更換3名董事並已於股東大會上獲股東擬批准(詳見前述「董事會」一節)。

董事會下設各專業委員會之委員由董事長、二分之一以上的獨立非執行董事或者全體董事的三分之一提名，並由董事會選舉產生，各委員會主任委員由董事會委任，各委員會委員之任職資格須符合各委員會工作規則的有關規定。

註： 如本公司於二零零八年十二月十二日之公告及分別為二零零九年一月八日及一月十二日之股東通函所述，本公司董事會建議修訂公司章程以調整董事會及監事會組成架構。有關建議於二零零九年三月三日舉行的臨時股東大會上已獲股東批准，董事會根據主要發起人股東的建議，推薦建議1名執行董事及6名非執行董事的離任，以及1名非執行董事的委任，亦於該股會會議上獲得股東批准。

外部核數師酬金

本公司國際及中國核數師羅兵咸永道會計師事務所、普華永道中天會計師事務所有限公司，在二零零八年度向本公司提供年度法定核數服務的酬金總計為人民幣160萬元。

此外，上述核數師於本年度內，就本公司收購民航信息集團所持有的一處位於中國北京朝陽區東興里的物業及其附屬公司結算公司100%股權的交易，提供申報會計師服務的酬金總計為人民幣279萬元。此等服務屬於核數服務。

上述核數師於二零零八年度向本公司提供核數服務的酬金合計為人民幣439萬元。

戰略委員會

本公司戰略委員會負責對公司長期發展戰略和重大投資決策進行研究並提出建議，如重大投資融資方案、重大資本運作及資產經營項目等影響公司發展的重大事項，其職責已載於本公司網站。

於二零零八年初，本公司戰略委員會由六名董事組成，各委員任期與其董事任期一致。於二零零八年，因朱永先生及丁衛平先生所擔任的董事職務終止，其戰略委員會委員職務亦同時終止。於二零零八年十二月三十一日，本公司戰略委員會由羅朝庚、王全華、宮國魁及榮剛四名董事／當時的董事組成，其中羅朝庚董事擔任戰略委員會主任委員。二零零八年，戰略委員會共召開兩次會議討論本公司的重大投資項目(包括收購民航信息集團所持有的一處位於中國北京朝陽區東興里的物業及其附屬公司結算公司100%股權的交易)，並向董事會做出匯報。

各委員會議出席情況如下：

委員姓名	出席會議 *(次)*	應出席會議 *(次)*	出席率
羅朝庚 *(戰略委員會主任委員)*	2	2	100%
王全華	2	2	100%
榮　剛(於2009年3月3日離任)	2	2	100%
宮國魁(於2009年3月3日離任)	1	2	50%
朱　永(於2008年5月20日離任)	0	2	0%
丁衛平(於2008年10月17日離任)	2	2	100%

監事會

本公司監事會依據中國《公司法》及公司章程設立，由九名監事組成（註），包括五名股東代表監事、一名獨立監事及三名職工代表監事。除了職工代表監事乃經本公司職工代表大會選舉產生以外，其他監事均由本公司股東大會選舉及任免。本公司第三屆監事會各位監事任期為自二零零七年一月九日起算三年。各監事簡歷載於第127至128頁。

監事會根據公司章程規定審閱本公司財務情況，及對董事會及高級管理人員的經營管理活動進行監督。監事會職責包括：參加董事會會議；審核財務事務及報表等董事不時在股東大會上提出的財務資料；以及監督董事會和其他高級管理人員在履行自身職責時的活動，在本公司與其任何董事之間發生利益衝突時，監事會將代表本公司商討或提起對該等董事的法律訴訟。監事會任何會議上所提出的決議案若經三分之二或以上的監事批准，即獲採納。

二零零八年度，監事會共召開了3次會議，審閱了截至二零零七年十二月三十一日止的年度及截至二零零八年六月三十日止六個月中期業績相關的財務資料，對董事會及高級管理人員的經營管理行為進行了監督，並向管理層提出建議。各監事出席會議情況如下：

姓名	職務	出席會議（次）	應出席會議（次）	出席率
李曉軍	監事會主席	3	3	100%
杜紅鷹	監事會副主席	2	3	66.7%
敬公斌	股東代表監事	3（授權其他監事代表出席1次）	3	100%
張亞坤	股東代表監事	3	3	100%
喻龔冰	股東代表監事	3	3	100%
高京屏	職工代表監事	3	3	100%
王小敏	職工代表監事	3	3	100%
張　欣	職工代表監事	3	3	100%
饒戈平	獨立監事	3	3	100%

全體監事亦完全遵守《標準守則》的全部規定。

註： 如本公司於二零零八年十二月十二日之公告及分別為二零零九年一月八日及二零零九年一月十二日之股東通函所述，本公司董事會建議修訂公司章程以調整董事會及監事會組成架構（包括將監事會成員減至5名），有關建議於二零零九年三月三日舉行的本公司臨時股東大會上已獲股東批准。自此，本公司監事會由2名股東代表監事、2名職工代表監事及1名獨立監事組成，其中李曉軍女士仍然擔任監事會主席。

承董事會命
丁衛平
公司秘書

二零零九年三月二十七日

本公司董事會欣然提呈本報告及截至二零零八年度本集團經審計的財務報表。

集團業務

本集團是中國航空旅遊業信息技術解決方案的主導供應商。本集團的核心業務包括航空信息技術服務、分銷信息技術服務等。

本集團的財務業績分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零八年度的收入及業績主要來自本集團在中國的營運。

股本結構

於二零零八年十二月三十一日，本公司之已發行股本為1,776,315,000股，每股面值人民幣1.00元。

於二零零八年十二月三十一日，本公司的股本結構如下：

股份類別	於二零零八年十二月三十一日的股份數目 (股)	於二零零八年十二月三十一日佔已發行股份總數百分比 (%)
內資股	1,154,607,000	65.00
H股	621,708,000	35.00

主要股東

於二零零八年十二月三十一日，根據需要按《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條而備存的登記冊，持有本公司相應類別股本5%或以上的主要股東如下：

股東姓名	證券類別及數目 (附註1)	身份	佔相應類別 股本的概約比例	佔總股本的 概約比例 (附註2)
Platinum Investment Management Limited	每股面值人民幣1元的25,913,952股H股 (L)	投資經理	4.17%	1.46%
	每股面值人民幣1元的63,247,900股H股 (L)	受託人(不包括被動受託人)	10.17%	3.56%
Platinum International Fund	每股面值人民幣1元的51,964,900股H股 (L)	實益擁有人	8.36%	2.93%
GMT Capital Corp.	每股面值人民幣1元的57,104,000股H股(L)	實益擁有人	9.19%	3.21%
The Bank of New York Mellon	每股面值人民幣1元的32,630,100股H股 (L)	保管人法團／核准借出代理人	5.25%	1.84%
	每股面值人民幣1元的15,696,100股H股 (P)		2.52%	0.88%
The Bank of New York Mellon Corporation	每股面值人民幣1元的32,630,100股H股 (L)	所控制公司權益	5.25%	1.84%
	每股面值人民幣1元的15,696,100股H股 (P)		2.52%	0.88%
Prudential Plc	每股面值人民幣1元的31,810,000股H股 (L)	所控制公司權益 (附註3)	5.12%	1.79%
JPMorgan Chase & Co.	每股面值人民幣1元的31,168,000股H股 (L)	保管人一 法團／核准借出代理人	5.01%	1.75%
	每股面值人民幣1元的31,168,000股H股 (P)		5.01%	1.75%

股東姓名	證券類別及數目 (附註1)	身份	佔相應類別股本的概約比例	佔總股本的概約比例 (附註2)
J.P. Morgan Fleming Asset Management (Asia) Inc.	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% (附註4及5)	1.25%
J.P. Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% (附註4及5)	1.25%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% (附註4及5)	1.25%
中國民航信息集團公司	每股面值人民幣1元的396,993,000股內資股 (L)	實益擁有人	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的232,921,000股內資股 (L)	實益擁有人	20.17%	13.11%
	每股面值人民幣1元的43,849,000股內資股 (L) (附註6)	所控制公司權益	3.80%	2.47%
中國東方航空集團公司 (「東航集團」)	每股面值人民幣1元的218,829,000股內資股 (L)	實益擁有人	18.95%	12.32%
	每股面值人民幣1元的5,317,000股內資股 (L) (附註7)	所控制公司權益	0.46%	0.30%
	每股面值人民幣1元的2,600,000股內資股 (L) (附註8)	所控制公司權益	0.23%	0.15%
中國航空集團公司	每股面值人民幣1元的178,867,000股內資股 (L)	實益擁有人	15.49%	10.07%
	每股面值人民幣1元的8,697,000股內資股 (L) (附註9)	所控制公司權益	0.75%	0.49%

附註：

(1) (L) – 好倉，(P) – 可供借出的股份.

(2) 佔總股本的比例乃根據本公司於二零零八年十二月三十一日的1,776,315,000股已發行股份總數計算。

(3) 根據Prudential Plc於二零零八年四月七日提交的法團大股東通知，該等股份由Prudential Asset Management (Hong Kong) Ltd.持有。Prudential Asset Management (Hong Kong) Ltd.之100%股份由Prudential Corporation Holdings Ltd.持有，而Prudential Corporation Holdings Ltd.之100%股份由Prudential Holdings Ltd.持有，Prudential Holdings Ltd.之100%股份由Prudential Plc持有。

(4) 董事無法確認相關主要股東之持股量，因該等主要股東於本公司向股東派送紅股，即按以每持有一股現有股派送一股紅股的基準發行888,157,500股每股面值人民幣1元的新普通股(詳情載於本公司日期為二零零七年四月十八日的通函)(「派送紅股」)後，並無提呈任何法團大股東通知。理論上，該等主要股東之持股數量於派送紅股後應有所增加(持股量百分比保持不變)。然而，董事不能排除該等主要股東已於派送紅股後，沽出本公司任何股份的可能性，致使該等主要股東於本公司的持股量在派送紅股前及派送紅股後，及於二零零八年十二月三十一日維持不變。董事亦未能根據本公司H股股東名冊確定該等主要股東的持股量，此因當中所載資料可能未能反映股東的實益持股量(即註冊股東可能是無條件受託人，或代表他人持有本公司部份股份，此等權益毋須根據《期貨條例》規定而披露)。

(5) 此比例於該股東在二零零三年四月七日最後申報存檔的《法團大股東通知》上顯示。就董事所深知、所得資料及所信，彼等無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱上文附註(4)。

(6) 該等股份由中國南方航空集團公司的附屬公司(廈門航空有限公司)持有。根據《期貨條例》，中國南方航空集團公司被視為在廈門航空有限公司持有的股份中擁有權益。

(7) 該等股份由東航集團附屬公司(中國東方航空股份有限公司)(「東方航空」)持有。根據《期貨條例》，東航集團被視為在東航集團附屬公司東方航空持有的股份中擁有權益。

(8) 該等股份由東航集團附屬公司(中國東方航空武漢有限責任公司)持有。根據《期貨條例》，東航集團被視為在中國東方航空武漢有限責任公司持有的股份中擁有權益。

(9) 該等股份由中國航空集團公司所控制公司山東航空股份有限公司(「山東航空」)持有。根據《期貨條例》，中國航空集團公司被視為在山東航空持有的股份中擁有權益。

除上文所述者外，於二零零八年十二月三十一日，根據需要按《期貨條例》第336條備存的登記冊所載錄，沒有任何人士或公司佔有本公司已發行股本及相關類別股份5%或以上的任何權益或淡倉。

股本變動

請參考「財務回顧」中「重大收購事項」和「董事會報告」中「其他關連交易」，以及財務報表附註40。

公眾持股量

基於公開於本公司查閱之資料及據董事所知悉，於本報告刊發前的最後實際可行日期，本公司一直維持《上市規則》所訂明之公眾持股量。

董事、監事及最高行政人員擁有的本公司及任何其他相聯法團的股份、相關股份及債券證中的權益及淡倉

於二零零八年十二月三十一日，本公司董事、監事或行政總裁於本公司或其任何相關法團（定義見《期貨條例》第XV部）的股份、相關股份及債券中持有的任何須根據《期貨條例》第XV部之第七及第八分部知會本公司及聯交所（包括根據《期貨條例》的規定當作或視為由彼等持有的權益及淡倉），或根據《期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉如下表所示：

董事姓名	股份數目及類別 *（附註1）*	持有者身份	佔相應股本比例	佔總股本比例 *（附註2）*
蔡敬金	417,000股每股面值人民幣1元的H股 (L)	配偶權益	0.07%	0.02%

附註：

1. (L) — 長倉

2. 佔總股本的比例乃根據本公司截至二零零八年十二月三十一日止的1,776,315,000股已發行股份總數計算。

除上述披露外，於二零零八年十二月三十一日，本公司概無任何董事、監事或行政總裁於本公司或其任何相關法團(定義見《期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

董事及監事的服務合約

本公司第三屆董事會和第三屆監事會任期自二零零七年一月九日起三年至二零一零年一月八日結束，全體成員已分別與本公司訂立服務合同。

二零零八年五月二十日，經週年股東大會批准，朱永先生由於其工作安排(與本集團無關)不再擔任非執行董事職務，其任期截至該股東周年大會結束之日止。同時，經股東周年大會批准，徐強先生自二零零八年五月二十日起擔任執行董事，任職時間截至第三屆董事會任期屆滿之日止。

二零零八年十月十七日，經臨時股東大會批准，丁衛平先生、宋金箱先生由於本公司內部工作安排不再擔任執行董事職務，其任期截至該臨時股東大會結束之日止。同時，經臨時股東大會批准，崔志雄先生、肖殷洪先生自二零零八年十月十七日起擔任本公司執行董事，任職時間截至第三屆董事會任期屆滿之日止。

二零零九年三月三日，經臨時股東大會批准，宮國魁先生、朱曉星先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生、宋箭先生因工作安排不再擔任董事，其任期至該臨時股東大會結束之日止。同時，經臨時股東大會批准，曹光福先生自當日起擔任非執行董事，任職時間截至第三屆董事會任期屆滿之日止。

二零零九年三月三日，經臨時股東大會批准，敬公斌先生、張亞坤先生、王小敏女士及張欣先生因公司章程修訂監事會組成而不再擔任本公司監事，任職時間截至臨時股東大會結束時止。

截至二零零八年十二月三十一日止年度，概無任何董事或監事與本集團任何成員公司訂立或擬訂立任何若本公司不給予補償(法定補償除外)，則不能屆滿或僱主不得於一年內終止的服務合約。

董事及監事的合約權益

若干本公司第三屆董事會及監事會成員同時為多家中國商營航空公司的管理人員。而該等航空公司為本公司股東，本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外，各董事或監事於二零零八年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中直接或間接擁有重大權益。

董事及監事酬金

董事及監事酬金詳情載於財務報表附註7。

資本化利息

本集團於二零零八年度並無資本化利息。

物業、廠房及設備

本集團於二零零八年度的物業、廠房及設備變動摘要載於財務報表附註13。

儲備

本集團於二零零八年度的儲備變動詳情載於綜合股東權益變動表。

股息

董事會建議本公司派發之二零零八年度末期股息和特別股息，合計為每股人民幣0.186元。

詳情請參考「財務回顧」之「股息」一節。

員工退休計劃

本集團的員工退休計劃詳情載於「財務回顧」之「員工」一節及財務報表附註8。

主要供應商及用戶

Société Internationale de Télécommunications Aeronautiques S.C.（「SITA S.C.」）是本集團二零零八年年度最大的供應商，二零零八年本集團支付給SITA S.C.的網絡使用費用總額佔當年本集團總營業成本（扣除折舊和攤銷開支）的6.2%。於二零零八年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本（扣除折舊和攤銷開支）的15.9%。

本集團的最大客戶乃中國南方航空集團公司之附屬公司中國南方航空股份有限公司，於二零零八佔本集團總收入的16.8%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的55.6%。五家最大的用戶中三家，即中國南方航空股份有限公司、東方航空及中國國際航空股份有限公司，其分別之控股股東中國南方航空集團公司、東航集團及中國航空集團公司，為本公司的發起人及主要股東，於二零零八年十二月三十一日合共持有本公司已發行股本約35.5%。來自上述主要用戶的收入載於財務報表附註38。

除本報告及會計報表附註38所披露者之外，各董事、監事及彼等的聯繫人或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及客戶中擁有任何權益。

附屬公司及聯營公司

本公司於二零零八年十二月三十一日的附屬公司及聯營公司詳情載於財務報表附註1。

關連交易

持續關連交易

二零零八年，本集團繼續進行了以下交易。這些交易構成了《上市規則》所定義之關連交易，根據《上市規則》第14A章規定須作出披露：

(a) *本集團向其發起人提供服務和技術支持*

二零零八年度，本集團繼續向若干發起人(包括海南航空股份有限公司(「海航」)，上海航空股份有限公司(「上航」)、深圳航空有限責任公司(「深航」)、山東航空股份有限公司(「山航」))及其各自的附屬公司(包括：中國南方航空股份有限公司(「南航」)、東方航空、中國國際航空股份有限公司(「國航」)、四川航空股份有限公司(「川航」)、中國東方航空武漢有限責任公司(「武漢航」)及雲南祥鵬航空有限責任公司(「祥鵬航」))(「該等發起人航空公司」)，提供航空信息技術服務與技術支持及相關業務服務，包括：

(i) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售及公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務等民航及商業數據網絡服務。

該等發起人航空公司為本公司的關連人士。該等發起人航空公司應付本集團的服務費，乃按中國民用航空局(「航空局」)規定的價格標準(視乎進行交易的系統及種類)釐定，服務費按月計算。包括：

(i) 就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂量)，國際及地區航線介乎人民幣6.5元至人民幣7元；

(ii) 機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；

(iii) 就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)；及

(iv) 根據民航局規定的費率計算，使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

上述此項持續關連交易於本集團一般及日常業務過程中進行，乃本集團主要營業收入來源。詳情請參考本公司於二零零六年三月十六日、二零零七年二月十三日、九月十九日、十一月十九日及二零零八年七月二十四日之公告，以及二零零六年四月七日，二零零七年三月七日、十月十日及十二月十日發出的本公司通函，其中內容亦包括有關上述持續關連交易各自截至二零零八年十二月三十一日為止的財政年度內的年度上限。

二零零八年，該等發起人航空公司就上述持續關連交易支付本集團的服務費金額合計為人民幣1,332.6百萬元，亦請參考財務報表附註38。

(b) 本公司向中國民航信息集團公司租用物業

本公司在二零零八年繼續向中國民航信息集團公司租用位於北京東興里及東四的兩項物業(如本公司二零零七年三月七日的股東通函所述)，作為本公司日常運營的數據中心。由於中國民航信息集團公司是本公司的主要股東和發起人，中國民航信息集團公司是本公司的關連人士。有關租賃兩項物業的租賃協議期限自二零零零年十月十八日起計十年。本公司為此向中國民航信息集團公司支付的租金參照市場價格每三年檢討一次。二零零八年度兩項物業的平均租金(包含物業管理費)分別為每日每平方米人民幣3.8元及人民幣4.5元。

二零零八年，本公司就上述租賃協議支付中國民航信息集團公司的租金及使用費總額約為人民幣38,609,000元(二零零七年：人民幣38,609,000元)。有關在二零零八年租用物業的詳情及財務資料亦請參考財務報表附註38內。

(c) 本公司與服務公司之間的交易

如本公司二零零七年三月七日的股東通函所列載，海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、西安民航凱亞科技有限公司、新疆民航凱亞信息網絡有限責任公司及瀋陽民航東北凱亞有限公司(「該等服務公司」)是本公司與若干發起人(海航、深航、國航、南航、武漢航、東方航空)成立之合營企業，目的

是分銷本公司的產品，為當地的用戶提供更好的服務。由於該等發起人有權於該等服務公司的任何股東大會上行使或控制行使10%或以上的投票權，因此該等服務公司被視為本公司的關連人士。

該等服務公司向本公司支付使用主機資源的費用，連接本公司數據網絡，終端設備及打印機的連接及安裝費用，有關收費標準乃按中國民航總局之規定或按照成本價格（如適用）釐定。若該等服務公司亦提供機場旅客處理系統（APP系統）前端技術支持，則有權與本公司分享APP系統所產生的收益。本公司與服務公司簽訂的上述持續關連交易協議年期自二零零七年一月一日至二零零九年十二月三十一日止。

二零零八年，本公司由該等服務公司所得收入及服務公司分享的APP系統收入總計為人民幣30,804,276元（二零零七年：人民幣33,891,097元）。

(d) SITA Information Networking Computing (UK) Limited（「SITA INC. UK」）與本公司附屬公司天信達信息技術有限公司（「天信達」）之間的交易

二零零八年，根據雙方協議商定的費率及參照使用量，天信達向SITA INC. UK支付就航空貨運服務有關的費用款項總額為1,879,524美元（二零零七年：2,673,683美元）。由於Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited（「SITAGCH」）為天信達（本公司附屬公司）的主要股東，故SITAGCH亦屬本公司的關連人士；及SITA INC. UK為SITAGCH的同系附屬公司，故SITA INC. UK亦為本公司的關連人士。

(e) 本公司向SITA S.C.支付的會費及數據網絡服務使用費

二零零八年，本公司作為SITA S.C.成員繼續使用SITA S.C.向本公司提供的各項服務及數據網絡服務，並按照使用量及由SITA S.C.制定的適用於SITA S.C.數據網絡服務的所有用戶之計費標準，支付數據網絡服務使用費；而會費則參照SITA S.C., Société Internationale de Télécommunications Aeronautiques NV或彼等各自全資附屬公司在前一財政年度向本公司就該等服務而開出的賬單總額佔該財政年度SITA S.C.所有成員收入總額的比率釐定。由於SITAGCH及SITA S.C.均直接或間接地為「航空運輸同業」的

成員共同擁有(「航空運輸同業」),航空運輸同業是由航空運輸行業內許多相關利益實體組成的團體,其成員包括國際航空通信協會的成員及客戶,及代表世界各地同業的許多協會、理事會及委員會),故SITA S.C.被視為本公司的關連人士。

二零零八年,本公司需向SITA S.C.支付的會費及數據網絡服務使用費總額為人民幣59,828,731元(二零零七年:人民幣57,875,055元)。

本公司獨立非執行董事認為,上述(a)項至(e)項的持續關連交易:

(i) 屬於本集團在日常及一般業務;

(ii) 是按照一般商務條款進行,或如可供比較的交易不足以判斷該等交易的條款是否一般商務條款,則對本集團而言,該等交易的條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款;

(iii) 是根據有關交易的協議條款進行,而交易條款公平合理,並且符合本公司股東的整體利益;及

(iv) 倘屬於下列任何類別,於截至二零零八年十二月三十一日止財政年度不得超過下列上限:

交易類別	**交易上限**
本集團與若干發起人或發起人的附屬公司(如適用)之間的交易	人民幣2,230.9百萬元(詳見本公司二零零六年四月七日、二零零七年三月七日、二零零七年十月十日及二零零七年十二月十日之通函、以及本公司二零零八年七月二十四日之公告)
向中國民航信息集團公司租用物業	人民幣40.00百萬元(詳見本公司二零零七年三月七日之通函)

交易類別	交易上限
本公司與該等服務公司之間的交易	人民幣44.64百萬元 (詳見本公司二零零七年三月七日之通函)
本公司與SITA S.C.之間的交易	人民幣80.00百萬元 (詳見本公司二零零七年三月七日之通函)
天信達與SITA INC. UK之間的交易	美元3.549百萬元 (詳見本公司二零零七年二月十三日之公告)

本公司董事會已接獲核數師出具其確認函件，表示上述(a)項至(e)項的持續關連交易：

(a) 已獲董事會批准；

(b) 乃按照本公司提供服務或銷售貨物的定價政策而進行；

(c) 乃根據有關交易的協議條款進行；及

(d) 於二零零八年年度的發生總額並無超逾此前公告及／或通函披露上限。

其他關連交易

如本公司二零零八年五月二十六日之公告及六月十六日之股東通函所載列，本公司與中國民航信息集團公司(「航信集團」，本公司發起人及主要股東之一)於二零零八年五月五日訂立有條件的買賣協議(「買賣協議」)。據此，本公司同意收購航信集團附屬公司中國航空結算有限責任公司(「結算公司」)全部註冊資本，及位於中國北京朝陽區東興里11號的一個物業，總代價人民幣10億元(按當時匯率折算，約相等於11.15億港元)將於收購完成時由本公司按每股6.39港元(按當時匯率折算，約相等於人民幣5.73元)的價格向航信集團或其代理人發行及

配發174,491,393股每股面值人民幣1元的新內資股股份(「代價股份」)支付。有關買賣協議及其項下的交易構成本公司於上市規則下的關連交易及主要交易。如本公司日期為二零零八年七月三十一日之公告所載列，有關批准買賣協議及其項下的交易、發行代價股份及修改章程的特別決議案已於本公司於二零零八年七月三十一日舉行的臨時股東大會上以投票方式正式通過。

上述關連及主要交易於二零零九年三月三日完成。於二零零九年三月三日，本公司向航信集團發行174,491,393股代價股份。自此，本公司已發行總股份數增至1,950,806,393股，其中內資股總數佔1,329,098,393股，H股總數佔621,708,000股。

董事確認，上述關聯公司交易為本公司的關連交易或持續關連交易，均已符合《上市規則》第14A章的披露規定。

委託存款及不可收回的逾期定期存款

於二零零八年十二月三十一日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商業銀行，並符合適用的法律及法規。

稅務減免

本公司並不知悉任何因持有本公司之證券而可享有的稅務減免之詳情。

購回、出售或贖回證券

截至二零零八年十二月三十一日止年度，本集團並無購回、出售或贖回任何本公司證券。

審核委員會及遵守企業管治常規守則

審核委員會已審閱本集團採納之會計政策及慣例，並商討有關審核內部監控及財務報告之事宜，包括審閱本年度經審計綜合財務報表。有關本公司於二零零八年度遵守於二零零五年一月一日至二零零八年十二月三十一日實行的《上市規則》附錄十四的企業管治常規守則之守則條文的規定的詳情已載於本年報的企業管冶報告內。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零八年並無涉及任何重大訴訟或糾紛。

核數師

羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零八年度的國際核數師及中國審計師。

本公司二零零九年股東周年大會上將提呈委任羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司截至二零零九年十二月三十一日止年度的國際核數師及中國審計師的決議案。

承董事會命
徐　強
董事長

二零零九年三月二十七日

監事會報告

致各股東：

截至二零零八年十二月三十一日止年度，本公司第三屆監事會各成員均在自己有效任期內忠實地履行了其監事職責，確保本公司遵守及符合《上市規則》、中國法律法規、公司章程及其他有關法規，以維護本公司及其股東的權益。

經本公司二零零九年三月三日臨時股東大會批准，本公司監事會由九名監事組成改為由五名監事組成，其中職工代表監事佔監事會成員三分之一以上，獨立監事一名。（監事名單載於公司資料一節，各位監事簡歷載於第127至第128頁）。

二零零八年，本公司第三屆監事會召開了三次監事會會議，審閱了本公司二零零七年年度財務報表及二零零八年度中期財務報表，並列席本公司董事會會議，對董事會的決策及決定是否符合《上市規則》、中國法律法規及公司章程和股東及公司的利益，履行了監督職責，並向董事會及管理層提出適當建議。

監事會審閱了經羅兵咸永道會計師事務所審核的按國際會計準則編製的本公司二零零八年年度財務報表，認為該財務報表真實及合理地反映了本公司的財務狀況及經營成果，並符合本公司所適用的法規。

監事會確認本公司在二零零八年年度並沒有涉及任何重大訴訟或仲裁，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

監事會認為本公司董事會及高級管理層在二零零八年度遵守其誠信義務、勤勉地履行其在本公司的職責，維護了本公司及各股東的最大利益。監事會認為截至二零零八年十二月三十一日止年度的董事會報告符合實際經營情況。監事會對本公司的前景及發展充滿信心。

承監事會命
李曉軍
監事會主席

二零零九年三月二十七日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

獨立核數師報告
致：中國民航信息網絡股份有限公司全體股東
(於中華人民共和國註冊成立的股份有限公司)

本核數師(以下簡稱「我們」)已審核列載於第48至117頁中國民航信息網絡股份有限公司(「公司」)及其附屬公司(以下合稱「集團」)的綜合財務報表，此綜合財務報表包括於二零零八年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們已根據國際審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據國際財務報告準則真實而公平地反映公司及集團於二零零八年十二月三十一日的財務狀況及集團截至該日止年度的經營成果及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

其他事項

本報告包括意見，僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

羅兵咸永道會計師事務所
執業會計師

香港，二零零九年三月二十七日

綜合損益表

（除每股數據外，所有金額均以人民幣千元為單位）

	附註	截至十二月三十一日止年度 二零零八年	二零零七年
收入			
航空信息技術服務		**1,609,115**	1,601,160
數據網絡及其他		**396,053**	400,743
總收入	5	**2,005,168**	2,001,903
營業成本			
營業稅金及附加		**(66,957)**	(65,795)
折舊及攤銷		**(312,947)**	(243,111)
網絡使用費		**(94,410)**	(83,562)
人工成本		**(316,821)**	(271,689)
經營租賃支出		**(71,890)**	(68,607)
技術支持及維護費		**(178,323)**	(154,459)
佣金及推廣費用		**(239,570)**	(248,075)
其他營業成本		**(201,879)**	(209,701)
總營業成本		**(1,482,797)**	(1,344,999)
營業利潤		**522,371**	656,904
財務收入，淨額		**77,705**	48,696
應佔聯營公司收益		**17,969**	12,991
稅前利潤	6	**618,045**	718,591
所得稅	10	**(41,280)**	(69,941)
除稅後利潤		**576,765**	648,650
應佔			
本公司權益持有人		**560,109**	630,989
少數股東權益		**16,656**	17,661
		576,765	648,650
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄*（人民幣元）*	12	**0.32**	0.36
現金股息	11	**362,850**	230,921

後附會計報表附註為本會計報表的組成部分。

綜合資產負債表

(所有金額均以人民幣千元為單位)

	附註	於十二月三十一日 二零零八年	 二零零七年
資產			
非流動資產			
物業、廠房及設備，淨值	13	**875,874**	1,033,148
無形資產，淨值	14	**11,952**	11,824
於聯營公司的投資	16	**103,665**	85,996
其他長期資產	20	**8,962**	8,881
遞延所得稅資產	18	**6,769**	9,229
		1,007,222	1,149,078
流動資產			
存貨	21	**9,877**	9,241
應收賬款，淨值	22	**160,735**	141,565
應收聯營公司	25	**6,556**	6,308
應收關聯方款，淨值	23, 38(3)	**740,610**	389,561
應抵所得稅		**45,104**	—
預付款項及其他流動資產	26	**155,642**	102,399
持有至到期日財務資產	19	**—**	100,000
短期銀行存款	27	**2,274,728**	1,843,949
現金及現金等價物	28	**840,733**	1,209,152
		4,233,985	3,802,175
資產總值		**5,241,207**	4,951,253
權益			
可分配給股東資本及儲備			
實收資本	31	**1,776,315**	1,776,315
儲備	32	**1,466,952**	1,296,834
留存收益	33		
— 計劃現金股息	11	**362,850**	230,921
— 其他		**1,053,829**	1,028,659
		4,659,946	4,332,729
少數股東權益		**98,810**	85,997
權益合計		**4,758,756**	4,418,726
負債			
非流動負債			
遞延所得稅負債	18	**180**	129
流動負債			
應付賬款及預提費用	29	**430,973**	470,212
應付關聯方款	30	**44,548**	39,960
應交所得稅		**3,690**	17,054
遞延收益		**3,060**	5,172
		482,271	532,398
負債合計		**482,451**	532,527
權益及負債合計		**5,241,207**	4,951,253
淨流動資產		**3,751,714**	3,269,777
總資產減流動負債		**4,758,936**	4,418,855

於二零零九年三月二十七日經董事會批准。

徐　強
董事長

肖殷洪
董事

後附會計報表附註為本會計報表的組成部分。

資產負債表

(所有金額均以人民幣千元為單位)

	附註	於十二月三十一日 二零零八年	二零零七年
資產			
非流動資產			
物業、廠房及設備，淨值	13	**821,951**	980,578
無形資產，淨值	14	**10,129**	10,016
於附屬公司的投資	15	**53,709**	37,507
於聯營公司的投資	16	**27,290**	27,290
其他長期資產	20	**8,881**	8,881
遞延所得税資產	18	**5,974**	8,062
		927,934	1,072,334
流動資產			
存貨	21	—	2,632
應收賬款，淨值	22	**118,402**	110,242
應收附屬公司，淨值	24	**20,290**	24,982
應收聯營公司	25	**4,291**	6,308
應收關聯方款，淨值	23, 38(3)	**731,227**	381,573
應抵所得税		**45,104**	—
預付款項及其他流動資產	26	**142,503**	88,640
持有至到期日財務資產	19	—	100,000
短期銀行存款	27	**2,168,228**	1,757,949
現金及現金等價物	28	**737,985**	1,111,519
		3,968,030	3,583,845
資產總值		**4,895,964**	4,656,179
權益			
可分配給股東資本及儲備			
實收資本	31	**1,776,315**	1,776,315
儲備	32	**1,471,741**	1,299,652
留存收益	33		
— 計劃現金股息	11	**362,850**	230,921
— 其他		**837,888**	852,988
權益合計		**4,448,794**	4,159,876
負債			
流動負債			
應付賬款及預提費用	29	**401,642**	442,499
應付關聯方款	30	**34,628**	30,533
應付附屬公司款		**10,900**	10,789
應交所得税		—	12,482
		447,170	496,303
權益及負債合計		**4,895,964**	4,656,179
淨流動資產		**3,520,860**	3,087,542
總資產減流動負債		**4,448,794**	4,159,876

於二零零九年三月二十七日經董事會批准。

徐　強　　　　**肖殷洪**
董事長　　　　*董事*

後附會計報表附註為本會計報表的組成部分。

綜合股東權益變動表

(所有金額均以人民幣千元為單位)

	附註	本公司權益持有人應佔 實收資本	儲備	留存收益	少數股東權益	合計
二零零七年一月一日餘額		888,158	2,066,112	944,532	72,523	3,971,325
以儲備增資	32	888,157	(888,157)	—	—	—
本年利潤		—	—	630,989	17,661	648,650
分派二零零六年股利		—	—	(195,395)	—	(195,395)
附屬公司分派股利予少數股東		—	—	—	(4,187)	(4,187)
外幣報表折算差異	32	—	(1,667)	—	—	(1,667)
轉入儲備	32,33	—	120,546	(120,546)	—	—
二零零七年十二月三十一日餘額		1,776,315	1,296,834	1,259,580	85,997	4,418,726

	附註	**本公司權益持有人應佔 實收資本**	**儲備**	**留存收益**	**少數股東權益**	**合計**
二零零八年一月一日餘額		**1,776,315**	**1,296,834**	**1,259,580**	**85,997**	**4,418,726**
本年利潤		**—**	**—**	**560,109**	**16,656**	**576,765**
分派二零零七年股利	11	**—**	**—**	**(230,921)**	**—**	**(230,921)**
附屬公司分派股利予少數股東		**—**	**—**	**—**	**(3,843)**	**(3,843)**
外幣報表折算差異	32	**—**	**(1,971)**	**—**	**—**	**(1,971)**
轉入儲備	32,33	**—**	**172,089**	**(172,089)**	**—**	**—**
二零零八年十二月三十一日餘額		**1,776,315**	**1,466,952**	**1,416,679**	**98,810**	**4,758,756**

後附會計報表附註為本會計報表的組成部分。

綜合現金流量表

(所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零八年	二零零七年
經營活動之現金流量			
經營活動提供之現金	34	**526,372**	790,232
企業所得稅返還		**30,114**	30,180
企業所得稅支出		**(127,351)**	(99,772)
經營活動提供之現金流量淨額		**429,135**	720,640
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(320,436)**	(568,074)
短期銀行存款到期		**1,923,320**	1,743,036
存入短期銀行存款		**(2,354,099)**	(1,702,381)
利息收入		**94,194**	64,359
自聯營公司之股息收入		**300**	838
出售物業、廠房及設備所得款項		**482**	661
持有至到期投資收回		**100,000**	—
投資聯營公司所支付現金		**—**	(5,500)
投資活動使用之現金流量淨額		**(556,239)**	(467,061)
融資活動之現金流量			
支付公司股東股息		**(230,921)**	(252,813)
已付附屬公司少數股東股息		**(3,519)**	(3,964)
融資活動使用之現金流量淨額		**(234,440)**	(256,777)
匯率變動對現金及現金等價物的影響額		**(6,875)**	(20,816)
現金及現金等價物減少淨額		**(368,419)**	(24,014)
年初現金及現金等價物		**1,209,152**	1,233,166
年終現金及現金等價物	28	**840,733**	1,209,152

後附會計報表附註為本會計報表的組成部分。

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層，郵編100190。

截至二零零八年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司和中國民航信息網絡股份(日本)有限公司是分別於香港、新加坡、韓國、日本註冊成立和運營的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立及經營之有限公司。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	*人民幣*	
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	11,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司(續)					
湖北民航凱亞有限公司(「湖北凱亞」)	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司(「重慶凱亞」)	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司(「雲南凱亞」)	2000年6月15日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
天信達信息技術有限公司(「天信達」)	2000年9月20日	51%	—	23,149,285	提供貨運管理服務和相關軟件和技術開發；提供技術支持，培訓和資訊服務

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
附屬公司(續)					
中國民航信息網絡股份(香港)有限公司(「香港公司」)	2000年12月13日	100%	—	11,385,233	商業服務
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	4,000,000	計算機軟、硬件開發及數據網絡服務
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	—	5,000,000	計算機軟、硬件開發及數據網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	—	5,000,000	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(新加坡)有限公司(「新加坡公司」)	2005年10月21日	100%	—	481,568	硬件諮詢、系統諮詢服務

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
附屬公司(續)					
中國民航信息網絡股份(韓國)有限公司(「韓國公司」)	2005年12月28日	100%	—	403,677	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(日本)有限公司(「日本公司」)	2005年12月16日	100%	—	670,121	軟件開發供應、計算機設備維護服務
上海民航信息科技有限公司(「上海公司」)	2008年7月1日	100%	—	4,000,000	計算機軟、硬件開發及數據網絡服務
廣州民航信息技術有限公司(「廣州公司」)	2008年9月28日	100%	—	4,000,000	計算機軟、硬件開發及數據網絡服務

於二零零八年，本公司分別出資成立了附屬公司上海公司和廣州公司。

於二零零八年，香港公司收到本公司追加投資港幣9,360,000元(約人民幣8,202,360元)，實收資本自港幣3,000,000元(約人民幣3,182,873元)增至港幣12,360,000元(約人民幣11,385,233元)。

本公司及其附屬公司以下統稱「本集團」。

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比 直接	間接	已發行及繳足資本 人民幣	主要業務
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	41%	—	10,000,000	計算機軟、硬件開發和數據網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
成都民航西南凱亞有限責任公司(「西南凱亞」)	1999年11月28日	44%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
雲南航信空港網絡有限公司(「雲南空港」)	2003年4月1日	40%	—	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
黑龍江航信空港網絡有限公司(「黑龍江空港」)	2003年4月30日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動 *(續)*

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
聯營公司(續)					
上海東美在線旅行社有限公司(「上海東美」)	2003年9月28日	50%	—	24,800,000	電子商務，計算機及配件的銷售，計算機、網絡、電子、信息專業及經濟信息諮詢
大連航信空港網絡有限責任公司(「大連空港」)	2005年1月28日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
河北航信空港網絡有限公司(「河北空港」)	2007年4月5日	50%	—	3,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
廣州空港航翼信息科技有限公司(「廣州空港」)	2007年12月24日	20%	—	20,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務

2. 編製基準

本集團的綜合財務報表是遵照國際財務報告準則編製，並基於歷史成本法編製，並就按公平值透過損益記賬的財務資產和財務負債的重估而作出修訂。

2. 編製基準 *(續)*

編製符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註4中披露。

(a) 在二零零八年已生效的修訂

- 國際會計準則39「金融工具：確認及計量」，對金融資產重新分類的修訂容許若干金融資產如符合注明的條件，從「持有作買賣用途」及「可供出售」類別中重新分類。國際財務準則7「金融工具：披露」的相關修訂引入了有關從「持有作買賣用途」及「可供出售」類別中重新分類金融資產的披露規定。此項修訂自二零零八年七月一日起生效。此項修訂對本集團財務報表並無任何影響，因為本集團並無重新分類任何金融資產。

(b) 在二零零八年生效但與本集團二零零八年營運無關的詮釋

- 國際財務報告詮釋委員會 — 詮釋11「集團及庫存股份交易」；
- 國際財務報告詮釋委員會 — 詮釋12「服務特許權安排」；及
- 國際財務報告詮釋委員會 — 詮釋14「國際會計準則19 — 界定福利資產限額、最低資金要求及兩者相互關係」。

(c) 與本集團相關但未生效而本集團亦無提早採納的準則、修訂及對現有準則的詮釋

以下為已公佈的準則、修訂及對現有準則的詮釋，而本集團必須在二零零九年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際財務準則8「營運分部」(由二零零九年一月一日起生效)。國際財務準則8「營運分部」取代了國際會計準則14「分部報告」，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部數據須按照與內部報告所採用的相同基準呈報。本集團將會由二零零九年一月一日起應用國際會計準則8；

2. 編製基準(續)

(c) 與本集團相關但未生效而本集團亦無提早採納的準則、修訂及對現有準則的詮釋(續)

- 國際會計準則1(經修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。此項經修訂準則禁止在權益變動表中呈列收入及支出項目(即「非擁有人的權益變動」)，並規定「非擁有人的權益變動」必須與擁有人的權益變動分開呈列。所有非擁有人的權益變動將需要在業績報表中呈列，但實體可選擇在一份業績報表(全面收入報表)中，或在兩份報表(綜合收益表和全面收入報表)中呈列。如實體重列或重新分類比較數字，除了按現時規定呈列當期和前期期終的資產負債表外，還須呈列前期期初的經重列資產負債表。本集團將會由二零零九年一月一日起應用國際會計準則1(經修訂)；

- 國際會計準則27(經修訂)「綜合及獨立財務報表」(由二零零九年七月一日起生效)。此項經修訂準則規定，如控制權沒有改變，則附有非控制性權益的所有交易的影響必須在權益中呈列，而此等交易將不再導致商譽或盈虧。此項準則亦列明失去控制權時的會計處理方法，任何在實體內的剩餘權益按公平值重新計量，並在收益表中確認盈利或損失。本集團將會由二零一零年一月一日起對附有非控制性權益的交易應用國際會計準則27(經修訂)；

- 國際財務準則1(修訂本)「首次採納國際財務準則」及國際會計準則27「綜合及獨立財務報表」(由二零零九年七月一日起生效)。此修訂刪去了國際會計準則27成本方法的定義，並取而代之規定在投資者的獨立財務報表中呈列股息為收入。本公司將由二零一零年一月一日起在分部財務報表中應用國際財務準則27(修訂本)；

- 國際財務準則3(經修訂)「企業合併」(由二零零九年七月一日起生效)。此項經修訂準則繼續對企業合併應用收購法，但有些重大更改。例如，收購業務的所有款項必須按收購日期的公平值記錄，而分類為債務的或然付款其後須在綜合收益表重新計量。在非控制性權益被收購時，可選擇按公平值或非控制性權益應佔被收購方淨資產的比例計量。所有收購相關成本必須支銷。本集團將會由二零一零年一月一日起對所有企業合併應用國際財務報告準則3(經修訂)；及

(除另有說明外，所有金額均以人民幣千元為單位)

2. 編製基準 *(續)*

(c) 與本集團相關但未生效而本集團亦無提早採納的準則、修訂及對現有準則的詮釋 *(續)*

- 國際會計準則委員會在二零零八年五月公佈的年度改進項目

  — 國際會計準則1(修訂本)「財務報表的呈報」(二零零九年一月一日起生效)。此修訂本澄清了若干而非所有根據國際會計準則39「金融工具：確認及計量」被分類為持作買賣的金融資產和負債，分別為流動資產和負債的例子。本集團將由二零零九年一月一日起應用國際會計準則1(修訂本)。預期不會對本集團的財務報表有任何影響；

  — 國際會計準則28(修訂本)「聯營公司的投資」(及對國際會計準則32「金融工具：呈報」及國際財務準則7「金融工具：披露」的其後修訂)(二零零九年一月一日起生效)。就減值測試而言，聯營公司投資被視為單一資產，而任何減值虧損不分配至投資內所包含的特定資產，例如商譽。減值撥回記錄為投資結餘的調整，數額最多為聯營公司可收回金額的增加。本集團將會由二零零九年一月一日起，對聯營公司投資有關的減值測試以及任何相關的減值虧損，應用國際會計準則28(修訂本)；

  — 國際會計準則36(修訂本)「資產減值」(二零零九年一月一日起生效)。如公平值減出售成本是按照貼現現金流量計算，則必須作出相當於使用價值計算的披露。本集團將會由二零零九年一月一日起應用國際會計準則36(修訂本)，並對減值測試提供所需的披露(如適用)；

  — 國際會計準則38(修訂本)「無形資產」(二零零九年一月一日起生效)。預付款只能夠在取得貨品的收取權或服務之前已作出付款時確認。本集團將會由二零零九年一月一日起應用國際會計準則38(修訂本)；及

  — 關於國際財務準則7「金融工具：披露」、國際會計準則8「會計政策、會計估計的變動和錯誤更正」、國際會計準則10「結算日後事項」、國際會計準則18「收益」及國際會計準則34「中期財務報告」，有多項輕微修訂而未有在上文提及。此等修訂本不大可能會對本集團的財務報表有影響。

本集團將會評估上述準則、修訂及詮釋對綜合財務報表的影響。

3. 主要會計政策

本公司及其附屬公司在編製會計報表時所採納的主要會計政策如下。除另有説明外，此等政策在所呈報的所有年度內應用。

(a) 綜合基準

本集團綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(i) *共同控制合併的合併會計法*

綜合財務報表包括共同控制合併的合併實體或業務的財務報表，猶如自該等合併實體或業務首次受控制方控制當日起已經合併一般。

合併實體或業務的資產淨值乃按控制方的現有賬面值進行合併。在共同控制合併時並無就商譽或於被收購公司的可識別資產、負債及或然負債的公允淨值高出成本的部分確認任何金額，並以控制方持續擁有權益為限。

綜合損益表包括自最早呈列日期起或自該等合併實體或業務首次受共同控制日期起以期限較短者為準(與共同控制合併的日期無關)的業績。

綜合財務報表的比較金額乃按猶如該等實體或業務於先前結算日或其首次受共同控制當日起(以期限較短者為準)已合併的方式呈列。

與採用合併會計法入賬之共同控制合併有關的交易成本(包括專業費用、註冊費、向股東提供數據的成本、為合併原獨立運營之業務所產生的成本或虧損等)於發生年度確認為支出。

(ii) *附屬公司*

附屬公司指本集團有權管控其財政及營運政策而控制所有實體(包括特殊目的實體)，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

3. 主要會計政策*(續)*

(a) 綜合基準*(續)*

(ii) *附屬公司(續)*

會計收購法乃用作本集團收購附屬公司的入賬方法。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

於本公司之資產負債表內，於附屬公司投資乃按成本扣除累計減值(*見附註3(f)*)入賬。本公司按已收及應收股息將附屬公司之業績入賬。

(iii) *交易及少數股東權益*

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iv) *聯營公司*

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%— 50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。

3. 主要會計政策 *(續)*

(a) 綜合基準 *(續)*

(iv) 聯營公司(續)

本集團應佔聯營公司的收購後利潤或虧損於綜合收益表內確認，而應佔其收購後儲備的變動則於儲備賬內確認。累計之收購後變動於投資賬面值中調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益，按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

聯營公司的攤薄盈虧於綜合損益表確認。

於本公司之資產負債表內，於聯營公司投資乃按成本扣除累計減值(見附註3(f))入賬。本公司按已收及應收股息將聯營公司之業績入賬。

(b) 外幣

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。但作為合資格現金流量對沖或投資淨額對沖而撥入股本遞延處理之匯兑損益則不在此限。

3. 主要會計政策*(續)*

(b) 外幣*(續)*

(ii) 交易及結餘(續)

匯兑損益計入合併損益表中財務收入或成本中。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其他變動所產生的匯兑差額進行分析。與攤銷成本變動有關的匯兑差額確認為盈利或虧損，賬面值的其他變動則於權益中確認。

非貨幣性財務資產及負債的換算差額呈報為公平值盈虧的一部份。非貨幣性財務資產及負債(例如按公平值持有透過損益記賬的權益工具)的換算差額在損益表中呈報為公平值盈虧的一部份。

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

- 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；
- 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及
- 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兑差額列入股東權益。當售出或清理部份海外業務時，該等匯兑差額在損益表確認為出售盈虧的一部份。

3. 主要會計政策(續)

(c) 物業、廠房及設備

物業、廠房及設備，乃按歷史成本減累計折舊及累計減值虧損後入賬。資產的歷史成本包括其購買價格及將其運送至運作地點並達使用狀態而應估的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，且該支出的成本能可靠計量時，該支出將被資本化。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟件	3-11年
汽車	6年
傢具、裝置及其他設備	5-9年
經營性租入固定資產改良	在租賃期內

資產的殘值及可使用年限在每個資產負債表日進行審查，並在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值實時撇減至可收回金額(附註3(f))。

出售盈虧按所得款與賬面值的差額釐定，並在損益表內確認。

在建工程按成本值入賬。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(d) 無形資產

無形資產主要包括所購買計算機軟件。

購入的計算機軟件按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按3年以直線法攤銷。

與開發或維護計算機軟件程序有關的成本在產生時確認為費用。

3. 主要會計政策*(續)*

(e) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件開發成本除外：

- 完成該無形資產是技術性可行的，以致其可供使用或出售；
- 管理層有意完成該無形資產並使用或出售；
- 有能力使用或出售該無形資產；
- 能夠證明無形資產如何將產生可能的未來經濟利益；
- 有足夠的技術性、財務和其他資源以完成開發並使用或出售該無形資產；及
- 無形資產在開發期內應佔的支出能夠可靠地計量。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零八年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零七年：零)。

(f) 附屬公司、聯營公司及非財務資產投資的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

3. 主要會計政策*(續)*

(g) 財務資產

本集團將其財務資產分類為以下類別：按公平值透過損益記賬持至到期日財務資產、貸款及應收款，以及可供出售。分類視乎購入財務資產之目的。管理層在初始確認時釐定財務資產的分類。

(i) 按公平值透過損益記賬的財務資產

按公平值透過損益記賬的財務資產指持有作買賣用途的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。在此類別的資產分類為流動資產。

(ii) 持至到期日財務資產

持至到期日財務資產為有固定或可釐定付款以及固定到期日的非衍生財務資產，而本集團管理層有明確意向及能力持有至到期日。如本集團將出售持至到期日財務資產非微不足道的數額，整個類別將被重新分類為可供出售。除了到期日由結算日起計不足12個月的持至到期日財務資產分類為流動資產外，此等資產列入非流動資產內。持至到期日財務資產利用實際利息法按攤銷成本列賬。

(iii) 貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生金融資產。此等項目包括在流動資產內，但若到期日由結算日起計超過12個月者，則分類為非流動資產。

3. 主要會計政策（續）

(g) 財務資產（續）

(iv) 可供出售財務資產

可供出售財務資產為被指定作此類別或並無分類為任何其他類別之非衍生工具。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

定期購入及出售的財務資產在交易日確認 — 交易日指本集團承諾購入或出售該資產之日。對於並非按公平值透過損益記賬的所有財務資產，其投資初步按公平值加交易成本確認。按公平值透過損益記賬的財務資產，初步按公平值確認，而交易成本則在損益表支銷。當從投資收取現金流量的權利已經到期或已經轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。可供出售財務資產及按公平值透過損益記賬的財務資產其後則按公平值列賬。

來自「按公平值透過損益記賬的財務資產」類別的公平值變動所產生的盈虧，列入產生期間的損益表內。來自按公平值透過損益記賬的財務資產的股息，當本集團收取有關款項的權利確定時，在損益表內確認。

以外幣為單位並分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其他變動所產生的匯兑差額進行分析。貨幣性證券的匯兑差額在損益表確認；非貨幣性證券的匯兑差額在權益中確認。分類為可供出售的貨幣性及非貨幣性證券的公平值變動在權益中確認。

當分類為可供出售的證券售出或減值時，在權益中確認的累計公平值調整列入損益表內作為投資證券的盈虧。

3. 主要會計政策(續)

(g) 財務資產(續)

可供出售證券利用實際利息法計算的利息在損益表內確認為部份其他收入。至於可供出售權益工具的股息，當本集團收取有關款項的權利確定時，在損益表內確認為部份其他收入。

有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言)，本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、貼現現金流量分析法和期權定價模式，充份利用市場數據而儘量少依賴實體特有的數據。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產已經減值。對於分類為可供出售的股權證券，證券公平值若大幅度或長期跌至低於其成本值，會被視為證券已經顯示減值。若可供出售財務資產存在此等證據，累計虧損—按收購成本與當時公平值的差額，減該財務資產之前在損益表確認的任何減值虧損計算—自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。應收賬款的減值測試在附註3(j)中說明。

(h) 經營租賃(作為承租人)

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出(扣除自出租人收取之任何獎勵金後)在租賃期間內以直線法列作費用。

3. 主要會計政策*(續)*

(i) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入賬。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

(j) 應收賬款

應收賬款以公允價值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就業務及其他應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款，均被視為是應收賬款已減值的跡象。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表內的營業成本中確認。如一項應收賬款無法收回，其會與業務應收款內的備付賬戶撤銷。之前已撤銷的款項如其後已收回，將撥回損益表中的營業成本內。

(k) 現金及現金等價物

現金及現金等價物包括手頭現金、銀行通知存款以及原到期日為三個月或以下的其他短期高流動性投資，以及銀行透支。

(l) 應付賬款

應付賬款以公允價值確認，其後利用實際利息法按攤銷成本計量。

3. 主要會計政策(續)

(m) 稅項

(i) 當期所得稅

當期所得稅支出根據本公司附屬公司及聯營公司營運及產生應課稅收入的國家於結算日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

(ii) 遞延所得稅

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。當預計將來可能有足夠的應課稅利潤供暫時性差異轉回使用時，遞延稅項資產才被確認。遞延稅項乃就附屬公司及聯營公司產生之應課稅短暫差異而確認，惟集團倘可以控制短暫差異之撥回，並有可能在可預見將來不會撥回則除外。

(iii) 其他稅項

其他稅項負債根據中國政府當局頒佈之規定而作出準備。

(n) 員工福利

(i) 退休金責任

本集團的全職員工享有政府資助的退休金計劃，據此，雇員根據若干計算方式享有每月支付的退休金。有關政府機構須負責向該等已退休員工支付退休金。本集團每月向該等退休金計劃供款。

3. 主要會計政策*(續)*

(n) 員工福利*(續)*

(i) 退休金責任(續)

自二零零七年一月一日起，本公司開始施行一項補充退休金計劃，該計劃主要為通過保險公司對退休金進行管理。

對於界定供款計劃，本集團以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。本集團作出供款後，即無進一步付款責任。供款在應付時確認為雇員福利開支。

(ii) 其他員工福利

本集團的中方在職職工參加由政府機構設立及管理的職工社會保障體系，包括醫療保險、住房公積金及其他社會保障制度。除此以外，本集團並無其他重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取福利費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

(o) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。不就未來營運虧損確認準備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認準備。

3. 主要會計政策(續)

(o) 準備(續)

準備採用稅前折扣率按照預期需償付有關責任的現值計量，該利率反應當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的準備確認為利息開支。

(p) 收入確認

收入包括集團日常經營過程中所提供服務的公允價值，在扣除增值稅、銷售折扣和集團內部銷售後列示。

當收益的數額能夠可靠計量、未來經濟利益很有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收益確認。除非與銷售有關的所有或然事項均已解決，否則收益的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

- 航空信息技術服務之收入於提供服務時予以確認；
- 數據網絡服務之收入於提供服務時確認；
- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；
- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；

3. 主要會計政策 *(續)*

(p) 收入確認 *(續)*

- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及

- 股息收入於收取股息的權利確定時確認。

(q) 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

(r) 股本

普通股被列為權益。強制性可贖回優先股列為負債。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除稅項)。

如任何集團公司購入本公司的權益股本(庫存股份)，所支付的代價，包括任何直接所佔的新增成本(扣除所得稅)，自本公司權益持有人應佔的權益中扣除，直至股份被註銷或重新發行為止。如股份其後被重新發行，任何已收取的代價，扣除任何直接所佔的新增交易成本及相關的所得稅影響，包括在本公司權益持有人的應佔權益內。

(s) 分部報表

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

4. 關鍵會計估算及判斷

在編製國際財務報告準則下的財務報表時，本集團需對未來不確定事項作出估計和假設。估計和判斷會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。在不同的假設和情況下，實際結果可能會與估計有所差異。

如下所述的估計和假設可能會在下一個財政年度內對資產和負債的賬面價值有重大調整的風險：

(a) 固定資產折舊

本集團對固定資產採用直線法按其估計可用年期進行折舊，採取足夠的折舊率，以沖銷其成本的數額減去累計減值損失以及估計剩餘價值後的重估金額。本集團定期審閱固定資產的可使用年期，以確保折舊方法和折舊率符合相關固定資產產生經濟效益的模式。本集團對於固定資產的可使用年期的估計(詳見附註3(c))乃基於本集團使用同類資產的歷史經驗，並考慮預期的技術變化。如果先前的估計有重大變化，則對未來的折舊費用進行調整。

(b) 資產減值損失

在各資產負債表日，本集團同時參考內部與外部數據以評估資產是否出現了減值。若存在該等跡象，則須估計相關資產的可回收金額以及確認減值損失，將資產的賬面金額減至可回收金額。如果先前對資產可回收金額的估計有重大變化，則會對未來的減值計提有所影響。

(c) 公允價值

本集團會估算其金融資產及負債包括應收賬款、預付款、其他流動資產、應付賬款、預提費用及其他負債的公允價值，採用與本集團融資所使用的相似的金融工具的估計市場利率對未來合同規定的現金流進行折現。如果估計的市場利率有變化，未來的價值也會變化。

4. 關鍵會計估算及判斷*(續)*

(d) 所得稅

本集團在中國及其他司法權區繳納所得稅。在釐定所得稅撥備時，需要作出重大判斷。在一般業務過程中，部分交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否需要繳付額外稅款的估計，就預期稅務審計項目確認負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得稅和遞延稅撥備。

5. 收入

收入基本包括本集團因就提供其航空信息技術服務及相關數據網絡服務等業務而收取的費用。此等收費大部分來自公司股東。

6. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	二零零八年 **人民幣千元**	二零零七年 *人民幣千元*
已扣除：		
折舊	**299,282**	229,510
無形資產攤銷	**6,775**	7,427
經營性租入固定資產改良攤銷	**6,890**	6,174
出售物業、廠房及設備的虧損	**384**	6,039
計提應收賬款減值撥備	**6,291**	1,747
存貨銷售成本	**27,761**	53,093
定額退休金計劃的供款	**38,311**	40,963
核數師酬金	**1,938**	2,616
匯兑損失	**4,904**	20,816
住房公積金供款	**16,129**	12,439
研究與開發費用	**295,725**	264,024
已計入：		
利息收入	**(82,609)**	(69,512)

7. 董事、監事及高級管理層薪酬

(1) 董事及監事薪酬

下表列示了在二零零八年向本公司每位董事及監事支付的酬金(含稅)：

	截至二零零八年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
執行董事						
徐　強*(董事長)*(i)*	—	—	—	—	—	—
崔志雄**(ii)*	—	—	—	—	—	—
肖殷洪*(ii)*	—	—	199	255	41	495
朱曉星	—	—	206	266	44	516
丁衛平*(iv)*	—	—	101	315	41	457
宋金箱*(iv)*	—	—	92	305	38	435
非執行董事						
王全華*	—	—	—	—	—	—
羅朝庚*	—	—	—	—	—	—
宮國魁*	—	—	—	—	—	—
榮　剛*	—	—	—	—	—	—
孫湧濤*	—	—	—	—	—	—
劉德俊*	—	—	—	—	—	—
夏　毅*	—	—	—	—	—	—
宋　箭*	—	—	—	—	—	—
朱　永**(iii)*	—	—	—	—	—	—
獨立非執行董事						
易永發	120	—	—	—	—	120
蔡敬金	120	—	—	—	—	120
袁耀輝	120	—	—	—	—	120

7. 董事、監事及高級管理層薪酬 *(續)*

(1) 董事及監事薪酬 *(續)*

	截至二零零八年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼（含雇主供款）	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
監事						
李曉軍*	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
敬公斌*	—	—	—	—	—	—
張亞坤*	—	—	—	—	—	—
喻龔冰*	—	—	—	—	—	—
高京屏(職工代表監事)	—	—	191	244	42	477
王小敏(職工代表監事)	—	—	93	269	39	401
張　欣(職工代表監事)	—	—	77	131	32	240
饒戈平(獨立監事)	50	—	—	—	—	50

7. 董事、監事及高級管理層薪酬 *(續)*

(1) 董事及監事薪酬 *(續)*

下表列示了在二零零七年向本公司每位董事及監事支付的酬金(含稅)：

	截至二零零七年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼（含雇主供款）	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
董事長						
朱　永*	—	—	—	—	—	—
執行董事						
朱曉星	—	—	210	277	21	508
丁衛平	—	—	96	385	21	502
宋金箱	—	—	96	385	21	502
非執行董事						
王全華*	—	—	—	—	—	—
曹建雄*	—	—	—	—	—	—
羅朝庚* *(v)*	—	—	—	—	—	—
宮國魁*	—	—	—	—	—	—
榮　剛*	—	—	—	—	—	—
孫湧濤*	—	—	—	—	—	—
劉德俊*	—	—	—	—	—	—
夏　毅*						
宋　箭*	—	—	—	—	—	—
獨立非執行董事						
易永發	120	—	—	—	—	120
周國華	50	—	—	—	—	50
蔡敬金 *(v)*	70	—	—	—	—	70
袁耀輝	120	—	—	—	—	120

7. 董事、監事及高級管理層薪酬(續)

(1) 董事及監事薪酬(續)

	截至二零零七年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
監事						
李曉軍*	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
敬公斌*	—	—	—	—	—	—
張亞坤*	—	—	—	—	—	—
喻龑冰*	—	—	—	—	—	—
高京屏(職工代表監事)	—	—	188	244	21	453
王小敏(職工代表監事)	—	—	88	333	21	442
張　欣(職工代表監事)	—	—	72	182	21	275
饒戈平(獨立監事)	50	—	—	—	—	50

7. 董事、監事及高級管理層薪酬(續)

(1) 董事及監事薪酬(續)

* 這些董事及監事為本公司之股東或其附屬公司之雇員，並由本公司之股東或其附屬公司支付酬金。由於董事認為難以將有關金額就他們對本集團提供的服務以及對本公司控股公司或附屬公司提供的服務進行分配，故此並無作出分攤。

(i) 於二零零八年五月二十日獲委任

(ii) 於二零零八年十月十七日獲委任

(iii) 於二零零八年五月二十日離任

(iv) 於二零零八年十月十七日離任

(v) 於二零零七年六月五日獲委任

截至二零零八年十二月三十一日止年度，概無任何董事放棄或同意放棄任何酬金(二零零七年：零)，而本公司也無向任何董事、監事或高級管理人員支付任何酬金，作為加入本公司的獎勵或離開公司的損失補償(二零零七年：零)。

(2) 五位最高薪酬人士

本年度本集團最高薪酬的五位人士包括兩位(二零零七年：三位)董事，他們的薪酬在上文呈報的分析中反映。本年度支付予其餘三位(二零零七年：兩位)人士的薪酬如下：

	二零零八年 人民幣千元	二零零七年 人民幣千元
基本工資及津貼	**574**	281
酌情獎金	**732**	629
退休金	**125**	42
	1,431	952

截至二零零八年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介於人民幣零元至一百萬元(二零零七年：人民幣零元至一百萬元)。

(除另有說明外，所有金額均以人民幣千元為單位)

8. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零八年十二月三十一日止年度，按員工基本工資的20%(二零零七年：20%)之不超過政府部門規定上限部分向國家資助的退休計劃供款。本集團截至二零零八年十二月三十一日止年度所支付的退休供款約為人民幣25,233,000元(二零零七年：人民幣21,173,000元)。該金額記錄在人工成本中。

此外，於二零零七年一月一日起，本公司建立了補充界定供款年金計劃，此計劃由保險公司負責管理。截至二零零七年十二月三十一日，本集團為這一計劃所提供的初次執行該供款計劃的一次性繳費及年度供款分別約為人民幣14,000,000元和人民幣5,790,000元。截至二零零八年十二月三十一日，本集團為這一計劃所提供的年度供款約為人民幣13,078,000元。該金額記錄在人工成本中。

根據上述計劃，本集團除提取退休金供款外，並無其他任何支付退休福利義務。

9. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零八年十二月三十一日止年度，本集團對住房公積金支付的供款約為人民幣16,129,000元(二零零七年：人民幣12,439,000元)。該金額記錄在人工成本中。

截至二零零八年十二月三十一日雇員人數為2,940人(二零零七年：2,629人)。

10. 稅項

所得稅

	二零零八年 人民幣千元	二零零七年 人民幣千元
當期所得稅		
一中國企業所得稅	**37,900**	77,692
一海外利得稅	**869**	1,349
遞延所得稅	**2,511**	(9,100)
	41,280	69,941

除香港公司、新加坡公司、日本公司和韓國公司之外，本集團之稅項乃按適用於中國企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。海外利得稅乃按本集團經營範圍內各地適用稅率及評估之課稅利潤計算。

二零零七年三月十六日全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，並於二零零八年一月一日起實施。根據新所得稅法，自二零零八年起法定企業所得稅稅率為25%。

獲得高新技術企業認定的企業依據新所得稅法仍享受企業所得稅15%的優惠稅率。於二零零八年十二月，本公司根據新所得稅法再次被評定為高新技術企業，可以自二零零八年至二零一零年享受15%的優惠稅率。

依據新所得稅法，本公司中國境內之附屬公司分別適用15%至25%的稅率。

10. 稅項*(續)*

所得稅*(續)*

於二零零八年度及二零零七年度按法定加權平均稅率而計算出的理論稅額與綜合損益表中的實際稅額之差異調節如下：

	二零零八年 **人民幣千元**	二零零七年 *人民幣千元*
稅前利潤	**618,045**	718,591
加權平均法定稅率	**25%**	33%
在有關國家的盈利按適用的當地稅率計算的金額	**154,031**	237,135
無須課稅之收入	**(300)**	(450)
所得稅返還*(i)*	**(30,114)**	(30,180)
不可扣稅之費用	**4,395**	2,830
適用於優惠稅率之影響	**(86,732)**	(139,394)
實際所得稅金額	**41,280**	69,941

(i) 所得稅返還

除被評定為高新技術企業外，本公司被相關當局評定為二零零六年度、二零零七年度和二零零八年度國家規劃佈局內的重點軟件企業，可以享受10%的優惠稅率。根據相關規定，按15%的稅率繳納的稅費與按10%的優惠稅率繳納的稅費的差額應記入獲得國家規劃佈局內的重點軟件企業認定當年的利潤表中。

本公司分別於二零零七年和二零零八年獲得二零零六和二零零七年度國家規劃佈局內的重點軟件企業的認定，並分別於二零零七年和二零零八年確認了所得稅返還約人民幣30,180,000元和人民幣30,114,000元。

本公司於二零零八年十二月獲得二零零八年國家規劃佈局內的重點軟件企業的認定，相應的本公司按10%的稅率計算了當年的所得稅費用。

(除另有說明外，所有金額均以人民幣千元為單位)

10. 稅項(續)

營業稅

本集團下列服務收入須交納營業稅：

航空信息技術服務及數據網絡服務	3%
技術支持服務	5%

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司(「天信達」)經稅務機關認定為增值稅一般納稅人，本公司的其他附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4%－6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

11. 股息分配

在二零零八年五月二十日股東年會上通過了派發二零零七年末期股息每股人民幣0.13元，合共人民幣230,920,950元。該股息已計入二零零八年度股東權益並列作留存收益的分配。

於二零零九年三月二十七日，董事會建議派發二零零八年度以現金支付的末期股息人民幣206,850,000元及特別股息人民幣156,000,000元，合計人民幣362,850,000元。可享有該等股息的本公司全部已發行的份數為1,950,806,393股，折合每股派發現金股息人民幣0.186元。建議派發的末期股息及特別股息有待本公司的下一次股東周年大會的批准並將被列示於截至二零零九年十二月三十一日止年度本集團的會計報表中。

12. 每股盈利

截至二零零八年十二月三十一日止年度的每股盈利是通過將本公司權益持有人應佔盈利人民幣560,109,000元，除以發行在外的普通股股數1,776,315,000股計算得出(二零零七年：將本公司權益持有人應佔盈利人民幣630,989,000元除以發行在外的普通股股數1,776,315,000股)。

截至二零零七年及二零零八年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

13. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	固定資產改良支出	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值							
二零零七年年初餘額	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
購置	49,989	545,872	7,876	5,201	—	5,605	614,543
處置	—	(167,023)	(491)	(542)	(161)	—	(168,217)
二零零七年年末餘額	111,195	2,017,486	45,040	43,144	3,000	19,649	2,239,514
在建工程轉入	3,000	—	—	—	(3,000)	—	—
購置	1,920	131,408	4,350	8,889	—	3,197	149,764
處置	—	(12,514)	(3,431)	(1,661)	—	—	(17,606)
二零零八年年末餘額	116,115	2,136,380	45,959	50,372	—	22,846	2,371,672
累計折舊							
二零零七年年初餘額	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
本年度折舊	(3,162)	(212,761)	(4,725)	(8,862)	—	(6,174)	(235,684)
處置後撥回	—	160,474	433	450	—	—	161,357
二零零七年年末餘額	(15,388)	(1,126,814)	(25,752)	(29,566)	—	(8,846)	(1,206,366)
本年度折舊	(5,705)	(273,983)	(5,523)	(14,071)	—	(6,890)	(306,172)
處置後撥回	—	11,998	3,161	1,581	—	—	16,740
二零零八年年末餘額	(21,093)	(1,388,799)	(28,114)	(42,056)	—	(15,736)	(1,495,798)
淨值							
二零零七年年末餘額	95,807	890,672	19,288	13,578	3,000	10,803	1,033,148
二零零八年年末餘額	95,022	747,581	17,845	8,316	—	7,110	875,874

13. 物業，廠房及設備，淨值(續)

公司：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	固定資產改良支出	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
二零零七年年初餘額	32,893	1,625,438	23,211	28,328	12,443	1,722,313
購置	33,590	544,509	6,758	2,912	5,140	592,909
處置	—	(164,442)	—	—	—	(164,442)
二零零七年年末餘額	66,483	2,005,505	29,969	31,240	17,583	2,150,780
購置	—	129,010	1,805	6,239	3,112	140,166
處置	—	(9,637)	(2,333)	—	—	(11,970)
二零零八年年末餘額	66,483	2,124,878	29,441	37,479	20,695	2,278,976
累計折舊						
二零零七年年初餘額	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
本年度折舊	(1,595)	(211,812)	(2,814)	(7,284)	(5,266)	(228,771)
處置後撥回	—	157,978	—	—	—	157,978
二零零七年年末餘額	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
本年度折舊	(3,224)	(272,872)	(3,653)	(12,079)	(6,592)	(298,420)
處置後撥回	—	9,334	2,263	—	—	11,597
二零零八年年末餘額	(10,130)	(1,381,801)	(16,855)	(34,336)	(13,903)	(1,457,025)
淨值						
二零零七年年末餘額	59,577	887,242	14,504	8,983	10,272	980,578
二零零八年年末餘額	56,353	743,077	12,586	3,143	6,792	821,951

14. 無形資產，淨值

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
原值				
年初餘額	**62,696**	53,414	**56,441**	47,586
購買	**6,903**	9,282	**6,152**	8,855
年末餘額	**69,599**	62,696	**62,593**	56,441
累計攤銷				
年初餘額	**(50,872)**	(43,445)	**(46,425)**	(39,678)
本年攤銷	**(6,775)**	(7,427)	**(6,039)**	(6,747)
年末餘額	**(57,647)**	(50,872)	**(52,464)**	(46,425)
淨值				
年末餘額	**11,952**	11,824	**10,129**	10,016

本集團及本公司的無形資產為所購買的計算機軟件。

15. 於附屬公司的投資

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
投資成本	**—**	—	**53,709**	37,507

本公司的附屬公司見附註1。

16. 於聯營公司的投資

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
年初	**85,996**	68,343	**27,290**	21,790
應佔聯營公司業績	**17,969**	12,991	**—**	—
宣告分派的股利	**(300)**	(838)	**—**	—
追加投資	**—**	5,500	**—**	5,500
年終	**103,665**	85,996	**27,290**	27,290

本集團及本公司的聯營公司見附註1。

本集團在主要聯營公司(全部均為非上市)的權益如下：

	資產	**負債**	**收入**	**權益持有人所佔盈利**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零七年	111,321	25,325	346,305	12,991
二零零八年	135,009	31,344	306,681	17,969

17. 金融工具(按類別)

金融工具的會計政策已應用於以下各項：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
根據資產負債表的資產：				
應收賬款 *(附註22)*	**160,735**	141,565	**118,402**	110,242
應收關聯方款 *(附註23)*	**740,610**	389,561	**731,227**	381,573
應收附屬公司，淨值 *(附註24)*	**—**	—	**20,290**	24,982
應收聯營公司款 *(附註25)*	**6,556**	6,308	**4,291**	6,308
應收利息及其他流動資產 *(附註26)*	**37,227**	47,916	**28,321**	37,519
短期銀行存款 *(附註27)*	**2,274,728**	1,843,949	**2,168,228**	1,757,949
現金及現金等價物 *(附註28)*	**840,733**	1,209,152	**737,985**	1,111,519
貸款及應收款	**4,060,589**	3,638,451	**3,808,744**	3,430,092
持有至到期財務資產 *(附註19)*	**—**	100,000	**—**	100,000
合計	**4,060,589**	3,738,451	**3,808,744**	3,530,092

18. 遞延所得稅

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
遞延所得稅資產：				
— 超過12個月後收回的遞延稅項資產	**4,780**	6,539	**4,780**	6,539
— 在12個月內收回的遞延稅項資產	**1,989**	2,690	**1,194**	1,523
	6,769	9,229	**5,974**	8,062
遞延所得稅負債：				
— 在12個月內收回的遞延稅項負債	**(180)**	(129)	**—**	—
	(180)	(129)	**—**	—

遞延所得稅的淨變動如下：

集團：

	折舊與攤銷	**準備與其他**	**合計**
	人民幣千元	*人民幣千元*	*人民幣千元*
二零零七年年初餘額	—	—	—
在損益表中確認	7,647	1,453	9,100
二零零七年年末餘額	7,647	1,453	9,100
在損益表中確認	(1,583)	(928)	(2,511)
二零零八年年末餘額	6,064	525	6,589

18. 遞延所得稅 *(續)*

公司：

	折舊與攤銷	**準備與其他**	**合計**
	人民幣千元	*人民幣千元*	*人民幣千元*
二零零七年年初餘額	—	—	—
在損益表中確認	7,614	448	8,062
二零零七年年末餘額	7,614	448	8,062
在損益表中確認	(1,640)	(448)	(2,088)
二零零八年年末餘額	5,974	—	5,974

19. 持有至到期財務資產

於十二月三十一日，本公司和本集團有下列持有至到期財務資產：

	利率和期限	**二零零八年**	二零零七年
		人民幣千元	*人民幣千元*
國債	年利率3%， 於二零零八年十二月到期	—	100,000

20. 其他長期資產

於十二月三十一日，本公司及本集團的其他長期資產主要為房租押金。

21. 存貨

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
待售設備	**9,390**	9,009	**—**	2,632
備件	**9**	77	**—**	—
其他	**584**	261	**—**	—
合計	**9,983**	9,347	**—**	2,632
減值準備(待售設備)	**(106)**	(106)	**—**	—
淨值	**9,877**	9,241	**—**	2,632

本集團和本公司均無作為借款抵押物的存貨。

22. 應收賬款，淨值

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應收賬款	**171,851**	146,390	**128,027**	113,797
減值撥備	**(11,116)**	(4,825)	**(9,625)**	(3,555)
應收賬款，淨值	**160,735**	141,565	**118,402**	110,242

收款期限一般為提供服務後六個月內。

由於本集團應收賬款的屆滿期較短，故其賬面金額於二零零八年十二月三十一日約為其公允價值。

在報告日期，信貸風險的最高風險承擔為上述每類應收款的公平值。本集團不持有任何作為質押的抵押品。

22. 應收賬款，淨值 *(續)*

於二零零八年及二零零七年十二月三十一日，應收賬款的賬齡分析如下：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
六個月內	**126,295**	126,837	**105,638**	108,850
六個月至一年	**21,426**	6,390	**10,781**	1,490
一年至二年	**15,878**	4,578	**9,358**	1,008
二年至三年	**868**	1,247	**285**	1,062
三年以上	**7,384**	7,338	**1,965**	1,387
應收賬款合計	**171,851**	146,390	**128,027**	113,797
減值撥備	**(11,116)**	(4,825)	**(9,625)**	(3,555)
應收賬款，淨值	**160,735**	141,565	**118,402**	110,242

於二零零八年十二月三十一日，應收賬款人民幣17,747,000元(二零零七：人民幣8,656,000元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。此等業務應收款的賬齡分析如下：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
六個月至一年	**10,645**	4,900	**—**	—
一年至二年	**6,519**	3,571	**—**	—
二年至三年	**583**	185	**—**	—
	17,747	8,656	**—**	—

22. 應收賬款，淨值 *(續)*

於二零零八年十二月三十一日，應收賬款人民幣27,809,000元(二零零七年：人民幣10,897,000元)已經減值。於二零零八年十二月三十一日，撥備金額為人民幣11,116,000(二零零七年：人民幣4,825,000)。估計部份應收款預計將可收回。此等應收款的賬齡如下：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月至一年	**10,781**	1,490	**10,781**	1,490
一年至二年	**9,359**	1,007	**9,358**	1,008
二年至三年	**285**	1,062	**285**	1,062
三年以上	**7,384**	7,338	**1,965**	1,387
	27,809	10,897	**22,389**	4,947

應收賬款減值撥備的變動如下：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
年初餘額	**4,825**	3,078	**3,555**	2,872
計提減值準備	**6,291**	1,747	**6,070**	683
年末餘額	**11,116**	4,825	**9,625**	3,555

22. 應收賬款，淨值(續)

應收賬款的賬面值以下列貨幣為單位：

	集團		公司	
	二零零八年 **人民幣千元**	二零零七年 人民幣千元	**二零零八年** **人民幣千元**	二零零七年 人民幣千元
人民幣	**80,772**	47,353	**52,541**	26,946
以港幣計價	**17,587**	7,430	**11,485**	4,629
以美元計價	**70,267**	87,502	**60,862**	78,159
其他	**3,225**	4,105	**3,139**	4,063
	171,851	146,390	**128,027**	113,797

23. 應收關聯方款，淨值

	集團		公司	
	二零零八年 **人民幣千元**	二零零七年 人民幣千元	**二零零八年** **人民幣千元**	二零零七年 人民幣千元
六個月內	**587,667**	377,452	**579,699**	370,852
六個月至一年	**151,166**	10,796	**151,020**	10,721
一年至二年	**1,739**	7,055	**508**	5,779
二年至三年	**5,799**	1,895	**5,779**	1,858
三年以上	**8,904**	7,028	**8,886**	7,028
應收關聯方款合計	**755,275**	404,226	**745,892**	396,238
減值撥備	**(14,665)**	(14,665)	**(14,665)**	(14,665)
應收關聯方款，淨值	**740,610**	389,561	**731,227**	381,573

與關聯公司的往來餘額為與業務相關，無抵押，免息及一般須於六個月內償還。

23. 應收關聯方款，淨值 *(續)*

於二零零八年十二月三十一日，應收關聯方賬款人民幣152,943,000元(二零零七年：人民幣12,109,000元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的客戶。此等應收款的賬齡分析如下：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月至一年	**151,166**	10,796	**151,020**	10,721
一年至二年	**1,739**	1,276	**508**	—
二年至三年	**20**	37	**—**	—
三年以上	**18**	—	**—**	—
	152,943	12,109	**151,528**	10,721

於二零零八年十二月三十一日，應收關聯方賬款人民幣14,665,000元(二零零七年：人民幣14,665,000元)已經減值。於二零零八年十二月三十一日，撥備金額為人民幣14,665,000元(二零零七年：人民幣14,665,000元)，為對關聯方賬務人對相關服務及賬款存在異議。此等應收款的賬齡如下：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月至一年	**—**	—	**—**	—
一年至二年	**—**	5,779	**—**	5,779
二年至三年	**5,779**	1,858	**5,779**	1,858
三年以上	**8,886**	7,028	**8,886**	7,028
	14,665	14,665	**14,665**	14,665

24. 應收附屬公司，淨值

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	**人民幣千元**	*人民幣千元*
六個月內	—	—	**9,193**	7,111
六個月至一年	—	—	**645**	3,210
一年至二年	—	—	**1,044**	5,751
二年至三年	—	—	**5,716**	2,293
三年以上	—	—	**11,503**	14,428
應收附屬公司合計	—	—	**28,101**	32,793
壞賬準備	—	—	**(7,811)**	(7,811)
應收附屬公司，淨值	—	—	**20,290**	24,982

與附屬公司的往來餘額為與業務相關，免息，無抵押，承索即付。

25. 應收聯營公司款

與聯營公司的往來餘額為與業務相關的款項，無抵押，免息及一般須於一年內償還。

26. 預付款項及其他流動資產

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
預付款項	**105,515**	35,822	**101,282**	32,460
應收利息	**22,461**	34,046	**22,255**	34,046
待攤費用	**12,900**	18,661	**12,900**	18,661
其他流動資產	**14,766**	13,870	**6,066**	3,473
合計	**155,642**	102,399	**142,503**	88,640

27. 短期銀行存款

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
人民幣	**2,186,500**	1,666,000	**2,080,000**	1,580,000
以港幣計價	**88,228**	177,949	**88,228**	177,949
	2,274,728	1,843,949	**2,168,228**	1,757,949

短期銀行存款的年利率介於1.98%到4.14%(二零零七年：2.52%到4.80%)，存期介於6到12個月(二零零七年：6到24個月)。

28. 現金及現金等價物

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
現金				
人民幣	**512**	60	**293**	20
以港幣計價	**32**	34	**—**	—
其他	**39**	5	**—**	—
合計	**583**	99	**293**	20
活期存款				
人民	**765,019**	1,094,216	**717,896**	1,051,485
以美元計價	**47,227**	78,280	**14,618**	45,797
以港幣計價	**22,469**	31,640	**5,178**	14,217
其他	**5,435**	4,917	**—**	—
合計	**840,150**	1,209,053	**737,692**	1,111,499
現金及現金等價物合計	**840,733**	1,209,152	**737,985**	1,111,519

29. 應付賬款及預提費用

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應付賬款	**91,565**	180,255	**71,781**	163,835
預提離港技術延伸費	**192,435**	100,443	**192,435**	100,442
預提技術支持費	**10,124**	17,245	**9,323**	15,902
預提網絡使用費	**35,669**	45,113	**35,669**	45,113
預提員工獎金及福利	**30,043**	49,189	**28,001**	46,060
其他應交稅金(i)	**7,769**	30,459	**7,131**	29,935
其他負債	**63,368**	47,508	**57,302**	41,212
合計	**430,973**	470,212	**401,642**	442,499

於二零零八年十二月三十一日，以上餘額中約有人民幣92,825,000元(二零零七年：人民幣141,607,000元)是以美元計價的。

29. 應付賬款及預提費用(續)

應付賬款賬齡分析如下：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月以內	**14,019**	133,228	**5,314**	124,746
六個月至一年	**18,900**	13,078	**14,029**	11,231
一年至二年	**41,845**	7,884	**39,133**	4,630
二年至三年	**6,677**	17,481	**3,181**	14,644
三年以上	**10,124**	8,584	**10,124**	8,584
應付賬款合計	**91,565**	180,255	**71,781**	163,835
預提費用及其他負債	**339,408**	289,957	**329,861**	278,664
應付賬款及預提費用合計	**430,973**	470,212	**401,642**	442,499

(i) 其他應交税金

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應交營業税	**5,595**	24,959	**4,738**	24,034
應交增值税	**(693)**	(977)	**(70)**	(73)
其他	**2,867**	6,477	**2,463**	5,974
其他應交税金合計	**7,769**	30,459	**7,131**	29,935

30. 應付關聯方款

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**15,000**	14,069	**14,453**	14,069
六個月至一年	**—**	—	**—**	—
一年至二年	**3,711**	—	**3,711**	—
二年至三年	**—**	5,424	**—**	4,934
三年以上	**25,837**	20,467	**16,464**	11,530
合計	**44,548**	39,960	**34,628**	30,533

應付關聯方款餘額主要為應付股利和應付服務費用。

31. 實收資本

於二零零八年十二月三十一日，已發行的全部股份已進行登記並全額支付，合計1,776,315,000股(二零零七年：1,776,315,000股)，每股面值人民幣1元，由1,154,607,000股內資股和621,708,000股H股組成(二零零七年：1,154,607,000股內資股和621,708,000股H股)。

	二零零八年	**二零零八年**
	股數	**金額**
	千股	*人民幣千元*
法定：		
每股面值人民幣1元的內資股	1,154,607	1,154,607
每股面值人民幣1元的H股	621,708	621,708
合計	1,776,315	1,776,315
已發行及繳足：		
每股面值人民幣1元的內資股	1,154,607	1,154,607
每股面值人民幣1元的H股	621,708	621,708
合計	1,776,315	1,776,315

32. 儲備

	資本公積	法定盈餘公積金	任意盈餘公積金	外幣報表折算差異	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
集團					
二零零七年一月一日	1,194,956	477,582	394,725	(1,151)	2,066,112
轉出至實收資本(i)	(888,157)	—	—	—	(888,157)
留存收益轉入	—	36,847	83,699	—	120,546
外幣報表折算差異	—	—	—	(1,667)	(1,667)
二零零七年十二月三十一日	306,799	514,429	478,424	(2,818)	1,296,834
留存收益轉入	—	53,732	118,357	—	172,089
外幣報表折算差異	—	—	—	(1,971)	(1,971)
二零零八年十二月三十一日	306,799	568,161	596,781	(4,789)	1,466,952

32. 儲備 *(續)*

	資本公積	法定盈餘公積金	任意盈餘公積金	外幣報表折算差異	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
公司					
二零零七年一月一日	1,194,956	472,960	394,307	—	2,062,223
轉出至實收資本(i)	(888,157)	—	—	—	(888,157)
留存收益轉入	—	41,469	84,117	—	125,586
二零零七年十二月三十一日	306,799	514,429	478,424	—	1,299,652
留存收益轉入	—	53,732	118,357	—	172,089
二零零八年十二月三十日	306,799	568,161	596,781	—	1,471,741

(i) 在二零零七年六月五日的本公司股東年會及類別股東會議上，通過了以儲備人民幣888,157,500元，按每股面值人民幣1元，共計888,157,500股，以每1現有股份派送1股的方式派送紅股予本公司股東，同時轉增本公司實收資本，普通股股數由888,157,500股增加到1,776,315,000股，該等新股在各方面與原有股份享有同等權益。

33. 利潤分配

二零零八年度，根據《中華人民共和國公司法》，有關法律規定及公司章程規定，除所得稅及少數股東權益後的可供分配淨利潤按以下順序分配：

i) 彌補以前年度累計虧損(如有)；

ii) 提取法定公積金；

iii) 提取任意公積金；

iv) 分配普通股股利。

根據《中華人民共和國公司法》，本公司按年度淨利潤彌補以前年度虧損後的10%提取法定盈餘公積金，直至該公積金累計餘額達到本公司註冊資本的50%。

對於截止二零零七年十二月三十一日止年度的任意盈餘公積金的提取已經在二零零八年五月二十日股東周年大會上通過，該金額已計入二零零八年度股東權益並列作留存收益的分配。

對於截至二零零八年十二月三十一日止年度建議提取人民幣103,967,000元任意盈餘公積金一事，需在下一次股東周年大會上經股東批准。因此，該金額將被列示於截至二零零九年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，於二零零八年十二月三十一日，可供股利分配之淨利潤約為人民幣1,108,252,000元(二零零七年：人民幣959,553,000元)。

計入本公司二零零八年度會計報表的股東應佔利潤為人民幣519,837,000元(二零零七年：人民幣591,783,000元)。

34. 經營活動之現金流量

	二零零八年 人民幣千元	二零零七年 人民幣千元
稅前利潤	**618,045**	718,591
就下列各項調整：		
折舊及攤銷	**312,947**	243,111
出售物業、廠房及設備虧損	**384**	6,039
利息收入	**(82,609)**	(69,512)
計提應收賬款減值撥備	**6,291**	1,747
應佔聯營公司收益	**(17,969)**	(12,991)
匯兑損益	**4,904**	19,149
流動資產減少(增加)：		
應收賬款	**(25,461)**	(58,430)
存貨	**(636)**	(4,743)
預付款項及其他流動資產	**4,782**	(5,370)
應收聯營及關聯方款	**(351,297)**	(95,526)
流動負債增加(減少)：		
應付賬款及預提費用	**54,838**	33,728
遞延收益	**(2,112)**	2,726
應付關聯方款	**4,265**	11,713
經營活動提供之現金	**526,372**	790,232

35. 財務風險管理

- **財務風險因素**

本集團的活動面對著多種的財務風險：市場風險(包括外匯風險及利率風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

本集團財務風險管理由財務部按照董事會制定的整體政策執行。集團財務部通過與集團運營單位的緊密合作，負責確定和評估財務風險。

(除另有說明外，所有金額均以人民幣千元為單位)

35. 財務風險管理 *(續)*

- **財務風險因素** *(續)*

(i) *外匯風險*

本集團的功能貨幣為人民幣，除本集團來自國外航空公司的業務收入、向海外供貨商購買機器及設備的款項及若干開支以外幣結算，大部分交易以人民幣結算。本集團透過定期審閱本集團所承擔之淨外匯風險，以控制其外匯風險。

本集團承擔的外匯風險主要與以外幣列示的應收賬款、現金及現金等價物、短期銀行存款及應付賬款相關。這等資產及負債的貨幣分析分別於附註22、28、27和29中披露。

於二零零八年十二月三十一日，如人民幣兑美元及港幣升值/貶值5%，在管理層合理地認為所有其他可變因素維持不變的情形下，該年度的除税後利潤將減少/增加約人民幣7,282,000元，主要是由於以美元和港幣為計算單位的應收賬款、現金及現金等價物、短期銀行存款及應付賬款所引致的匯兑差異。

(ii) *利率風險*

本集團孳息資產主要為現金及現金等價物、銀行存款和持有的國債。截至二零零八年十二月三十一日止年度，本集團利息收入約為人民幣82,609,000元(二零零七年：69,512,000元)。除此之外，集團的收入及運營現金流量實質上獨立於市場利率變動。本集團短期銀行存款和國債的利率及存款期限已於附註27及附註19內披露。

本集團於二零零八年十二月三十一日無重大借款或非流動債務，因此本集團面臨的利率變動風險不重大。

35. 財務風險管理*(續)*

- **財務風險因素***(續)*

(iii) 信貸風險

信貸風險乃按照組合方式管理，本集團的信貸風險來自現金及現金等價物、短期銀行存款、應收賬款及應收關聯方款所面臨之信貸風險。這些流動資產的賬面價值乃本集團就金融資產所面對的最大信貸風險。

由於本集團的收入大部分來自本公司股東，因此本集團的應收關聯方款為業務性質，且對方主要是國內各航空公司。這些航空公司多為民航業內的大型國有企業，且還款記錄良好，基本沒有發生過重大的壞賬損失。於二零零八年十二月三十一日，約71%的應收關聯方餘額集中於本集團的三家最主要的客戶：中國南方航空股份有限公司、中國東方航空股份有限公司和中國國際航空股份有限公司(二零零七年：62%)。

本集團規定其銀行存款須存於有良好聲譽和信用的銀行中。本集團會定期評估銀行的信用。於二零零八年十二月三十一日，約64%的銀行存款集中存於四大國有銀行(二零零七年：67%)。

(iv) 流動資金風險

本集團主要通過維持充足的現金和銀行存款餘額以應對流動資金風險。於二零零八年十二月三十一日，本集團的現金和現金等價物及短期銀行存款餘額佔集團總資產的比例約為60%(二零零七年：62%)。本公司董事認為，本集團有充足的現金餘額，面臨的流動資金風險不重大。

35. 財務風險管理 *(續)*

- **資金風險管理**

本集團的目的在於維持最佳的資本結構並降低資金成本。

本集團積極並定期的監管資本結構，在充分考慮本集團未來資金需求、資金效果、現在及預期利潤、預期現金流量、預期資金支出及預期戰略投資機會下，保證最佳資本結構及股東回報。

- **公平值估計**

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司及關聯方款項、國債、應付賬款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故金融工具的賬面金額於二零零八年十二月三十一日約為其公允價值。

36. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人為本集團的總經理。總經理審閱的資料與綜合損益表所載資料一致。本集團截至二零零八年及二零零七年十二月三十一日止年度並無編製任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

37. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零八年 人民幣千元	二零零七年 人民幣千元
已授權且訂約		
—計算機系統	**15,854**	55,720
—房屋	**—**	63,437
已授權但未訂約		
—計算機系統及其他	**456,294**	661,692
—土地及房屋	**685,000**	628,962
合計	**1,157,148**	1,409,811

上文所述的資本承諾主要與開發新一代旅客服務系統、建設北京新運營中心相關。

於二零零八年十二月三十一日，上述資本承諾中以美元計價的約為人民幣14,431,000元(二零零七年：約人民幣694,000元)。

(b) 經營租賃承諾

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零八年 人民幣千元	二零零七年 人民幣千元
一年內	**39,940**	58,581
一年至五年	**10,877**	68,264
合計	**50,817**	126,845

(c) 設備維護費及技術支持費承諾

於二零零八年十二月三十一日，本集團設備維護和技術支持費用承諾約為人民幣6,663,000元(二零零七年：人民幣14,417,000元)。

38. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司(「民航信息集團」)	本公司股東
中國南方航空集團公司	本公司股東
中國南方航空股份有限公司	本公司股東之附屬公司
中國東方航空集團公司	本公司股東
中國東方航空股份有限公司	本公司股東之附屬公司
中國航空集團公司	本公司股東
中國國際航空股份有限公司	本公司股東之附屬公司
廈門航空有限公司	本公司股東
中國東方航空武漢有限責任公司	本公司股東
海南航空股份有限公司	本公司股東
深圳航空有限責任公司	本公司股東
上海航空股份有限公司	本公司股東
四川航空集團公司	本公司股東
四川航空股份有限公司	本公司股東之附屬公司
雲南祥鵬航空有限責任公司	本公司股東之附屬公司
山東航空股份有限公司	本公司股東
北京亞科技術開發有限公司(「亞科公司」)	受同一母公司間接控制
中國航空結算有限責任公司(「結算公司」)	本公司股東之附屬公司

38. 關聯公司交易 *(續)*

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) *航空信息技術服務及數據網絡服務的收入，上述服務的價格乃按照已經訂立的服務協議或參照中國民用航空總局(「民航總局」)訂立的計價準則(如適用)再經與關聯公司協商後釐定。*

公司名稱	二零零八年 人民幣千元	二零零七年 人民幣千元
中國南方航空股份有限公司(a)	**336,495**	347,507
中國東方航空股份有限公司	**253,306**	258,585
中國國際航空股份有限公司	**239,727**	241,469
海南航空股份有限公司	**151,594**	146,464
深圳航空有限責任公司(b)	**122,233**	101,128
中國東方航空武漢有限責任公司	**11,366**	14,753
四川航空股份有限公司	**68,071**	68,420
山東航空股份有限公司	**33,427**	33,668
上海航空股份有限公司	**107,714**	99,295
雲南祥鵬航空有限責任公司	**8,679**	—

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的交易額。

b. 為本集團與深圳航空有限責任公司及其附屬公司鯤鵬航空有限公司之間的交易額。

董事會認為，此等交易是在正常業務中並按一般商業條款與關聯公司進行的。

38. 關聯公司交易 *(續)*

(2) 關聯公司交易 *(續)*

(ii) *自中國民航信息集團公司租用物業*

截至二零零八年十二月三十一日止年度，向中國民航信息集團公司租用物業的經營租賃支出約為人民幣38,608,608元(二零零七年：人民幣38,608,608元)。樓宇經營租賃的租金乃按照與中國民航信息集團公司協定的費率釐定。

(iii) *接受亞科公司提供計算機軟件開發服務*

截至二零零八年十二月三十一日止年度，公司接受亞科公司提供的計算機軟件開發服務金額約為人民幣18,800,000元(二零零七年：人民幣18,800,000元)。亞科公司是中國民航信息集團公司間接控制的全資附屬公司。計算機軟件開發服務費的金額乃按照與亞科公司協定的費率釐定。

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

公司名稱	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
中國南方航空股份有限公司(a)	**281,960**	129,108	**279,400**	126,854
中國東方航空股份有限公司	**125,871**	66,214	**123,284**	63,394
中國國際航空股份有限公司	**127,592**	52,680	**127,330**	52,667
海南航空股份有限公司	**83,708**	45,009	**83,707**	44,973
深圳航空有限責任公司(b)	**42,019**	25,482	**38,541**	23,314
中國東方航空武漢有限責任公司	**3,274**	1,629	**3,274**	1,290
四川航空股份有限公司	**34,725**	45,487	**34,495**	45,587

38. 關聯公司交易 *(續)*

(3) 關聯公司的餘額 *(續)*

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的往來餘額。

b. 為本集團與深圳航空有限責任公司及其附屬公司鯤鵬航空有限公司之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

(4) 國有及國有控股企業的餘額

與其他國有及國有控股企業的餘額列示如下：

	集團		公司	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
銀行存款	**2,001,089**	2,058,932	**1,794,435**	1,880,290

本集團是國有企業。根據修改後的國際會計準則第24號「關聯方披露」，除本集團的下屬公司之外，直接或間接被中國政府控制的其他國有及國有控股企業和其子公司也被定義為本公司及其子公司的關聯方。

本公司及其子公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，本公司及其子公司已盡可能的通過適當的程序來識別客戶與供貨商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露了。

39. 最終控股公司

本公司董事認為於中國境內成立的民航信息集團為本公司的最終控股公司。

40. 會計報表期後事項

(a) 於期間後完成之重大收購事項

誠如本公司日期為二零零八年六月十六日的通函、日期為二零零八年五月二十六日及二零零八年七月三十一日的公告所載列，本公司擬收購民航信息集團於結算公司的全部股權及位於中華人民共和國(「中國」)北京朝陽區東興里的物業，總代價為人民幣10億元。該收購已於二零零九年三月三日完成，代價乃經本公司於完成後以每股代價股份6.39港元(約人民幣5.73元)向民航信息集團發行及配售174,491,393股新內資股支付，其影響將反映在截至二零零九年十二月三十一日的財務報表中。結算公司的管理層正在按國際財務報告準則編製財務報表。

本公司現全部已發行股份數為1,950,806,393股，其中內資股股數為1,329,098,393股，H股股數為621,708,000股。

由於本公司與結算公司在收購前後均為民航信息集團共同控制，因此該收購事項將被視為共同控制下的企業合併。本公司將依據附註3(a)(i)共同控制合併的會計政策法對收購結算公司的事項進行會計處理。

40. 會計報表期後事項 *(續)*

(b) 購回股票計劃

本公司於二零零九年三月三日舉行的臨時股東大會及類別股東大會批准本公司董事購回本公司股票的一般性授權。

基於該等購回股票的授權，董事會將被授權代表本公司於聯交所購回本公司每股面值人民幣1元H股。

購回已發行之H股之總面值不得超過通過該項特別決議案日期本公司已發行H股總面值之10%。

該等權利行使需經依據中華人民共和國相關法律及法規的批准。

上述贖回股票授權將於本公司下次股東周年大會過期。

41. 重分類

比較期間會計報表的部分項目已按本年度會計報表的披露方式進行了重分類。

42. 會計報表的批准

此會計報表於二零零九年三月二十七日得到董事會的批准。

綜合資產負債表

(所有金額均以人民幣千元為單位)

	於十二月三十一日				
	二零零四年	二零零五年	二零零六年	二零零七年	**二零零八年**
資產					
非流動資產					
物業、廠房及設備，淨值	475,118	728,325	661,149	1,033,148	**875,874**
無形資產，淨值	15,177	13,232	9,969	11,824	**11,952**
於聯營公司的投資	42,424	53,854	68,343	85,996	**103,665**
持有至到期日財務資產	100,000	100,000	100,000	—	**—**
其他長期資產	16,142	20,906	17,000	8,881	**8,962**
遞延所得稅資產	—	—	—	9,229	**6,769**
	648,861	916,317	856,461	1,149,078	**1,007,222**
流動資產					
存貨	4,098	3,390	4,498	9,241	**9,877**
應收賬款，淨值	38,170	61,516	84,882	141,565	**160,735**
應收聯營公司	—	1,227	273	6,308	**6,556**
應收關聯方款，淨值	112,811	272,991	300,070	389,561	**740,610**
應抵所得稅	—	—	—	—	**45,104**
預付款項及其他流動資產	82,979	48,072	62,064	102,399	**155,642**
短期投資	1,749	—	—	—	**—**
持有至到期日財務資產	—	—	—	100,000	**—**
短期銀行存款	625,378	1,947,277	1,884,604	1,843,949	**2,274,728**
現金及現金等價物	2,236,843	856,811	1,233,166	1,209,152	**840,733**
	3,102,028	3,191,284	3,569,557	3,802,175	**4,233,985**
資產總值	3,750,889	4,107,601	4,426,018	4,951,253	**5,241,207**
權益					
可分配給股東的資本及儲備					
實收資本	888,158	888,158	888,158	1,776,315	**1,776,315**
儲備	1,719,540	1,911,454	2,066,112	1,296,834	**1,466,952**
留存收益					
— 建議現金股息	177,632	204,276	195,395	230,921	**362,850**
— 其他	451,297	584,304	749,137	1,028,659	**1,053,829**
	3,236,627	3,588,192	3,898,802	4,332,729	**4,659,946**
少數股東權益	49,456	61,296	72,523	85,997	**98,810**
權益合計	3,286,083	3,649,488	3,971,325	4,418,726	**4,758,756**
負債					
非流動負債					
遞延所得稅負債	—	—	—	129	**180**
流動負債					
應付賬款及預提費用	421,821	345,000	359,200	470,212	**430,973**
應付關聯方款	27,048	93,981	85,442	39,960	**44,548**
應交所得稅	12,794	17,159	7,605	17,054	**3,690**
遞延收益	3,143	1,973	2,446	5,172	**3,060**
	464,806	458,113	454,693	532,398	**482,271**
負債合計	464,806	458,113	454,693	532,527	**482,451**
權益及負債合計	3,750,889	4,107,601	4,426,018	4,951,253	**5,241,207**
淨流動資產	2,637,222	2,733,171	3,114,864	3,269,777	**3,751,714**
總資產減流動負債	3,286,083	3,649,488	3,971,325	4,418,855	**4,758,936**

管理層提供的輔助信息
綜合損益表

(除每股數據外，所有金額以人民幣千元為單位)

	截至十二月三十一日止年度				
	二零零四年	二零零五年	二零零六年	二零零七年	**二零零八年**
收入					
航空信息技術服務	1,025,725	1,238,003	1,395,172	1,601,160	**1,609,115**
數據網絡及其他	257,125	258,781	316,533	400,743	**396,053**
總收入	1,282,850	1,496,784	1,711,705	2,001,903	**2,005,168**
營業成本					
營業稅金及附加	(42,277)	(49,764)	(56,358)	(65,795)	**(66,957)**
折舊及攤銷	(166,741)	(182,015)	(229,178)	(243,111)	**(312,947)**
網絡使用費	(70,671)	(59,982)	(76,529)	(83,562)	**(94,410)**
人工成本	(154,068)	(199,497)	(239,743)	(271,689)	**(316,821)**
經營租賃支出	(49,406)	(61,878)	(63,658)	(68,607)	**(71,890)**
技術支持及維護費	(40,456)	(68,138)	(99,801)	(154,459)	**(178,323)**
佣金及推廣費用	(155,702)	(148,004)	(194,095)	(248,075)	**(239,570)**
其他營業成本	(152,423)	(182,502)	(188,534)	(209,701)	**(201,879)**
總營業成本	(831,744)	(951,780)	(1,147,896)	(1,344,999)	**(1,482,797)**
營業利潤	451,106	545,004	563,809	656,904	**522,371**
財務收入，淨額	37,558	38,441	52,406	48,696	**77,705**
應佔聯營公司收益	10,934	11,312	11,727	12,991	**17,969**
稅前利潤	499,598	594,757	627,942	718,591	**618,045**
所得稅	(40,188)	(51,063)	(98,421)	(69,941)	**(41,280)**
除稅後利潤	459,410	543,694	529,521	648,650	**576,765**
應佔：					
本公司權益持有人	449,181	529,647	515,587	630,989	**560,109**
少數股東權益	10,229	14,047	13,934	17,661	**16,656**
	459,410	543,694	529,521	648,650	**576,765**
本公司權益持有人					
應佔盈利的每股盈利					
基本及攤薄（人民幣元）	0.25	0.30	0.29	0.36	**0.32**
現金股息	177,632	204,276	195,395	230,921	**362,850**

董事會

徐　強	董事長、執行董事(於二零零八年五月二十日獲委任)
崔志雄	執行董事(於二零零八年十月十七日獲委任)
肖殷洪	執行董事、總經理(於二零零八年十月十七日獲委任)
王全華	非執行董事(於二零零七年一月九日獲委任)
羅朝庚	非執行董事(於二零零七年六月五日獲委任)
曹光福	非執行董事(於二零零九年三月三日獲委任)
易永發	獨立非執行董事(於二零零七年一月九日獲委任)
袁耀輝	獨立非執行董事(於二零零七年一月九日獲委任)
蔡敬金	獨立非執行董事(於二零零七年六月五日獲委任)

離任未滿12個月之董事：

朱　永	非執行董事(於二零零七年一月九日獲委任為執行董事，於二零零八年三月二十八日改任為非執行董事，於二零零八年五月二十日離任)
丁衛平	執行董事(於二零零七年一月九日獲委任，於二零零八年十月十七日離任)
宋金箱	執行董事(於二零零七年一月九日獲委任，於二零零八年十月十七日離任)
朱曉星	執行董事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
孫湧濤	非執行董事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
滎　剛	非執行董事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
宮國魁	非執行董事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
劉德俊	非執行董事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
夏　毅	非執行董事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
宋　箭	非執行董事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)

審核委員會

易永發	主任委員(主席)(於二零零七年一月九日獲委任)
袁耀輝	委員(於二零零七年一月九日獲委任)
蔡敬金	委員(於二零零七年六月五日獲委任)

戰略委員會

羅朝庚	主任委員(主席)(於二零零七年六月五日獲委任)
王全華	委員(於二零零七年一月九日獲委任)
朱　永	委員(於二零零七年一月九日獲委任，於二零零八年五月二十日離任)
丁衛平	委員(於二零零七年一月九日獲委任，於二零零八年十月十七日離任)
宮國魁	委員(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
榮　剛	委員(於二零零七年一月九日獲委任，於二零零九年三月三日離任)

薪酬與考核委員會

袁耀輝	主任委員(主席)(於二零零七年一月九日獲委任)
易永發	委員(於二零零七年一月九日獲委任)
蔡敬金	委員(於二零零七年六月五日獲委任)
王全華	委員(於二零零七年一月九日獲委任)
孫湧濤	委員(於二零零七年一月九日獲委任，於二零零九年三月三日離任)

監事會

李曉軍	監事會主席、職工代表監事(分別於二零零七年一月九日及二零零九年三月三日獲委任)
杜紅鷹	監事會副主席、監事(於二零零七年一月九日獲委任)
喻龑冰	監事(於二零零七年一月九日獲委任)
高京屏	職工代表監事(於二零零七年一月九日獲委任)
饒戈平	獨立監事(於二零零七年一月九日獲委任)
敬公斌	監事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
張亞坤	監事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
王小敏	職工代表監事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
張　欣	職工代表監事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)

公司秘書

丁衛平	(於二零零一年一月十三日獲委任)

公司網址

公司綜合信息網址：
www.travelsky.net

根據《上市規則》第2.07C(6)(a)條設立的網站：
http://travelsky.wsfg.hk

核數師

國際核數師：
羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：
普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編：200021

法律顧問

香港法律：
趙不渝　馬國強律師事務所
香港中環康樂廣場一號
怡和大廈41樓

中國法律：
北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編：100020

公司資料

法定註冊位址和聯繫方式

中國民航信息網絡股份有限公司
中國北京
海淀區科學院南路2號
融科資訊中心C座南樓18-20層
郵編：100190
電話：(8610) 8409 9655
傳真：(8610) 8409 9689

香港營業地點

香港灣仔
港灣道一號
會議展覽廣場辦公大樓49樓A、50樓 L區

上市地點

香港聯合交易所有限公司
股票代號：0696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716號舖

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(http://travelsky.wsfg.hk)取得本年報副本。

董事、監事、公司秘書及高級管理人員簡歷

董事

徐　強，本公司董事長及執行董事。徐先生生於一九六二年，畢業於航空航天部第一研究院，並獲得博士學位。一九九零年十一月至一九九九年五月，徐先生於航空航天部、中國航天工業總公司，先後擔任工程師、研究室副主任、主任、十三所副所長、所長等職務。自一九九九年五月至二零零七年五月，徐先生任職於中國航天科技集團公司，先後擔任第一研究院院長助理、副院長、第十研究院院長及中國航天科技集團公司總工程師職務。自二零零七年五月起，徐先生擔任中國民航信息集團公司總經理及黨委副書記職務。自二零零八年五月起，徐先生擔任本公司第三屆董事會之執行董事及董事長。自二零零八年八月起，徐先生兼任本公司黨委副書記職務。徐先生現亦擔任本公司之附屬公司中國民航信息網絡股份(香港)有限公司董事長和上海民航信息科技有限公司董事長。

崔志雄，本公司執行董事。崔先生生於一九六零年，研究生，畢業於中央黨校世界經濟專業。崔先生於一九七六年十二月至一九八九年九月在部隊服役；一九八九年九月至一九九三年二月，在國務院機關事務管理局工作，先後任副主任科員，機關團委副書記、書記；一九九三年二月至二零零四年四月，在共青團中央國家機關工作委員會工作，先後任副書記、書記，並於二零零零年六月任中央國家機關青年聯合會主席(其間：二零零一年十一月至二零零三年十月，掛職任甘肅省委副秘書長，兼任甘肅省嘉峪關市委副書記)；二零零四年四月至今，在中國民航信息集團公司擔任黨委書記職務；二零零四年四月至二零零八年六月，擔任中國民航信息集團公司副總經理職務；自二零零八年八月起，兼任本公司黨委書記職務。自二零零八年十月起至今，崔先生擔任本公司第三屆董事會之執行董事。

肖殷洪，本公司執行董事及總經理。肖先生生於一九六二年，擁有北京航空航天大學碩士學位，高級工程師，於中國航空業擁有逾二十年的管理經驗。一九八四年七月至二零零零年十月，肖先生於中國民航計算機信息中心任職，曾先後擔任應用室副主任、信息室主任、總經理助理、副總經理等職。肖先生於二零零零年十月至二零零三年十二月期間擔任本公司第一屆董事會之執行董事。肖先生自二零零零年十月起至二零零八年八月擔任本公司副總經理，自二零零八年八月起擔任本公司總經理，自二零零八年十月起擔任本公司第三屆董事會之執行董事。肖先生現亦擔任本公司之附屬公司天信達信息技術有限公司董事長、廣州民航信息技術有限公司董事長、青島民航凱亞系統集成有限公司董事長、上海民航信息科技公司董事及中國民航信息網絡股份(香港)有限公司董事。

王全華，本公司非執行董事。王先生生於一九五四年，大學畢業，彼於中國民航業擁有近三十年管理經驗。王先生自一九九一年六月加入中國南方航空公司。自一九九八年六月起任職於南方航空（集團）公司（本公司發起人股東），歷任規劃發展部總經理、總裁助理及副總裁。自二零零二年十月起至今擔任中國南方航空集團公司副總經理，及自二零零三年三月至今擔任中國南方航空股份有限公司（於香港聯合交易所有限公司主板上市之公司，為中國南方航空集團公司之附屬公司）之董事。自二零零三年十二月起王先生當選本公司第二屆董事會之非執行董事及副董事長。二零零四年三月，王先生由董事會委任為第二屆董事會戰略委員會委員及薪酬與考核委員會委員。自二零零七年一月起至今，王先生連任本公司第三屆董事會之非執行董事、戰略委員會之委員及薪酬與考核委員會之委員。自二零零七年一月至二零零九年三月，王先生擔任本公司第三屆董事會副董事長。於二零零八年十二月三十一日，中國南方航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益，及王全華先生為中國南方航空集團公司的僱員。

羅朝庚，本公司非執行董事。羅先生生於一九五零年，於一九七零年加入民航業，具有一級飛行機械員職稱。羅先生於一九七零年八月至一九七二年八月任民航蘭州管理局教導隊飛行機械員；一九七二年九月至一九八九年三月任民航第八飛行大隊飛行機械員；一九八九年三月至一九九四年八月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於一九九四年八月至一九九六年十月任中國西北航空公司飛機維修廠黨委書記；一九九六年十月至一九九七年三月任中國西北航空公司飛機維修基地黨委書記及副總經理；一九九七年三月至二零零零年十二月任民航西北管理局副局長。羅先生於二零零零年十二月至二零零一年十一月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；二零零一年十一月至二零零二年九月任雲南航空公司總經理及黨委副書記； 二零零二年九月至二零零四年九月羅先生兼任中國東方航空雲南公司總經理。二零零四年九月至二零零六年十月兼任中國東方航空股份有限公司（一間於聯交所主板上市的公司及本公司發起人和主要股東中國東方航空集團公司的附屬公司）董事、總經理及黨委副書記。二零零二年九月至今任中國東方航空集團公司副總裁、黨組成員。自二零零七年六月至二零零九年三月，羅先生擔任本公司第三屆董事會副董事長及戰略委員會之主任委員（主席）。自二零零七年六月起至今，羅先生擔任本公司第三屆董事會之非執行董事及戰略委員會之主任委員。於二零零八年十二月三十一日，中國東方航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益，及羅朝庚先生為中國東方航空集團公司的僱員。

曹光福，本公司非執行董事。曹先生生於一九五四年，高級經濟師，大學畢業於西安外國語學院法語專業，並於中央黨校研究生院經濟管理專業研究生畢業。在民航業有逾30年的豐富管理經驗。曹先生自一九七三年十二月至一九八八年十二月於民航北京管理局運輸服務處任職；自一九八八年十二月至一九九六年九月於民航華北管理局企業管理處先後擔任副處長及處長；自一九九六年九月至一九九九年十月於民航天津市管理局任副局長，自一九九九年十月至二零零三年八月於民航快遞有限責任公司擔任總經理。曹先生自二零零三年八月至二零零八年十月於中國航空集團公司(本公司發起人及主要股東(定義見上市規則)之一)任總經理助理兼企業監管部總經理，自二零零八年十月起至今於中國航空集團公司擔任總經理助理兼辦公廳主任。曹先生自二零零九年三月起擔任本公司第三屆董事會之非執行董事。於二零零八年十二月三十一日，中國航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益，及曹光福先生為中國航空集團公司的僱員。

易永發，本公司獨立非執行董事。易先生生於一九五八年，畢業於香港中文大學工商管理學系，現為華創融資有限公司董事總經理，主要針對香港及中國的企業，進行直接投資及收購合併等活動。易先生先後曾出任於香港之港資、台資及美資投資銀行之高層管理人員職位，擁有超過25年之審計、併購、投資銀行與直接投資等工作經驗。易先生為香港會計師公會及英國特許公認會計師公會資深會員，現擔任滬光國際上海發展投資有限公司(於香港聯合交易所有限公司主板上市公司)及深圳市海王英特龍生物技術股份有限公司(香港聯合交易所有限公司創業板上市公司)之獨立非執行董事及審計委員會主席。易先生也是中國生物有限公司(於美國納斯達克全球市場上市)之獨立非執行董事及審計委員會主席。易先生也擔任北京中關村科技發展(控股)股份有限公司(於中國深圳證券交易所上市公司)之獨立董事及審計委員會主任委員。自二零零九年一月十三日起，易先生擔任中國興業太陽能技術控股有限公司(於香港聯合交易所有限公司主板上市公司)之獨立非執行董事及審計委員會主席。自二零零五年八月起易先生擔任本公司第二屆董事會之獨立非執行董事，並獲董事會委任為第二屆董事會審核委員會及薪酬與考核委員會會員。自二零零七年一月至今，易先生連任本公司第三屆董事會之獨立非執行董事，並擔任審核委員會之主任委員(主席)和薪酬與考核委員會之委員。

袁耀輝，本公司獨立非執行董事。袁先生生於一九四五年，畢業於北京理工大學，研究員級高級工程師，一九九五年國務院授予全國勞動模範稱號。一九八四年至一九九七年歷任航空工業部昌河飛機工業公司副總經理、昌河飛機工業公司總經理、江西省經濟貿易委員會主任；自一九九七年至一九九八年任中國民用航空總局體改法規企管司副司長、規劃科技體改司副司長；自一九九八年至二零零零年任中國國際航空公司黨委書記兼副總裁；自二零零一年至二零零六年四月任中國民用航空總局政策法規司司長。自二零零六年五月起任深圳市機場股份有限公司(於深圳證券交易所上市之公司，持有本公司附屬公司深圳民航凱亞有限公司5.59%股權)之獨立董事，自二零零六年十二月起，袁先生任中國交通建設股份有限公司(香港聯合交易所有限公司主板上市之公司)獨立非執行董事。自二零零七年一月起至今，袁先生擔任本公司第三屆董事會之獨立非執行董事、審核委員會之委員及薪酬與考核委員會之主任委員(主席)。

蔡敬金，本公司獨立非執行董事。蔡先生生於一九五六年，一九八零年畢業於新加坡大學，取得會計學榮譽學士學位。在過去20年，蔡先生一直擔任房地產基金經理，在美國、歐洲及亞洲進行投資工作，擁有全球性投資經驗。蔡先生現為一家房地產私募基金Real Estate Capital Asia Partners任職董事總經理。蔡先生於一九九五年至二零零四年間，出任Rodamco Asia N.V.董事局的成員；該公司是歐洲「Euronext」(與阿姆斯特丹、巴黎和法蘭克福證券交易所跨境聯網)上市的房地產投資基金公司。蔡先生擔任該公司總經理及投資部門主管至二零零四年退休為止。於一九八八年至一九九五年期間，蔡先生在新加坡政府投資有限公司的房地產部門工作，並為該公司香港辦事處的首位主管。蔡先生在一九八一至一九八八年期間亦曾任職於新加坡埃索石油公司，並於一九八四至一九八五年間被委任為埃索中國公司在廣州的營運會計主任。自二零零七年六月起至今，蔡先生擔任本公司第三屆董事會之獨立非執行董事、審核委員會之委員及薪酬與考核委員會之委員。

監事

李曉軍，本公司監事會主席及職工代表監事。李女士生於一九五六年，乃高級經濟師。彼畢業於中國人民大學，在中國民航業擁有逾二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於中國民用航空總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副處長及處長。李女士於一九九七年十二月至二零零零年八月擔任中國民用航空總局人事教育司企事業人事處之處長。李女士自二零零零年十月至二零零四年八月擔任本公司董事、副總經理及黨委副書記。自二零零二年九月起至今，李女士擔任中國民航信息集團公司(本公司發起人股東)黨委副書記、紀委書記，自二零零八年八月起兼任本公司黨委副書記及紀委書記職務。李女士為本公司第一屆董事會之執行董事，自二零零三年十二月起任本公司第二屆監事會之監事並擔任主席之職，並於二零零七年一月連任本公司第三屆監事會之監事及主席之職。

杜紅鷹，本公司監事會副主席。杜女士生於一九五九年，乃高級會計師，畢業於廈門大學，研究生學歷。在中國民航業擁有近二十年會計及財務經驗。杜女士自一九八二年八月至一九八五年一月擔任天津中國民用航空學院之教師。杜女士於一九八五年一月加入廈門航空有限公司(本公司發起人股東)，並自一九九九年至二零零七年四月擔任廈門航空有限公司計劃財務部副總經理。自二零零七年四月至今，杜女士擔任廈門航空有限公司培訓中心總經理。杜女士為本公司第一屆監事會之監事及主席，自二零零三年十二月起杜女士任本公司第二屆監事會之監事，自二零零四年四月起杜女士任本公司第二屆監事會副主席，並於二零零七年一月至今連任本公司第三屆監事會監事及副主席之職。

喻龔冰，本公司監事。喻先生生於一九七八年，畢業於中國民用航空學院(現稱中國民航大學)，主修計算機應用，喻先生畢業後加入海南航空股份有限公司(本公司發起人股東)計算機中心，自二零零零年五月起又任職海南海航航空信息系統有限公司，自二零零四年七月至二零零七年九月，喻先生擔任海南海航航空信息系統有限公司副總經理。自二零零七年九月起至今，喻先生擔任海航集團有限公司信息規劃管理部總經理，並擔任海南海航航空信息系統有限公司董事長兼CEO。自二零零七年十月起至今，喻先生兼任海南百成信息系統有限公司董事長。自二零零八年一月起至今，喻先生擔任海航集團有限公司執行總裁助理。自二零零七年一月起至今，喻先生擔任本公司第三屆監事會之監事。

高京屏，本公司職工代表監事。高女士生於一九五五年，畢業於北京大學。高女士於中國民航業擁有近三十年之管理經驗。自一九八零年八月至一九八九年一月，高女士於中國民用航空總局計算機辦公室(計算機站)擔任管理人員。自一九八九年一月至二零零零年十月，高女士於中國民航計算機信息中心歷任工程師、工會副主席。自二零零零年十月至二零零四年十二月，高女士擔任本公司工會副主席。高女士自二零零四年十二月起至今擔任本公司工會主席，並自二零零七年一月起任本公司第三屆監事會之職工代表監事。

饒戈平，本公司獨立監事。饒先生生於一九四八年，乃北京大學法學院教授、博士生導師、北京大學國際法研究所所長、北京大學港澳臺法律研究中心主任、中國國際法學會副會長、全國人大常委會香港基本法委員會委員，並於武漢大學、外交學院、華東政法大學等中國多個大學任兼職教授。饒教授主要研究領域為港澳臺法律、國際法等。饒先生亦擔任廣西陽光股份有限公司(其股份於深圳證券交易所上市)之獨立董事。饒先生自二零零三年十二月起擔任本公司第二屆監事會之獨立監事，並於二零零七年一月連任本公司第三屆監事會之獨立監事。

公司高級管理人員簡歷

榮　剛，生於一九六二年，高級工程師，擁有北京大學光華管理學院工商管理碩士學位，在中國民航業擁有二十餘年管理經驗。榮先生自一九八三年八月至一九九六年五月任職於民航計算機信息中心，自一九九六年五月至一九九九年五月任職於中國民用航空總局。榮先生自一九九九年五月至二零零二年九月擔任民航計算機信息中心(現稱為中國民航信息集團公司)之副總裁。自二零零二年九月起至二零零八年六月，擔任中國民航信息集團公司(本公司發起人股東)副總經理。榮先生自二零零零年十月起至二零零九年三月擔任本公司非執行董事。自二零零四年三月至二零零九年三月，榮先生亦擔任本公司戰略委員會委員。自二零零八年十二月起，榮先生擔任本公司副總經理。

王　瑋，生於一九六零年，高級工程師，擁有中歐國際工商學院工商管理碩士學位。一九九三年七月至二零零二年四月，任中國航空器材進出口總公司北京分公司副總經理。二零零二年四月至二零零二年九月，任中國航空器材進出口總公司總經理助理。二零零二年九月至二零零八年三月，任中國航空器材進出口集團公司副總經理。二零零八年三月至二零零八年六月，任中國民航信息集團公司(本公司發起人股東)副總經理。自二零零八年十二月起，王先生擔任本公司副總經理。

孫湧濤，生於一九五七年，擁有經濟學碩士學位，高級會計師。自一九八八年五月至一九九零年七月擔任深圳華美鋼鐵公司財務經理，自一九九零年七月至一九九三年七月擔任深圳新都酒店股份有限公司(深圳證券交易所上市公司)總會計師，自一九九三年七月至一九九六年一月擔任深業控股有限公司(於香港聯合交易所有限公司主板上市之公司，現稱為「深圳控股有限公司」)董事及財務部總經理，自一九九六年一月至二零零一年三月先後擔任香港恒力紡織(集團)有限公司財務總監、常務副總經理及董事，二零零一年三月至二零零二年二月擔任香港貴明投資有限公司副總經理及財務總監，二零零二年二月至二零零四年十一月先後擔任大亞灣核電財務有限責任公司副總經理兼財務總監。孫先生自二零零四年十一月至二零零八年六月於中國民航信息集團公司(本公司發起人股東)擔任總會計師。自二零零八年三月至二零零八年五月，孫先生擔任本公司代理董事長。自二零零七年一月起至二零零九年三月，孫先生擔任本公司非執行董事及薪酬與考核委員會之委員。自二零零八年十二月起，孫先生擔任本公司副總經理。

朱曉星，生於一九六四年，畢業於吉林大學計算機軟件專業並擁有清華大學工商管理碩士學位，於中國民航業擁有近二十年的管理及技術支持經驗。朱先生自一九八七年八月至二零零零年十月於中國民航計算機信息中心先後擔任運行部主任、客戶服務部主任等職。自本公司二零零零年十月成立以來，朱先生曾先後擔任本公司運行部、客戶服務部、技術管理部的總經理。自二零零四年八月起至二零零八年八月，朱先生擔任本公司總經理。自二零零四年十月起至二零零九年三月朱先生擔任本公司執行董事。自二零零八年八月起，朱先生擔任本公司副總經理。

黃源昌，生於一九六二年，畢業於南京工學院並持有北京航空航天大學管理學碩士學位，現為高級工程師，在中國航空業擁有二十多年的管理及技術支持經驗。黃先生自一九八九年一月至二零零零年十月先後擔任中國民航計算機信息中心運行室副主任及主任、生產管理處主任、總經理助理、副總經理。黃先生於二零零零年十月至二零零三年十二月期間擔任本公司第一屆董事會之執行董事。黃先生自二零零零年十月至二零零六年十一月期間擔任本公司副總經理。二零零七年八月起至二零零八年八月黃先生於中國民航信息集團公司擔任市場與研發部總經理。自二零零八年八月起，黃先生擔任本公司副總經理。黃先生現亦擔任本公司之附屬公司湖北民航凱亞有限公司董事長、西安民航凱亞科技有限公司董事長、上海民航信息科技有限公司董事，並擔任本公司之聯營公司上海民航華東凱亞系統集成有限公司董事長、瀋陽民航東北凱亞有限公司董事長及上海東美航空旅遊在線網絡有限公司副董事長。

公司秘書

丁衛平，本公司公司秘書(董事會秘書)。丁先生生於一九五一年，畢業於北京工業學院，在中國民航業擁有二十多年管理經驗。丁先生於一九七九年十二月至一九八四年五月任職於中國民用航空總局。彼自一九八四年五月至二零零零年八月於民航計算機信息中心(本公司發起人股東中國民航信息集團公司之前身)先後擔任計劃處處長、副總工程師等職務。丁先生自二零零零年十月至二零零四年八月擔任本公司副總工程師及規劃發展部總經理。丁先生自二零零零年十月至二零零八年十月任本公司第一屆董事會、第二屆董事會及第三屆董事會之執行董事。自二零零三年十二月至二零零八年十月，丁先生獲董事會委任為戰略委員會委員。自本公司成立至今，丁先生獲董事會委任為公司秘書(董事會秘書)。丁先生現亦擔任本公司之附屬公司雲南民航凱亞信息有限公司副董事長、天信達信息技術有限公司董事，並擔任本公司之聯營公司大連航信空港網絡有限責任公司董事長、雲南航信空港網絡有限公司副董事長、黑龍江航信空港網絡有限公司副董事長及河北航信空港網絡有限公司副董事長。